                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-85089


                                   PROSPECTUS

                         THE MAJESTIC STAR CASINO, LLC

                         [LOGO OF MAJESTIC STAR CASINO]

                               OFFER TO EXCHANGE

                10 7/8% SENIOR SECURED NOTES DUE 2006, SERIES B
                           FOR ALL OF ITS OUTSTANDING
                10 7/8% SENIOR SECURED NOTES DUE 2006, SERIES A

                          TERMS OF THE EXCHANGE OFFER

 . The exchange offer expires at 5:00 p.m. New York City time, on September 30,
  1999, unless extended.

 . All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

 . Tenders of the outstanding notes may be withdrawn any time before 5:00 p.m.
  New York City time, on the expiration of the exchange offer.

 . The exchange offer is not subject to any condition, other than that the exchange offer may not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

 . We will not receive any proceeds from the exchange offer.

 . The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

 . The terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions and you will not have registration rights.

 . There is no existing market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

   FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO YOUR PARTICIPATION IN THE EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 11.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   NEITHER THE INDIANA GAMING COMMISSION NOR ANY OTHER REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THESE NOTES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this prospectus is August 31, 1999

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Incorporation of Information We file with the SEC........................  ii

Forward-Looking Statements...............................................  ii

Available Information.................................................... iii

Prospectus Summary.......................................................   1

Risk Factors.............................................................  11

Use of Proceeds..........................................................  16

Capitalization...........................................................  17

Selected Financial Information...........................................  18

The Exchange Offer.......................................................  20

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30

Business.................................................................  43

Management...............................................................  48

Summary Compensation Table...............................................  49

Principal Owner..........................................................  50

Certain Relationship and Related Transaction.............................  50

Description of Credit Facility and Intercreditor Agreement...............  50

Description of the New Notes.............................................  52

Material Agreements......................................................  85

Regulatory Matters.......................................................  88

Specific Federal Income Tax Considerations...............................  92

Plan of Distribution.....................................................  93

Legal Matters............................................................  94

Independent Accountants..................................................  94

Index to Consolidated Financial Statements............................... F-1

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   This prospectus "incorporates by reference" important business and financial information about our company that is not included in or delivered with this prospectus. This means:

  .  incorporated documents are considered part of this prospectus;

  . we can disclose important information to you by referring you to those documents; and

  . information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this prospectus.

   The following documents are incorporated into this prospectus by reference:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

  .  our Quarterly Report on Form 10-Q for the period ended March 31, 1999;

  .our Quarterly Report on Form 10-Q for the period ended June 30, 1999; and

  . all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the exchange offer is complete.

   You may obtain copies of the information incorporated by reference into this prospectus without charge upon oral or written request to: The Majestic Star Casino, LLC; Attention: Chief Financial Officer; One Buffington Harbor, Gary, Indiana 46406-3000; Telephone: (219) 977-7823

   To obtain timely delivery of any of this information, you must make your request at least five business days prior to the expiration of the exchange offer. The date by which you must make your request is September 23, 1999.

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes or incorporates by reference forward-looking statements as they are defined in the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words. The forward-looking statements contained in this prospectus are generally located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. Actual results may differ from projected results due, but not limited, to unforeseen developments, including developments relating to the following:

  . the availability and adequacy of our cash flow to meet our requirements, including payment of your notes and the new notes to be issued pursuant to this exchange offer,

  . economic, competitive, demographic, business and other conditions in our local and regional markets,

  . changes or developments in laws, regulations or taxes in the gaming industry,

  . actions taken or omitted to be taken by third parties, including our customers, suppliers, competitors and members as well as legislative, regulatory, judicial and other governmental authorities,

  .  competition in the gaming industry,

  . changes in personnel or compensation, including federal minimum wage requirements,

  . the loss of any license or permit or our failure to obtain an unconditional renewal of our gaming license on a timely basis,

  . the loss of our riverboat casino or our joint venture's land-based facilities due to casualty, weather, mechanical failure or any extended or extraordinary maintenance or inspection that may be required,

  . changes in our business strategy, capital improvements or development plans,

  . the availability of additional capital to support capital improvements and development, and

  . other factors discussed under "Risk Factors" or elsewhere in this prospectus.

   All future written and oral forward-looking statements made by us or on our behalf are also subject to these factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus might not occur.

                             AVAILABLE INFORMATION

   We file annual quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy the reports, statements and other information with the U.S. Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the U.S. Securities and Exchange Commission but must pay photocopying fees. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our U.S. Securities and Exchange Commission filings are also available to the public on the U.S. Securities and Exchange Commission's Internet site (http://www.sec.gov).

                               PROSPECTUS SUMMARY

   The following is a summary of certain information contained elsewhere in this prospectus and is qualified by the more detailed information set forth elsewhere in this prospectus, which should be read in its entirety. This summary does not contain all of the information that may be important to you in deciding whether to participate in the exchange offer. We encourage you to read the entire prospectus, including the financial data and the information described under the heading "Risk Factors" on page 11 and under the heading "Forward-Looking Statements" on page ii. Unless otherwise indicated, the terms "we," "our," "us" and other similar terms mean The Majestic Star Casino, LLC and our wholly owned subsidiary, The Majestic Star Casino Capital Corp., and all references to numbers of slot machines and table games are as of June 30, 1999. The Majestic Star Casino Capital Corp. is a co-issuer of the notes to be issued pursuant to the exchange offer. It was formed to facilitate the offering of the notes sold by us on June 18, 1999 and has no assets or operations.

THE EXCHANGE OFFER

   On June 18, 1999, we sold $130.0 million of our 10 7/8% Senior Secured Notes due 2006, Series A, to the initial purchaser--Jefferies & Company, Inc. The initial purchaser resold those notes in reliance on Rule 144A and other exemptions under the Securities Act of 1933.

   Simultaneously with the purchase and sale of such notes, we entered into a registration rights agreement with the initial purchaser. Under the registration rights agreement, we agreed, among other things, to:

  . file a registration statement with the Securities and Exchange Commission related to the exchange offer on or before August 17, 1999;

  . deliver this prospectus to you;

  . cause the registration statement, which includes this prospectus, to become effective on or before October 18, 1999;

  . complete the exchange offer within 30 days after the registration statement becomes effective.

   You are entitled to exchange your old notes for new registered 10 7/8% Senior Secured Notes due 2006, Series B, with substantially identical terms as the old notes, except that the new notes will not have transfer restrictions and registration rights. If we do not complete the exchange offer on or before the 30th day after the registration statement becomes effective, we must pay liquidated damages to the holders of the old notes until the exchange offer is completed. You should read the discussion under the heading "The Exchange Offer--Purpose and Effect; Registration Rights" and "Description of the New Notes" for further information regarding the new notes that we are offering in exchange for your old notes.

   We believe that you may resell the new notes issued in the exchange offer without compliance with the registration and prospectus deliver provisions of the Securities Act of 1933, subject to the conditions described under "The Exchange Offer." You should read that section for further information regarding the exchange offer.

THE MAJESTIC STAR CASINO, LLC

   We own and operate the Majestic Star Casino, the newest and one of the largest gaming vessels serving the Chicago metropolitan area. We are conveniently located at Buffington Harbor in Gary, Indiana, approximately 23 miles southeast of downtown Chicago. The Chicago metropolitan area is the third largest metropolitan area in the United States. In 1998, casinos in this market generated approximately $1.5 billion of gaming revenue. During the six months ended June 30, 1999, our EBITDA (as defined) increased 43.5% to approximately $15.1 million compared to $10.5 million in the same period in 1998.

   In October 1997, we replaced a chartered vessel with the current Majestic Star Casino, a newly constructed 360 foot long vessel with a contemporary design and a stable V-shaped hull. The casino accommodates approximately 43,000 square feet of gaming space across three expansive decks, which contain 1,410 slot machines and 56 table games. The Majestic Star Casino offers patrons an exciting gaming environment with a bright and spacious layout, high ceilings, an atrium spanning two decks, colorful chandeliers and mirrors. Passengers move freely between the various levels of the casino through escalators, elevators and stair towers. The Majestic Star Casino also offers its customers on-board food and beverage facilities. In addition, in July 1999, we opened a new VIP lounge on board the vessel and remodeled a VIP boarding lounge in the dockside pavilion.

   We are indirectly wholly owned by Don H. Barden, our Chairman, President and Chief Executive Officer. Mr. Barden has invested approximately $24.0 million to design, develop, and construct the Majestic Star Casino and the Buffington Harbor gaming complex and to make related expenditures. Mr. Barden has also successfully built, owned and operated numerous businesses in the cable television, international trade and real estate industries and has owned and operated several radio stations over the past 30 years. In addition, we have a proven management team with substantial experience both industry-wide and in the Chicago metropolitan market.

   Our principal executive offices are located at One Buffington Harbor Drive, Gary, Indiana 46406-3000. Our telephone number is (219) 977-7777.

BUFFINGTON HARBOR

   The Majestic Star Casino operates from the Buffington Harbor gaming complex, which we share with the Trump Casino. The Buffington Harbor gaming complex includes a guest pavilion, vessel berths, parking lots and other common area facilities. Buffington Harbor has the largest concentration of gaming positions in the Chicago metropolitan market, offering patrons a total of approximately 3,455 gaming positions, which is greater than the number of gaming positions that exist at any other site in northwest Indiana. This number is also substantially greater than the number of gaming positions allowed at any individual Illinois gaming site, which is currently limited by Illinois gaming laws to 1,200. We believe that we have achieved operating cost savings and marketing advantages over our competitors as a result of the operation of two casinos at the same location.

   Buffington Harbor offers two cruising vessel casinos (ours and the Trump Casino) with a staggered cruising schedule. As a result, patrons enjoy significantly reduced waiting times to board a casino. Specifically, the maximum scheduled waiting time for Buffington Harbor patrons is 30 minutes, compared to a maximum of 90 minutes in all other northwest Indiana gaming locations. Further, gaming customers in the Chicago area, Indianapolis, South Bend and Fort Wayne, Indiana, and Kalamazoo and Grand Rapids, Michigan can conveniently access Buffington Harbor, which is located at the interchange of U.S. 12 and Indiana State Highway 912, just off of I-80/94 and the Indiana Toll Road.

   The Buffington Harbor gaming complex is a two-level, 90,000 square foot structure containing a 352-seat buffet, a 110-seat steakhouse restaurant, several bars and lounges, gift shops and areas for staging and ticketing. The complex features a grand entrance, granite and marble floors, unique metallic finishes, two large fountains and a variety of lighting effects. The Buffington Harbor gaming complex is situated on an approximately 100-acre site, containing approximately 3,000 parking spaces, and offers valet parking and convenient bus loading and unloading facilities. The Buffington Harbor gaming complex was developed and constructed by Buffington Harbor Riverboats, L.L.C., a joint venture between us and an indirect subsidiary of Trump Hotels and Casino Resorts, Inc.

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MARKET OVERVIEW

   The Chicago metropolitan area is the third most populated metropolitan area in the United States. According to demographic sources, there were approximately nine million adults living in the area in 1998, and the average household income was approximately $48,200. The population and average household income of the Chicago metropolitan market are the largest among all United States riverboat/cruising vessel casino markets. The Chicago metropolitan market is a relatively young gaming market, as gaming was first introduced in 1992. This market is primarily served by nine riverboat/cruising vessel casinos, including our casino, operating under licenses granted by the States of Illinois and Indiana. These casinos generated 1998 gaming revenue of approximately $1.5 billion, ranking first among all United States riverboat/cruising vessel casino markets. Such revenue has increased at a compound annual rate of approximately 26.1% since 1995. Notwithstanding the recent growth trends, we believe that the Chicago metropolitan market remains underserved.

GROWTH STRATEGY

   Leverage Existing Customer Base. We have established the Club M-Star Slot Club to increase the frequency of visits by our existing customers. This program enables us to maintain a comprehensive database of information about our gaming patrons, including their gaming levels, duration of play and preferences. We use this information to create a comprehensive direct mail marketing program. As a result, we have reduced our overall marketing costs and have improved the efficiency of our marketing expenditures. In addition, we recently opened a VIP lounge on board the vessel and remodeled a VIP boarding lounge in the dockside pavilion. We believe these amenities will differentiate us from our competitors who currently provide only dockside lounges. We have also introduced a concierge service to assist in providing superior service to our higher activity gaming patrons.

   Attract New Customers. We continue to use mass media, such as radio, television, newspaper and billboard advertising, to enhance our brand image and attract new customers. In this effort, we promote the convenience of two casinos at Buffington Harbor and major events, such as player parties and promotional giveaways. Once new patrons visit the Majestic Star Casino, we endeavor to register them in the Club M-Star. This allows us to expand our database of customers and to tailor our marketing programs accordingly. To further these efforts, in the first quarter of 1999, we created a player development function with the mission of attracting and creating marketing programs directed towards higher activity gaming customers.

   Increase Emphasis on Slot Play. Slot machine wagering is the fastest growing and most profitable segment of our casino, representing approximately 76.4% of our gaming revenues in 1998. We continue to enhance slot machine revenue by modifying our mix of slot machine types and introducing the latest slot machine models. For example, in 1998, we introduced nickel slot machines, various poker video and participation games, including Wheel of Fortune(R) and Jeopardy(R), and in the first quarter of 1999, we introduced Monopoly(R). These participation games provide patrons with the opportunity to conduct more advanced betting on a single game. As a result, we have substantially increased our revenues with respect to these games compared to the house average.

   Provide Attentive, Friendly Customer Service. As part of our commitment to providing a quality casino entertainment experience for our patrons, we are dedicated to ensuring a high level of customer satisfaction and loyalty by providing attentive customer service in a clean, friendly and relaxed atmosphere. We recognize that consistent quality and a comfortable atmosphere stem from the collective care and friendliness of each of our employees. Toward this end, we conduct ongoing training sessions to emphasize the importance of customer contact and to encourage our employees to be friendly, smile and wish each customer good luck. In addition, we offer competitive employee benefit programs to recruit and retain friendly, professional employees.

   Construction of New Parking Facility. We currently intend to construct a multi-level covered parking structure with our joint venture partner. The parking structure is expected to provide customers with approximately 1,600 covered parking spaces and indoor access to the Buffington Harbor gaming complex. Customers currently either park their automobiles in an approximately 3,000 space flat parking lot or use our valet parking services. We currently expect to contribute approximately $3.5 million of capital toward the project. We believe that the convenience of the new parking structure will attract a significant number of new customers to the Buffington Harbor gaming complex, thereby providing substantial opportunities to increase our net revenues and related cash flow.

   Expand Operations. The Buffington Harbor gaming complex is located on an approximately 100-acre site. We believe that we are one of only two locations in the Chicago metropolitan market with the capacity to significantly expand our land-based facilities. In addition to the property owned by the joint venture, an affiliate of ours has entered into discussions with various parties concerning the feasibility of purchasing additional land adjacent to the joint venture property for future development. We also continually evaluate the acquisition and/or construction of gaming facilities in new locations.

                          TERMS OF THE EXCHANGE OFFER

NEW NOTES...............  We are offering registered 10 7/8% Senior Secured
                          Notes due 2006, Series B, for your notes. The terms of the new notes and your old notes are substantially identical, except:

                             . the new notes will be registered under the
                               Securities Act of 1933;

                             . the new notes will not bear any legends
                               restricting transfer; and

                             . your rights under the registration rights
                               agreement, including your right to receive liquidated damages, will terminate.

THE EXCHANGE OFFER......  We are offering to exchange $130.0 million total principal amount of the new notes for your old notes. As of the date of this prospectus, $130,000,000 aggregate principal amount of the old notes is outstanding.

EXPIRATION DATE.........  You have until 5:00 p.m., New York City time, on
                          September 30, 1999 to validly tender your old notes if you want to exchange your old notes for new notes. We may extend that date under certain conditions.

CONDITIONS OF THE
 EXCHANGE OFFER.........
                          The exchange offer is not subject to any conditions, other than that the exchange offer does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

INTEREST................  You will receive interest on the new notes from the date interest was last paid on your old notes, or, if no interest was paid on your old notes, you will receive interest from June 18, 1999. If your old notes are exchanged for new notes, you will not receive any accrued interest on your old notes.

PROCEDURES FOR
 TENDERING OLD NOTES;
 SPECIAL PROCEDURES FOR
 BENEFICIAL OWNERS......
                          If you want to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent.

                          Please send these materials to the exchange agent at the address set forth in the accompanying letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date. You must also send one of the following:

                             . a certificate of your old notes;
                             . a timely confirmation of book-entry transfer of
                               your old notes into the exchange agent's account at The Depository Trust Company; or
                             . the items required by the guaranteed delivery
                               procedures described below.

                          If you are a beneficial owner of your old notes and your old notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company, and you wish to tender your old notes in the exchange offer, you should instruct your nominee to promptly tender the old notes on your behalf.

                          If you are a beneficial owner and you want to tender your old notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, make appropriate arrangements to either register ownership of your old notes in your name or obtain a properly completed bond power from the registered holder of your old notes. By executing the letter of transmittal, you will represent to us that:
                             . you are not our "affiliate" (as defined in Rule
                               405 under the Securities Act of 1933);
                             . you will acquire the new notes in the ordinary
                               course of your business;
                             . you are not a broker-dealer that acquired your
                               notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act of 1933 or any other available exemption under the Securities Act of 1933;
                             . if you are a broker-dealer that acquired your
                               notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and
                             . you are not participating, do not intend to
                               participate and have no arrangement or
                               understanding with any person to participate in the distribution of the new notes.

                          If your old notes are not accepted for exchange for any reason, we will return your old notes to you at our expense.

GUARANTEED DELIVERY
 PROCEDURES.............
                          If you wish to tender your old notes and:
                             . your old notes are not immediately available;
                             . you are unable to deliver on time your old
                               notes or any other document that you are required to deliver to the exchange agent; or
                             . you cannot complete the procedures for delivery
                               by book-entry transfer on time;
                          then you may tender your old notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in "The Exchange Offer--Guaranteed Delivery Procedures."

ACCEPTANCE OF OLD NOTES
 AND DELIVERY OF NEW
 NOTES .................
                          We will accept all old notes that you have properly tendered on time when all conditions of the exchange offer are satisfied or waived. The new notes will be delivered promptly after we accept the old notes.

WITHDRAWAL RIGHTS.......  You may withdraw the tender of your old notes at any time before 5:00 p.m., New York City time, on the expiration date.

THE EXCHANGE AGENT......  IBJ Whitehall Bank & Trust Company is the exchange agent. Its address and telephone number are set forth in "The Exchange Offer--The Exchange Agent."

FEES AND EXPENSES.......  We will pay all expenses relating to the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes, if applicable, relating to the exchange offer.

RESALES OF NEW NOTES....  We believe that the new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery requirements of the Securities Act of 1933 if:

                             . you are not our "affiliate" (as defined in Rule
                               405 under the Securities Act of 1933);

                             . you acquire the new notes in the ordinary
                               course of your business;

                             . you are not a broker-dealer that purchased old
                               notes from us to resell them pursuant to Rule 144A under the Securities Act of 1933 or any other available exemption under the Securities Act of 1933; and

                             . you are not participating, and have no
                               arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act of 1933) of the new notes.

                          You should read the information under the heading "The Exchange Offer--Resales of the New Notes" for a more complete description of why we believe that you can freely transfer the new notes received in the exchange offer without registration or delivery of a prospectus.

                          All broker-dealers that are issued new notes for their own accounts in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that they will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the new notes. If you are a broker-dealer and are required to deliver a prospectus, you may use this prospectus for an offer to resell, a resale or other transfer of the new notes.

FEDERAL INCOME TAX
 CONSEQUENCES...........
                          The issuance of the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. You will not recognize any gain or loss upon receipt of the new notes. See "Certain Federal Income Tax Consequences."

REGISTRATION RIGHTS       In connection with the sale of the old notes, we
AGREEMENT...............  entered into a registration rights agreement with the initial purchaser of the old notes that grants the holders of the old notes registration rights. As a result of making and consummating this exchange offer, we will have fulfilled most of our obligations under the registrations rights agreement. If you do not tender your old notes in the exchange offer, you will not have any further registration rights under the registration rights agreement or otherwise unless you were not eligible to participate in the exchange offer or do not receive freely transferrable new notes in the exchange offer. See "The Exchange
                          Offer--Purpose and Effect; Registration Rights."

USE OF PROCEEDS.........  We will not receive any proceeds from the issuance of the new notes, and we will pay the expenses of the exchange offer.

                    CONSEQUENCES OF NOT EXCHANGING OLD NOTES

   If you do not exchange your old notes for the new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer contained in the legend on the old notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act of 1933. However, you may offer or sell your old notes under an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act of 1933.

                       SUMMARY OF TERMS OF THE NEW NOTES

   The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act of 1933. As a result, the new notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the old notes. The new notes represent the same debt as the old notes. Both the old notes and the new notes are governed by the same indenture.

ISSUERS.................  The Majestic Star Casino, LLC and its wholly owned subsidiary, The Majestic Star Casino Capital Corp.

SECURITIES OFFERED......  $130,000,000 principal amount of 10 7/8% Senior
                          Secured Notes due 2006, Series B.

MATURITY DATE...........  July 1, 2006.

INTEREST RATE...........  10 7/8% per year.

INTEREST PAYMENT          Semi-annually beginning on January 1, 2000.
DATES...................

RANKING.................  The new notes will rank senior in right of payment to any of our subordinated indebtedness and will rank equal in right of payment to any of our senior indebtedness.

SECURITY INTEREST.......  The new notes will be secured by, among other things, a pledge or assignment of the Majestic Star Casino vessel, each member's interest in

                          The Majestic Star Casino, LLC, our membership interest in our joint venture, the Berthing Agreement, dated as of April 26, 1996, by and between us and our joint venture, our rights to the service mark "Majestic Star Casino" and substantially all of our other assets, other than certain specified excluded assets. The lien on the collateral securing the proposed new credit facility will be senior to the lien on the collateral securing the new notes.

OPTIONAL REDEMPTION.....  After July 1, 2003, all or some of the new notes may be redeemed at our option at the following premiums, plus interest:

                 FOR THE PERIOD BELOW                           PERCENTAGE
                 --------------------                           ----------
                 On or after July 1, 2003......................  105.438%
                 On or after July 1, 2004......................  102.719%
                 July 1, 2005 and thereafter...................  100.000%

                          Prior to July 1, 2002, up to 35% of the principal amount of the new notes may be redeemed at our option with the net proceeds of certain public equity offerings at 110.875% of their face amount, plus interest.

REQUIRED REGULATORY
 REDEMPTION ............
                          The new notes may be redeemed in the event of certain determinations by the gaming authorities in jurisdictions in which we conduct gaming operations. See "Description of the New Notes--Redemption."

GUARANTEES..............  Subject to certain exceptions, if we create or acquire new wholly owned subsidiaries, they will guarantee our obligations under the new notes.

CHANGE OF CONTROL         If we go through a change of control, we must give
OFFER...................  holders of the new notes the opportunity to sell us their new notes at 101% of their face amount, plus interest.

ASSET SALE PROCEEDS.....  If we do not reinvest cash proceeds from the sale of assets in our business, we may have to use these proceeds to offer to buy back some of the new notes at their face amount, plus interest.

CERTAIN INDENTURE         The new notes will be governed by the same indenture
PROVISIONS..............  governing the old notes. The provisions of the indenture will limit our ability to:

                             .incur more debt;

                             .pay management fees;

                             .pay dividends, redeem stock, or make other
                              distributions;

                             .issue ownership interests in subsidiaries;

                             .make certain investments;

                             .create liens;

                             .merge or consolidate; and

                             .transfer or sell our assets.

                          These covenants are subject to a number of important exceptions.

                      SUMMARY FINANCIAL AND OPERATING DATA

   The following table presents our summary financial and operating data for the fiscal years ended December 31, 1996 through 1998 and for the six months ended June 30, 1998 and 1999 and balance sheet data at June 30, 1999. This data is derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, except that the financial and operating data for the six months ended June 30, 1998 and 1999 and the balance sheet data at June 30, 1999 have been derived from our unaudited financial statements which, in our opinion, contain all adjustments (consisting only of normal and recurring adjustments) necessary for a fair representation of our financial position and results of operations at such dates and for such periods. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                      FISCAL YEAR ENDED          SIX MONTHS
                                         DECEMBER 31,          ENDED JUNE 30,
                                   --------------------------  ----------------
                                   1996(A)   1997      1998     1998     1999
                                   -------  -------  --------  -------  -------
                                                                 (UNAUDITED)
                                   (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues.................... $54,221  $94,543  $114,263  $56,685  $60,710
  Operating expenses.............. $48,949   86,236    92,758   47,850   45,648
  Depreciation and amortization...   5,320    7,700     7,820    3,832    3,915
  Operating income................     (48)     607    13,685    5,003   11,147
OTHER FINANCIAL DATA:
  EBITDA(b)....................... $10,738  $12,701  $ 23,219  $10,494  $15,062
  EBITDA margin...................    19.8%    13.4%     20.3%    18.5%    24.8%
  Capital expenditures............  20,242   39,641     2,100    1,516    2,067
OPERATING DATA:
  Number of slot machines(c)......     924    1,532     1,499    1,459    1,410
  Number of table games(c)(d).....      50       64        61       61       56
  Win per slot per day............ $   198  $   187  $    154  $   153  $   176
  Win per table per day(d)........   1,496    1,248     1,116    1,174    1,319
  Win per patron..................      53       56        57       55       68
PRO FORMA DATA:
  EBITDA to interest expense, net(e)...............................        2.0x
  Net Debt to EBITDA(f)............................................        4.2x

                                                             AT JUNE 30, 1999
                                                          ----------------------
                                                                  ACTUAL
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS,
                                                                UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents(g)...........................        $ 14,302
  Total assets...........................................        $129,169
  Total debt.............................................        $138,046
  Members' (deficit).....................................        $(16,022)

--------
Footnotes on following page:

(a) We had 205 days of gaming operations during 1996.

(b) EBITDA represents operating income before depreciation, amortization, pre-opening expenses, loss on disposition of assets, and lease and termination payments on the chartered vessel. Pre-opening expenses were $4.6 million and $1.3 million in 1996, and 1997, respectively. Loss on disposition of assets was approximately $1.6 million, $1.0 million and $0.9 million in 1997, 1998, and the six months ended June 30, 1998, respectively. Prior to October 27, 1997, we chartered a vessel to conduct our gaming operations. Lease and termination payments on the chartered vessel were approximately $0.9 million, $1.5 million, $0.8 million, and $0.8 million in 1996, 1997, 1998, and the six months ended June 30, 1998, respectively. EBITDA is presented to enhance the understanding of our financial performance and our ability to service our debt, including the notes issued on June 18, 1999. We understand that EBITDA is used by certain investors as one measure of cash flow and enables a comparison of our performance with the performance of other companies that report EBITDA. EBITDA is not a generally accepted accounting principles financial indicator and should not be considered an alternative to, or more meaningful than, net income or income from operations as an indicator of our operating performance or net cash provided by operating activities as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

(c) Reflects data at year-end or period end.

(d) Excludes poker table data.

(e) Pro forma interest expense, net, is $14.7 million and represents pro forma interest expense (excluding the non-cash component), of the $130 million 10 7/8% and $6 million 12 3/4% notes and $4.3 million of equipment financing for the full year, net of interest income.

(f) Net Debt to EBITDA is total debt less cash and cash equivalents (other than cage cash) at the end of the period presented. The net debt to EBITDA ratio is computed on an annualized basis.

(g) Includes approximately $3.1 million of cage cash as of June 30, 1999.

                                  RISK FACTORS

   You should carefully consider the following risk factors and the other information in this prospectus before tendering your old notes in the exchange offer.

IF YOU DO NOT EXCHANGE YOUR OLD NOTES FOR THE REGISTERED NOTES IN THE EXCHANGE OFFER, YOU MAY LOSE YOUR RIGHTS TO HAVE YOUR NOTES REGISTERED AND MAY NOT BE ABLE TO SELL YOUR OLD NOTES

   We did not register your old notes under the Securities Act of 1933 or any state securities laws. If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general you may not offer or sell the old notes unless they are:

  . registered under the Securities Act of 1933;

  . offered or sold pursuant to an exemption from the Securities Act of 1933 and applicable state securities laws; or

  . offered or sold in a transaction not subject to the Securities Act of 1933 and applicable state securities laws.

   We do not currently anticipate that we will register the old notes under the Securities Act of 1933. In addition, holders who do not tender their old notes, except for certain instances involving the initial purchaser or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferrable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive liquidated damages.

THE MARKET FOR THE OLD NOTES MAY BE SIGNIFICANTLY MORE LIMITED AFTER THE EXCHANGE OFFER

   If the old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for the old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange may be adversely affected. The extent of the market for the old notes and the availability of price quotations would depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for the old notes that are not exchanged in the exchange offer may be affected adversely as the old notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

OUR SIGNIFICANT INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NEW NOTES

   We now have, and after this exchange offer will continue to have, a significant amount of debt. The new notes will rank senior in right of payment to any of our subordinated indebtedness and will rank equally with any of our senior indebtedness. As of June 30, 1999, we had outstanding $127.8 million of long-term debt represented by the old notes, $6.0 million of long-term debt represented by the senior secured notes due 2003, and approximately $4.3 million of outstanding equipment financing. In addition, promptly following this offering, we expect to enter into a new $20.0 million senior credit facility. The proposed new credit facility will only be available to us if the Indiana Gaming Commission approves the facility. Although we currently anticipate that the Indiana Gaming Commission will approve the proposed facility, there can be no assurance of such approval.

   The indenture governing the new notes will impose certain operating and financial restrictions on us, but it will permit us to incur additional indebtedness under certain circumstances, including to fund future acquisitions, if any.

   Our high level of debt could, among other things,

  . limit our flexibility in planning for, or reacting to, changes in our business and industry,

  . increase our vulnerability to adverse economic and industry conditions or a downturn in our business,

  . limit our ability to fund or obtain additional financing for future working capital, capital expenditures, development projects, acquisitions and other general corporate requirements, and

  . limit our ability to fund a change of control offer.

WE WILL NEED A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT; OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS

   Our high level of debt with financial restrictions poses a substantial risk to holders of the new notes, including the risk that we might not be able to generate sufficient cash flow to service our debt or to meet unanticipated capital needs or shortfalls in our projections. Our ability to meet these obligations is dependent upon the performance of our sole property, the Majestic Star Casino, which is subject to economic, political, competitive, regulatory and other factors that are beyond our control. In addition, our ability to repay the new notes when due on July 1, 2006, will depend upon our ability to generate sufficient cash from our operations or to refinance the new notes on or before the date they become due. We plan to be able to service our debt and repay the new notes when due with cash from operations. However, if we are not able to do so, we may need to seek additional financing in the debt or equity markets, refinance the new notes, sell selected assets or reduce or delay planned capital expenditures. Any such financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NEW NOTES WILL BE EFFECTIVELY SUBORDINATED TO PAYMENTS UNDER OUR PROPOSED NEW CREDIT FACILITY AND OUR EQUIPMENT FINANCING TO THE EXTENT OF THE COLLATERAL SECURING THIS OTHER DEBT; THE VALUE OF THE COLLATERAL MAY BE LESS THAN THE AMOUNTS DUE ON THE NEW NOTES

   The new notes and any future subsidiary guarantees will be effectively subordinated to (a) up to $20.0 million principal amount of indebtedness that may be incurred under our proposed new credit facility because the lender's lien on the collateral will be senior to the lien of the trustee under the new notes, and (b) approximately $4.3 million of outstanding equipment financing, and future equipment financing and purchase money debt, in each case to the extent of the assets securing that indebtedness. As a result, upon any distribution to our creditors or the creditors of any future subsidiary guarantors in bankruptcy, liquidation, reorganization or similar proceedings, our lenders under our proposed new credit facility, our equipment financing and our purchase money indebtedness will be entitled to be repaid in full before any payment is made to you from the proceeds of the assets securing such indebtedness, or the sale of the equipment subject to such equipment financing. Consequently, it is unlikely that the liquidation of the collateral securing the new notes would produce proceeds in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the new notes after also satisfying the obligations to pay any senior secured creditors.

   In addition, the trustee under the indenture and the lenders under our proposed new credit facility will enter into an intercreditor agreement to govern the relationships among them and their obligations and rights. Financing by multiple lenders with security interests in common collateral may result in increased complexity and lack of flexibility in a debt restructuring or other work-out relating to us.

GAMING OR OTHER REGULATIONS MAY DELAY OR OTHERWISE IMPEDE THE TRUSTEE'S ABILITY TO FORECLOSE ON THE COLLATERAL

   Our new notes will be governed under the indenture with IBJ Whitehall Bank & Trust Company, as trustee, and will be secured by substantially all of our current and future assets, other than certain excluded assets. The new notes will not be secured by our riverboat gaming license or any of the assets of our joint venture. The Indiana Riverboat Gambling Act prohibits borrowing money against an owner's gaming license and further requires that the Indiana Gaming Commission approve any sale or transfer of a license. In the event we fail to pay the new notes or otherwise default under the indenture before the trustee or the holders of the new notes can foreclose or take possession of the assets, they may need to file applications with the Indiana Gaming Commission in order to become licensed. This process, along with other foreclosure and sale laws, could substantially delay the ability of the trustee or any noteholder to obtain the benefit of any collateral securing the new notes and reduce the proceeds from the sale of such collateral by reducing the number of potential bidders. See "Regulatory Matters."

IF THE JOINT VENTURE WERE TO LOSE ITS LEASE OR BE REQUIRED TO CONSTRUCT A NEW HARBOR, ITS OPERATIONS WOULD BE SIGNIFICANTLY DISRUPTED, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS

   The joint venture leases the harbor and certain other property on which the Buffington Harbor gaming complex is situated from Lehigh Portland Cement Company under a lease dated as of June 29, 1995, which was rent free prior to 1998. Since January 1998, the joint venture has paid rent of $125,000 per month under the lease, of which we fund $62,500. The lease places certain restrictions on the use of the harbor by us and our joint venture partner and requires the joint venture to diligently seek permits for the construction of a new harbor. The term of the lease has been extended to the earlier of December 31, 2005 or such time as the joint venture has obtained the necessary permits and completed construction of a new harbor. If the joint venture is required to reconfigure or construct a new harbor, it will significantly disrupt our operations. A new harbor may require new guest facilities. The construction of new facilities would entail significant risks, including possible shortages of construction materials or labor, unforeseen engineering or environmental problems, weather interference and other factors, any of which could cause a temporary stoppage of our operations or could otherwise adversely affect our operations. The joint venture is currently negotiating the purchase of the harbor and property adjacent thereto, which would eliminate its obligations under its lease. There can be no assurance, however, that the harbor and adjacent property will be purchased on favorable terms or at all. If the joint venture or an affiliate of the joint venture or its members does not purchase the harbor property, the joint venture would have to construct a new harbor under the terms of its lease or request an extension of the lease. Such construction or the loss of such lease upon its termination would have a material adverse effect on our operations and our financial condition. See "Material Agreements--Harbor Lease Agreement."

LOSS OF OUR VESSEL OR THE DOCKSIDE PAVILION FROM SERVICE WOULD ADVERSELY AFFECT OUR BUSINESS

   Our revenues are solely dependent on the Majestic Star Casino and, indirectly, on the Buffington Harbor gaming complex. We are therefore subject to greater risks than a more diversified gaming operation with multiple locations. Also, if mechanical failure, damage to the vessel or the dockside pavilion or other casualty, including severe weather conditions or extended or extraordinary maintenance or inspection (including routine inspections required by the U.S. Coast Guard) took the Majestic Star Casino out of service for any period of time, it would materially adversely affect our operations. Due to severe winter weather conditions during the first ten days of January 1999, combined with the fact that we failed to operate on two weekend days in January 1999, our revenues for the first quarter were adversely impacted by an estimated $1.5 million.

ANY SIGNIFICANT CONFLICTS BETWEEN US AND OUR JOINT VENTURE PARTNER COULD HAVE AN ADVERSE EFFECT ON THE OPERATIONS OF THE BUFFINGTON HARBOR GAMING COMPLEX, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS

   In 1995, we formed the joint venture, Buffington Harbor Riverboats, L.L.C., with Trump Indiana, Inc. to develop and operate the dockside pavilion and common areas of the Buffington Harbor gaming complex. Efficient operation of the joint venture to support our casino will depend upon our continuing ability, as well as that of our joint venture partner, to fund day-to-day operations and agree on related business matters. Any failure by the joint venture partner to fund operations of the joint venture when required, or any significant conflict in this relationship that is not promptly resolved, would adversely affect the operations of the gaming complex. A significant disruption in the business of the gaming complex is likely to adversely affect the operations of the Majestic Star Casino and our ability to generate revenues.

WE EXPERIENCE INTENSE COMPETITION FROM OTHER GAMING FACILITIES

   Our operations are subject to intense competition from other gaming facilities. We compete primarily with gaming facilities in the Chicago metropolitan market, including our joint venture partner and other riverboat casinos at East Chicago, Hammond and Michigan City, Indiana, and at Elgin, Aurora and Joliet, Illinois, and to a lesser extent, with four additional riverboat casinos currently authorized to operate in southern Indiana. We also compete with various gaming operations on Native American lands located in Michigan, Wisconsin and potentially northern Indiana. We expect future competition from three land-based casinos to be developed in Detroit, Michigan pursuant to a November 1996 voter initiative. The MGM Grand currently operates from a temporary facility in Detroit, Michigan, and we anticipate that the other two casinos will operate from temporary facilities shortly. We anticipate that competition will increase with the recent purchase and pending sale of two area casinos to larger and stronger competitors. Many of our competitors have greater gaming industry management experience and financial resources than we do.

   Currently, there are only nine gaming licenses authorized in the Chicago metropolitan market. Indiana or Illinois could authorize additional gaming licenses in the future. Legislation has been introduced on numerous occasions in recent years in Illinois to provide for land-based casinos in Chicago and to expand riverboat gaming in Illinois. In May 1999, legislation was signed into law to relocate an existing but not operating riverboat gaming license to Rosemont, Illinois (excluding the City of Chicago) and to provide for dock-side gaming. In the last Indiana legislative session, legislation was introduced to allow certain organizations to operate a limited number of electronic gaming devices. We are unable to predict whether any such legislation, in Illinois, Indiana or elsewhere, will be enacted or whether, if passed, it would have a material adverse impact on our operations. See "Business--Competition."

LOSS OF OUR LICENSE AND CHANGES IN GAMING REGULATIONS AND LEGISLATION COULD ADVERSELY IMPACT OUR OPERATIONS

   Under the Indiana Riverboat Gambling Act, the Indiana Gaming Commission has broad rule making authority to adopt regulations regarding riverboat gaming operations and to require extensive information regarding parties having an interest in the owner's license. Our license is subject to renewal in June 2001. Under the Indiana Riverboat Gambling Act, an owner's license does not create a property right, but is a revocable privilege contingent upon continuing suitability for licensure. We cannot assure you that the Indiana Gaming Commission will renew our license. The Indiana Gaming Commission may revoke, restrict or suspend an owner's license at any time that the Indiana Gaming Commission determines the licensee is in violation of the Indiana Riverboat Gambling Act or the rules and regulations of the Indiana Gaming Commission or if the Indiana Gaming Commission determines revocation of the license is in the best interest of Indiana and will protect and enhance the credibility and integrity of riverboat gambling operations.

   From time to time, various proposals have been introduced in the Indiana General Assembly that, if enacted, could adversely affect the regulation, taxation and operation of the gaming industry, including the Majestic Star Casino. Future legislation or regulations could have a material adverse effect on our business and our results of operations. See "Regulatory Matters."

   The National Gambling Impact Study Commission, established by Congress to study the social and economic impact of gambling, issued its findings and recommendations for legislation and administrative actions June 18, 1999. These recommendations could result in new regulatory requirements that could adversely impact the gaming industry in general. While we do not know what recommendations, if any, will be made, many observers believe that this Commission will recommend a moratorium on additional casinos and lottery games, more federal regulation of Native American reservation casinos, and prohibition of all forms of Internet gambling.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD ADVERSELY IMPACT OUR OPERATIONS

   Our operations depend on the efforts and skills of a few key executives. The loss of any one of them could have a material adverse effect on us. In the event of such loss, we may not be able to attract and hire suitable replacements. Additionally, our operations require qualified managers and skilled employees with gaming industry experience to operate our business successfully. We believe there is a shortage of skilled labor in the gaming industry, which may make it more difficult and expensive for us to attract and retain qualified employees. We expect that increased competition in the gaming industry will intensify this problem. If we are unable to attract and retain qualified individuals, our operations would be adversely affected.

MANY OF OUR EMPLOYEES BELONG TO UNIONS; ANY LABOR DISRUPTIONS OR WORK STOPPAGES COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS

   Approximately 13% of our workforce and approximately 36% of the joint venture's workforce is unionized. We and the joint venture have collective bargaining agreements with Local 1 of the Hotel Employees and Restaurant Employees International Union, both of which expire on June 30, 2001. We and the joint venture have collective bargaining agreements with the Operating Engineers Union, which expire on September 30, 2003 in our case and June 30, 2001 in the case of the joint venture. We also have an agreement with the Seafarers International Union, which expires on July 10, 2003. The joint venture is currently negotiating an amendment to its collective bargaining agreement with the Hotel Employees and Restaurant Employees International Union to cover an additional group of employees. Any labor disruptions or work stoppages could have a material adverse effect on our operations. See "Business--Employees."

MANY FACTORS AFFECTING THE LABOR POOL IN INDIANA COULD INCREASE OUR LABOR COSTS

   We are dependent upon the available labor pool of unskilled and semi-skilled employees. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. In addition, our agreement with the City of Gary, Indiana, requires us to use our best efforts to have an employee base comprised of 70% racial minorities, 52% females, 67% residents of the City of Gary and 90% residents of Lake County, Indiana. A shortage in the labor pool, especially in the City of Gary and in Lake County, or other general inflationary pressures or changes in applicable state or federal minimum wage or other labor laws, could result in increased labor costs to us.

WE ARE SUBJECT TO SIGNIFICANT TAXES, WHICH COULD BE INCREASED AT ANY TIME

   Gaming companies are typically subject to significant taxes and fees in addition to standard Federal and state income taxes. We now pay substantial taxes and fees, which are subject to increase at any time. See "Regulation and Licensing."

   The Indiana General Assembly could enact higher wagering or admissions taxes at any time. There have been proposals from time to time to tax all gaming establishments, (including riverboat/cruising vessel casinos), at the Federal level. Any significant increase in our tax rates would have a material adverse effect on operations.

IF WE OR OUR SIGNIFICANT VENDORS FAIL TO BECOME YEAR 2000 COMPLIANT IN A TIMELY MANNER, OUR OPERATIONS COULD BE ADVERSELY AFFECTED

   Beginning in the year 2000, our business operations will depend on the ability of the computer programs used in our gaming operations and financial reporting systems to accommodate the date change. As of this date, we have modified or upgraded, or scheduled an upgrade of, all of such systems to meet year 2000 requirements. We are also requesting assurances from our significant suppliers and vendors that their systems are year 2000 compliant or that they are identifying and addressing problems to ready themselves for the year

2000. We expect to have confirmation that all systems are compliant by September 1999. We do not anticipate that our expenditures with respect to year 2000 compliance will have a material impact on our operations. If, however, we or one of our significant vendors fails to become year 2000 compliant, our operations could be significantly disrupted. Due to the general uncertainty inherent in the year 2000 problem, we are unable to determine at this time the extent to which year 2000 issues could impact our business.

WE ARE SUBJECT TO POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

   The Buffington Harbor gaming complex is located on a site where prior industrial operations and activities may have resulted in contamination of the environment. As the owner and operator of the Majestic Star Casino and a member of the joint venture, we could be held responsible for the costs of addressing any contamination. Our liability under applicable environmental laws may be imposed without regard to whether we knew of, or were responsible for, the presence of hazardous substances and, in some cases, may not be limited to the value of the affected property. There can be no assurance that further development of the facility, including the proposed new parking facility, or of a new harbor, and the related construction, will not identify environmental contamination. If this were to occur, the costs of remediation or the disruption to our business could adversely affect our operations and may also adversely affect our ability to sell, lease or operate the property or to borrow against it. Neither we nor the joint venture is entitled to indemnification from any prior owners or operators of the site with respect to environmental matters. See "Regulatory Matters--Other Non-Gaming Regulations."

WE MAY BE REQUIRED TO CONSUMMATE A REQUIRED REGULATORY REDEMPTION OR A REPURCHASE UPON A CHANGE OF CONTROL

   The new notes will be redeemable, in whole or in part, at any time, at 100% of the principal amount, plus accrued interest to the redemption date, pursuant to, and in accordance with, any Required Regulatory Redemption (as defined in this prospectus under "Description of the New Notes"). In addition, upon a change of control, you will, subject to certain limitations, have the right to require us to repurchase all or a portion of the new notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of repurchase. There can be no assurance that we will have sufficient funds to consummate a Required Regulatory Redemption or a repurchase upon a change of control or that such a redemption or repurchase, if consummated, would not have a material adverse effect on our business. See "Description of the New Notes--Redemption" and "--Repurchase Upon Change of Control."

THERE IS CURRENTLY NO PUBLIC MARKET FOR THE NEW NOTES

   There is no existing market for the new notes and there can be no assurance as to the liquidity of any market that may develop for the new notes. An active market may not develop for the new notes. If not, the market price and liquidity of the new notes may be adversely affected. If any of the new notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the new notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. See "Exchange Offer," "Description of the New Notes," and "Plan of Distribution."

                                USE OF PROCEEDS

   We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive outstanding old notes in like original principal amount at maturity. All old notes received in the exchange offer will be canceled.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                           AS OF JUNE 30, 1999
                                                          ----------------------
                                                                  ACTUAL
                                                          (DOLLARS IN THOUSANDS,
                                                                UNAUDITED)
Cash and cash equivalents(a).............................        $ 14,302
                                                                 ========
Total debt:
  Bank credit facility(b)................................        $    --
  Senior Secured Notes due 2003..........................           6,000
  Senior Secured Notes due 2006(c).......................         127,749
  Capital lease obligations..............................           4,297
                                                                 --------
    Total debt...........................................        $138,046
Members' (deficit).......................................         (16,022)
    Total capitalization.................................        $122,024
                                                                 ========

--------
(a) Includes approximately $3.1 million of cage cash as of June 30, 1999.
(b) Promptly following this offering, we expect to enter into a $20.0 million senior secured credit facility. The establishment of the credit facility is subject to approval by the Indiana Gaming Commission.
(c) Reflects issuance of $130.0 million aggregate principal amount thereof.

                         SELECTED FINANCIAL INFORMATION

   The following table presents our selected financial information for each of the three fiscal years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999. This data is derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, except that the data for the six months ended June 30, 1998 and 1999 has been derived from our unaudited financial statements which, in our opinion, contain all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of our financial position and results of operations at such dates and for such periods. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                     FISCAL YEAR ENDED          SIX MONTHS
                                        DECEMBER 31,          ENDED JUNE 30,
                                  --------------------------  ----------------
                                  1996(A)   1997      1998     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (UNAUDITED)
                                  (DOLLARS IN THOUSANDS, EXCEPT OPERATING
                                                   DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Casino......................... $52,788  $92,305  $111,481  $55,219  $59,413
  Food and beverage..............     809    1,559     1,643      858      968
  Other..........................     636      849     1,477      818      468
                                  -------  -------  --------  -------  -------
    Gross revenues...............  54,233   94,712   114,601   56,895   60,849
    Less promotional allowances..     (12)    (169)     (337)    (211)    (139)
                                  -------  -------  --------  -------  -------
    Net revenues.................  54,221   94,543   114,263   56,685   60,710
Costs and expenses
  Casino.........................   9,257   16,758    18,853    9,488   10,216
  Gaming and admission taxes.....  15,538   26,956    32,722   16,307   16,663
  Food and beverage..............   1,129    1,937     2,390    1,176    1,236
  Advertising and promotion......   4,563   12,709    10,156    6,129    3,319
  General and administrative.....  12,289   22,230    24,222   12,138   12,379
  Economic incentive-City of
   Gary..........................   1,586    2,789     3,456    1,707    1,835
  Loss on disposition of assets..     --     1,603       959      904      --
  Pre-opening costs..............   4,587    1,254       --       --       --
  Depreciation and amortization..   5,320    7,700     7,820    3,832    3,915
                                  -------  -------  --------  -------  -------
    Total costs and expenses.....  54,269   93,936   100,578   51,681   49,563
                                  -------  -------  --------  -------  -------
Operating income (loss)..........     (48)     607    13,685    5,003   11,147
Other income (expense):
  Loss on investment in the
   Joint Venture (b).............  (2,440)  (3,448)   (3,167)  (1,601)  (1,404)
  Interest income................   2,199    1,831       860      460      396
  Interest expense...............  (8,247) (12,261)  (15,326)  (7,630)  (7,758)
  Interest expense to affiliate..    (351)    (616)     (525)    (291)    (167)
                                  -------  -------  --------  -------  -------
    Total other income (loss)....  (8,839) (14,494)  (18,158)  (9,061)  (8,933)
                                  =======  =======  ========  =======  =======
    Income (loss) before
     extraordinary item .........  (8,887) (13,887)   (4,473)  (4,058)   2,214
                                  =======  =======  ========  =======  =======
EXTRAORDINARY ITEM:
  Loss on Bond Redemption........     --       --        --       --   (15,238)
  Net income (loss)                (8,887) (13,887)   (4,473)  (4,058) (13,024)
OTHER DATA:
  EBITDA(c)......................  10,738   12,701    23,219   10,494   15,062
  Capital Expenditures...........  20,242   39,641     2,100    1,516    2,067
  Ratio of earnings to fixed
   charges(d)....................     --       --        --       --      1.28

                                         FISCAL YEAR ENDED DECEMBER
                                                    31,
                                         --------------------------  AT JUNE 30,
                                           1996     1997     1998       1999
                                         -------- -------- --------  -----------
                                                                     (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Current assets.......................... $ 10,688 $  9,993 $ 19,172   $ 23,626
Total assets............................  142,384  134,762  125,261    129,169
Current liabilities.....................    8,141   11,699   11,109     15,338
Long-term liabilities...................  118,880  121,588  117,150    129,853
Members' deficit........................   15,363    1,475   (2,998)   (16,022)

--------
(a) We had 205 days of gaming operations during 1996.
(b) The loss represents our 50% share of the joint venture's non-cash net loss.
(c) EBITDA represents operating income before depreciation, amortization, pre-opening expenses, loss on disposition of assets, and lease and termination payments on the chartered vessel. Pre-opening expenses were $4.6 million and $1.3 million in 1996 and 1997, respectively. Loss on disposition of assets was approximately $1.6 million, $1.0 million and $0.9 million in 1997, 1998, and the six months ended June 30, 1998, respectively. Prior to October 27, 1997, we chartered a vessel to conduct our gaming operations. Lease and termination payments on the chartered vessel were approximately $0.9 million, $1.5 million, $0.8 million, and $0.8 million in 1996, 1997, 1998, and the six months ended June 30, 1998, respectively. EBITDA is presented to enhance the understanding of our financial performance and our ability to service our debt, including the Notes. We understand that EBITDA is used by certain investors as one measure of cash flow and enables a comparison of our performance with the performance of other companies that report EBITDA. EBITDA is not a generally accepted accounting principles financial indicator and should not be considered an alternative to, or more meaningful than, net income or income from operations as an indicator of our operating performance or net cash provided by operating activities as a measure of liquidity.
(d) As indicated above, through December 31, 1998, earnings were not adequate to cover fixed charges. For the fiscal years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998, the deficiency was approximately $9.1 million, $16.2 million, $4.5 million and $4.1 million, respectively. For the six months ended June 30, 1999, fixed charges were $7.9 million and the earnings before fixed charges, which exclude the impact of the extraordinary loss on bond redemption, were $10.1 million. Fixed charges include interest charges, amortization of debt expense and discounts.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT; REGISTRATION RIGHTS

   We sold the old notes to the initial purchaser on June 18, 1999. The initial purchaser then resold the old notes under an offering circular dated June 15, 1999 in reliance on rule 144A and other available exemptions under the Securities Act of 1933. On June 18, 1999, we entered into a registration rights agreement with the initial purchaser. Under the registration rights agreement we agreed to:

  . file a registration statement with the Securities and Exchange Commission relating to the exchange offer under the Securities Act of 1933 no later than August 17, 1999;

  . use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933 on or before October 18, 1999;

  . commence the exchange offer promptly after the exchange offer registration statement is declared effective by the Securities and Exchange Commission;

  . keep the exchange offer open for acceptance for not less than 30 days after notice of the exchange offer is mailed to holders of the old notes;

  . cause the exchange offer to be consummated not later than 30 days following the date of the effectiveness of the exchange offer registration statement;

  . use our best efforts to keep the exchange offer registration statement effective until the closing of the exchange offer and thereafter until we have issued new notes in exchange for all old notes that have been properly tendered for exchange prior to the expiration of the exchange offer.

   In the registration rights agreement, we agreed to file a shelf registration statement if:

  . we are not permitted to effect the exchange offer under applicable law or applicable interpretations of law by the Securities and Exchange Commission staff;

  . the exchange offer is not consummated by November 18, 1999;

  . any holder of old notes notifies us that it (i) is not entitled to participate in the exchange offer, (ii) may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for purposes of these resales or (iii) is a broker-dealer and owns old notes acquired directly from us or one of our affiliates; or

  . the holders of a majority in aggregate principal amount of the old notes are not eligible to participate in the exchange offer and to receive new notes that they may resell to the public without restriction under the Securities Act of 1933 and the Securities Exchange Act of 1934 and without material restrictions under applicable blue sky or state securities laws.

   If we are required to file a shelf registration statement, we must make our best efforts to keep the shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or a shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

   A holder who sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the old notes copies of the prospectus that is a part of the self registration statement and notify each such holder when the self registration statement becomes effective.

   Such holder will be subject to some of the civil liability provisions under the Securities Act of 1933 in connection with these sale sand will be bound by the provisions of the registration rights agreement that are applicable to such holder, including certain indemnification and contribution obligations.

   The registration rights agreement requires us to pay the holders of the notes liquidated damages if a registration default exists. A registration default will exist if:

  . we fail to file any of the registration statements required by the registration rights agreement on or prior to the date specified for such filing;

  . any of such registration statements is not declared effective by the Securities and Exchange Commission on or prior to the date specified for such effectiveness;

  . we have not exchanged new notes for all old notes, validly tendered in accordance with the terms of the exchange offer within 30 days after the date on which an exchange offer registration statement is declared effective by the Securities and Exchange Commission;

  . the shelf registration statement is declared effective but thereafter, during the period for which we are required to maintain the effectiveness of the shelf registration statement, it ceases to be effective or usable in connection with the resale of the new notes covered by the shelf registration statement.

   If a registration default exists, we are required to pay liquidated damages in the amount of $0.05 per week per $1,000 principal amount of notes to each holder for each weekly period following the registration default during the first 90-day period following such default. The amount of liquidated damages increases by $0.05 per week per $1,000 principal amount of the notes with respect to each subsequent 90-day period following such default, up to a maximum amount of $0.20 per week per $1,000 principal amount of the notes.

   The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all of the provisions of the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement that includes this prospectus.

   If you participate in the exchange offer, you will, with limited exceptions, receive notes that are freely tradeable and not subject to restrictions on transfer. You should read this prospectus under the heading "--Resales of the New Notes" for more information relating to your ability to transfer new notes.

   The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

EXPIRATION DATE; EXTENSIONS

   The expiration date of the exchange offer is September 30, 1999 at 5:00 p.m., New York City time. We may extend the exchange offer in our sole discretion. If we extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   We expressly reserve the right, in our sole and absolute discretion:

  . to delay accepting an old notes;

  . to extend the exchange offer;

  . if any of the conditions under "--Conditions of the Exchange Offer" have not been satisfied, to terminate the exchange offer; and

  . to waive any condition or otherwise amend the terms of the exchange offer in any manner.

   If the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. We will also make a public announcement of the vent. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to a national news service.

TERMS OF THE EXCHANGE OFFER

   We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange up to $130.0 million total principal amount of new notes for a like total principal amount of outstanding old notes. We will accept for exchange any and all old notes that are validly tendered on or before 5:00 p.m. New York City time, on the expiration date. Tenders of the old notes may be withdrawn at any time before 5:00 p.m. New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under "--Conditions of the Exchange Offer." Holders may tender less than the aggregate principal amount represented by their old notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered old notes or indicate this pursuant to the procedures for book-entry transfer described below.

   As of the date of this prospectus, $130.0 million in aggregate principal amount of the old notes were outstanding. Solely for reasons of administration, we have fixed the close of business on August 30, 1999 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a holder of the old notes (or such holder's legal representative or attorney-in-fact) whose ownership is reflected in the records of IBJ Whitehall Bank & Trust Company, as registrar, or whose notes are held of record by the depositary, may participate in the exchange offer. There will be no fixed record date for determining the eligible holders of the old notes who are entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no holder is our "affiliate" (as defined in Rule 405 under the Securities Act of 1933).

   We will be deemed to have accepted validly tendered old notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes and for purposes of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

   Holders of old notes do not have appraisal or dissenters' rights under applicable law or the indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Rule 14e-1.

   Holders who tender their old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."

   We do not make any recommendations to holders of old notes as to whether to tender any of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of old notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

CONDITIONS OF THE EXCHANGE OFFER

   You must tender your old notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.

   Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any old notes, and we may terminate or amend the exchange offer if we are not permitted to effect the exchange offer under applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission. If we determine in our sole discretion that any of these events or conditions has occurred, we may, subject to applicable law, terminate the exchange offer and return all old notes tendered for exchange or may waive any condition or amend the terms of the exchange offer.

   We expect that the above conditions will be satisfied. The above conditions are for our sole benefit and may be waived by us at any time in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time. Any determination by us concerning the events described above will be final and binding upon all parties.

INTEREST

   Each new note will bear interest from the most recent date to which interest has been paid or duly provided for on the old note surrendered in exchange for such new note or, if no interest has been paid or duly provided for on such old note, from June 18, 1999. Holders of the old notes whose old notes are accepted for exchange will not receive accrued interest on their old notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on their old notes prior to the original issue date of the new notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on their old notes, and will be deemed to have waived the right to receive any interest on their old notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after June 18, 1999.

PROCEDURES FOR TENDERING OLD NOTES

   The tender of a holder's old notes and our acceptance of old notes will constitute a binding agreement between the tendering holder and us upon the terms and conditions of this prospectus and the letter of transmittal. Unless a holder tenders old notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder must transmit the old notes, together with a properly completed and executed letter of transmittal and all other documents required by the letter of transmittal, to the exchange agent at its address before 5:00 p.m., New York City time, on the expiration date. The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the tendering holder. If delivery is by mail, we recommend delivery by registered mail, properly insured, with return receipt requested. Instead of delivery of mail, we recommend that each holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

   Any beneficial owner of the old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender old notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender on its behalf. If the beneficial owner wishes to tender directly, it must, prior to completing and executing the letter of transmittal and tendering old notes, make appropriate arrangements to register ownership of the old notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

   Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account in accordance with DTC's procedures for such transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer before the expiration date. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and executed, with any required signature guarantees and any other required documents or an agent's message (as described below), must in any case be delivered to and received by the exchange agent at its address on or before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

   DTC has confirmed that the exchange offer is eligible for DTC's Automated Tender Offer Program. Accordingly, participants in DTC's Automated Tender Offer Program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent.

   The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC's Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation; that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and that we may enforce such agreement against that participant.

   Each signature on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes are tendered:

  . by a registered holder who has not completed the box entitled "Special
    Delivery Instructions;" or

  . for the account of an eligible institution (as described below).

   If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, the signature must be guaranteed by a participant in a recognized Medallion Signature Program (a "Medallion Signature Guarantor"). If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor. If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should sign in that capacity when signing. Such person must submit to us evidence satisfactory, in our sole discretion, of his or her authority to so act unless we waive such requirement.

   As used in this prospectus with respect to the old notes, a "registered holder" is any person in whose name the old notes are registered on the books of the registrar. An "eligible institution" is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other "eligible guarantor institution" as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934.

   We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of old notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject old notes not properly tendered and to reject any old notes if acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes at any time, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

   Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such period of time as we determine. Neither our company nor the exchange agent is under any duty to give notification of defects in such tenders or will incur any liability for failure to give such notification. The exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of old notes for exchange but will not incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived.

   By tendering, you will represent to us that, among other things:

  . you are not our "affiliate" (as defined in Rule 405 under the Securities
    Act of 1933);

  . you will acquire the new notes in the ordinary course of your business;

  . you are not a broker-dealer that acquired your notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act of 1933 or any other available exemption under the Securities Act of 1933;

  . if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of new notes; and

  . you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes.

   In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

GUARANTEED DELIVERY PROCEDURES

   If you wish to tender your old notes and:

  . your old notes are not immediately available;

  . you are unable to deliver on time your old notes or any other document that you are required to deliver to the exchange agent; or

  . you cannot complete the procedures for delivery by book-entry transfer on time;

you may tender your old notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

  . tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

  . on or before the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes and the principal amount of tendered old notes; and

  . properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer or confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC must be received by the exchange agent within four business days after the expiration date of the exchange offer.

   Any holder who wishes to tender old notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such old notes before 5:00 p.m., New York City time, on the expiration date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

   Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The new notes will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes when, as and if we have given notice to the exchange agent.

WITHDRAWAL RIGHTS

   Tenders of the old notes may be withdrawn by delivery of a written or facsimile transmission notice to the exchange agent at its address set forth under "--The Exchange Agent; Assistance" at any time before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

  . specify the name of the person having deposited the old notes to be withdrawn;

  . identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  . be signed by the holder in the same manner as the original signature on the letter of transmittal by which old notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by us in our sole discretion, executed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor, together with the other documents required upon transfer by the indenture; and

  . specify the name in which the old notes are to be re-registered if different from the person who deposited the old notes.

   All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as soon as practicable after withdrawal. Properly withdrawn old notes may be retendered pursuant to the procedures described under "-- Procedures for Tendering Old Notes" at any time on or before the expiration date.

THE EXCHANGE AGENT; ASSISTANCE

   IBJ Whitehall Bank & Trust Company is the exchange agent. All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Registered or Certified Mail:  By Hand or Overnight Courier:  By Telephone:
IBJ Whitehall Bank & Trust CompanyIBJ Whitehall Bank & Trust Company
                                                                 (212) 858-
P.O. Box 84                       One State Street               2103
Bowling Green Station             New York, New York 10004       (212) 858-
New York, New York 10274-0084                                    2611-fax
                                  Attn: Securities Processing Window,
                                      Subcellar One, (SC-1)
Attn: Reorganization Operations Department                       To confirm
                                                                 facsimile
                                                                 transmission
                                                                 call:

FEES AND EXPENSES                                                (212) 858-
                                                                 2103

   We will bear the expenses of soliciting the old notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in the person by officers and regular employees of our company and our affiliates and by persons so engaged by the exchange agent.

   We will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer.

   We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

   The new notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

CONSEQUENCES OF NOT EXCHANGING OLD NOTES

   As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferrable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its old notes for new notes will continue to hold the untendered old notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

   Any old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities within the meaning of the Securities Act of 1933. In general, such old notes may be resold only:

  . to our company or any of our subsidiaries;

  . inside the United States to a "qualified institutional buyer" in compliance with Rule 144A under the Securities Act of 1933;

  . inside the United States to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of
    1933) or an "accredited investor" that, prior to such transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing certain representations and agreements relating to the restrictions on transfer of the new notes, the form of which letter can be obtained from the trustee;

  . outside the United States in compliance with Rule 904 under the Securities Act of 1933;

  . pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933, if available; or

  . pursuant to an effective registration statement under the Securities Act of 1933.

   Each accredited investor that is not a qualified institutional buyer and that is an original purchaser of any of the old notes from the initial purchasers will be required to sign a letter confirming that it is an accredited investor under the Securities Act of 1933 and that it acknowledges the transfer restrictions summarized above.

RESALES OF THE NEW NOTES

   We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff's position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act of 1933. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution (within the meaning of the Securities Act of 1933) of the new notes. Holders wishing to participate in the exchange offer must make the representations described in "--Procedures for Tendering Old Notes" above.

   Any holder of old notes:

  . who is our "affiliate" (as defined in Rule 405 under the Securities Act of 1933);

  . who did not acquire the new notes in the ordinary course of its business;

  . who is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A under the Securities Act of 1933 or any other available exemption under the Securities Act of 1933; or

  . who intends to participate in the exchange offer for the purpose of distributing (within the meaning of the Securities Act of 1933) new notes;

   will be subject to separate restrictions. Each holder in any of the above categories:

  . will not be able to rely on the interpretation of the staff of the Securities Act of 1933 in the above-mentioned interpretive letters;

  . will not be permitted or entitled to tender old notes in the exchange offer; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or other transfer of old notes, unless such sale is made pursuant to an exemption from such requirements.

   In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory "underwriter" within the meaning of the Securities Act of 1933 and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of those new notes. The letter of transmittal states that. by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

   Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities ("Participating Broker-Dealers"), may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes (other than old notes that represent an unsold allotment from the original sale of the old notes) with a prospectus meeting the requirements of the Securities Act of 1933, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where such old notes were acquired by the Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a Participating Broker-Dealer in connection with resales of such new notes. See "Plan of Distribution." However, a Participating Broker-Dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under "--The Exchange Agent; Assistance." Any Participating Broker-Dealer that is our "'affiliate" may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

   Each Participating Broker-Dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery or any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained herein, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, such Participating Broker-Dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemented prospectus to the Participating Broker-Dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   Our company was formed in December 1993 as an Indiana limited liability company, to develop a riverboat casino in the City of Gary, Indiana as its sole operation. In June 1996, the Indiana Gaming Commission granted us a gaming license. At that time, we commenced operations with a leased vessel. In October 1997, we replaced the leased vessel with the newly constructed Majestic Star Casino, which we own.

   Together with our joint venture partner, we own and operate certain common facilities at the Buffington Harbor gaming complex, including the guest pavilion, vessel berths, parking lots and other infrastructure. We each have a fifty-percent ownership interest in the joint venture.

   In the fourth quarter of 1998, we implemented a multifaceted strategy to increase operating revenues and cash flow. We implemented an aggressive marketing strategy designed to increase the total number of passengers and the win per passenger. We also reduced the number of chartered bus passengers. At the same time, we expanded our amenities and focused on enhancing the service that we deliver to our customers. These changes also included an enhanced overall management structure.

   Because of the climate in the Chicago metropolitan area, the Majestic Star Casino's operations are seasonal, with stronger results expected during the period from May through September. Accordingly, our results of operations are expected to fluctuate from quarter to quarter, and the results for any fiscal quarter may not be indicative of results for future fiscal quarters. Future operating results will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control.

RESULTS OF OPERATIONS

                                                                SIX MONTHS
                                        FISCAL YEAR ENDED       ENDED JUNE
                                          DECEMBER 31,              30,
                                        ---------------------   -------------
                                        1996    1997    1998    1998    1999
                                        -----   -----   -----   -----   -----
REVENUES:
  Casino...............................  97.4%   97.5%   97.3%   97.1%   97.6%
  Food and beverage....................   1.5     1.6     1.4     1.5%    1.6%
  Other................................   1.1     0.9     1.3     1.4     0.8
                                        -----   -----   -----   -----   -----
    Gross revenues..................... 100.0   100.0   100.0   100.0   100.0
    Less promotional allowances........   0.0    (0.2)   (0.3)   (0.4)   (0.2)
    Net revenues....................... 100.0    99.8    99.7    99.6    99.8
COSTS AND EXPENSES:
  Casino...............................  17.1%   17.7%   16.5%   16.7%   16.8%
  Gaming and admission taxes...........  28.7    28.5    28.6    28.7    27.4
  Food and beverage....................   2.1     2.0     2.1     2.1     2.0
  Advertising and promotion............   8.4    13.4     8.9    10.8     5.5
  General and administrative...........  22.7    23.5    21.1    21.3    20.3
  Economic incentive--City of Gary.....   2.9     2.9     3.0     3.0     3.0
  Depreciation and amortization........   9.8     8.1     6.8     6.7     6.4
  Loss on disposition of assets........   0.0     1.7     0.8     1.6      --
  Pre-opening costs....................   8.5     1.3      --      --      --
                                        -----   -----   -----   -----   -----
    Total costs and expenses........... 100.2    99.1    87.8    90.9    81.5
OPERATING INCOME (LOSS)................  (0.2)    0.7    11.9     8.7    18.3
OTHER INCOME (EXPENSE):
  Loss on investment in the BHR Joint
   Venture.............................  (4.5)   (3.6)   (2.8)   (2.8)%  (2.3)%
  Interest income......................   4.1     1.9     0.8     0.8     0.7
  Interest expense..................... (15.2)  (12.9)  (13.4)  (13.4)  (12.7)
  Interest expense to affiliate........  (0.6)   (0.7)   (0.5)   (0.5)   (0.3)
                                        -----   -----   -----   -----   -----
    Total other income (loss).......... (16.2)  (15.3)  (15.9)  (15.9)  (14.7)
INCOME (LOSS) BEFORE EXTRAORDINARY
 ITEM.................................. (16.4)% (14.6)%  (4.0)%  (7.2)%   3.6%
EXTRAORDINARY ITEM:
  Loss on bond redemption                  --      --      --      --   (25.0)%
NET INCOME (LOSS)...................... (16.4)% (14.6)%  (4.0)%  (7.2)% (21.4)%
                                        =====   =====   =====   =====   =====
EBITDA.................................  19.8%   13.4%   20.3%   18.4%  24.75%
                                        =====   =====   =====   =====   =====

--------
   EBITDA (defined as earnings before interest, income taxes, depreciation and amortization and, for purposes hereof, does not include payments associated with, and termination of, the chartered vessel lease) is presented solely as a supplemental disclosure to assist in the evaluation of our ability to generate cash flow. In particular, we believe that an analysis of EBITDA enhances the understanding of the financial performance of companies with substantial depreciation and amortization. EBITDA is not a generally accepted accounting principles financial indicator and should not be considered an alternative to, or more meaningful than, net income or income from operations as an indicator of our operating performance or net cash provided by operating activities as measure of liquidity.

 Comparison of the Three Months Ended June 30, 1999 and 1998

   Gross revenues for the second quarter ended June 30, 1999, amounted to approximately $31.3 million, an increase of approximately $3.0 million from gross revenues recorded in the second quarter ended June 30, 1998. The 10.6% increase in gross revenues was primarily attributable to an increase in the win per patron.

   Casino revenues during the three months ended June 30, 1999, totaled approximately $30.5 million, of which slot machines accounted for approximately $23.3 million (76.2%) and table games accounted for approximately $7.3 million (23.8%). The average number of slot machines in operation decreased to 1,410 during the three months ended June 30, 1999, from 1,526 during the three months ended June 30, 1998. The average win per slot machine per day increased to approximately $179 for the three months ended June 30, 1999, from approximately $153 during the three months ended June 30, 1998. The average number of table games in operation during the three months ended June 30, 1999, decreased to 56 from 61 during the three months ended June 30, 1998. The average win per table game per day during the three months ended June 30, 1999, increased to approximately $1,425 compared to approximately $1,075 during the three months ended June 30, 1998. The average daily win per state passenger count was approximately $38 and the average daily win per patron was approximately $69 during the three months ended June 30, 1999, compared to an average daily win per state passenger count of approximately $31 and an average daily win per patron of approximately $54 for the three months ended June 30, 1998.

   Food and beverage revenues for the three months ended June 30, 1999, totaled approximately $500,000 or 1.6% of gross revenues, compared to approximately $392,000 or 1.4% of gross revenues for the three months ended June 30, 1998. Other revenue, consisting of primarily of commission income, totaled approximately $249,000, or 0.8% of gross revenues, compared to approximately $254,000, or 0.9% of gross revenues, for the three months ended June 30, 1998.

   Promotional allowances (complementaries) included in our gross food revenues for the three months ended June 30, 1999, and 1998, were approximately $77,000 and $79,000, respectively. Promotional allowances provided to our gaming patrons at facilities located in, and/or owned by the joint venture for the three months ended June 30, 1999, and 1998, totaled approximately $204,000 and $104,000, respectively, and are characterized in the financial statements as an expense to the casino. The joint venture invoices us monthly for these promotional allowances at cost, which approximates the retail value of these promotional allowances.

   Casino operating expenses for the three months ended June 30, 1999, totaled approximately $5.1 million, or 16.2% of gross revenues and 16.6% of casino revenues, respectively, compared to approximately $4.6 million, or 16.3% of gross revenues and 16.7% of casino revenues, respectively, for the three months ended June 30, 1998. These expenses were primarily comprised of salaries, wages and benefits, and operating and promotional expenses of the casino. The dollar increase of $448,000, or 9.7%, in casino operating expenses is primarily attributed to an increase in gaming equipment rental and progressive expense for jackpots offset by a slight decrease in payroll expenses.

   Gaming and admissions taxes totaled approximately $8.5 million for the three months ended June 30, 1999, compared to approximately $8.2 million for the three months ended June 30, 1998. These taxes are levied on adjusted gross receipts, as defined by Indiana gaming laws, at the rate of 20%, plus $3 per passenger per the state passenger count. An additional $942,000 was paid during the three months ended June 30, 1999, compared to approximately $854,000 in the three months ended June 30, 1998, to the City of Gary, Indiana under an agreement whereby we pay approximately 3% of the adjusted gross receipts directly to the City of Gary.

   Advertising and promotion expenses for the three months ended June 30, 1999, totaled approximately $1.8 million, or 5.8% of gross revenues, compared to approximately $3.2 million, or 11.4% of gross revenues during the three months ended June 30, 1998. Advertising and promotion expenses included salaries, wages and benefits of the marketing and casino service departments, as well as promotions, advertising and special events. The $1.4 million or 43.7% decrease in advertising and promotion expenses during the three months ended June 30, 1999, was primarily the result of us redirecting our marketing dollars to target or direct marketing from mass marketing and also significantly reducing the amount of chartered bus passengers.

   General and administrative expenses for the three months ended June 30, 1999, were approximately $6.2 million, or 19.8% of gross revenues, compared to $5.6 million, or 19.8% of gross revenues, during the three months ended June 30, 1998. These expenses included approximately $1.8 million for berthing fees paid to the joint venture, $1.3 million for marine operations and $612,524 for security and surveillance operations during the second quarter of 1999. The $584,000 increase in these expenses is primarily attributed to an increase of approximately $174,000 in berthing fees primarily for property taxes of the joint venture, approximately $140,000 in security due to an increase in staffing, and approximately $115,000 for property taxes associated with the larger vessel during the three months ended June 30, 1999.

   Depreciation and amortization for the second quarter ended June 30, 1999, was approximately $1,972,000, or 6.3% of gross revenues, compared to approximately $1,902,000, or 6.7% of gross revenues, during the three months ended June 30, 1998. The $70,000 increase in depreciation expense for the three months ended June 30, 1999, is attributable to the increased expense associated with machinery and equipment placed into service during the past year.

   Operating income for the three months ended June 30, 1999, was approximately $6.1 million, or 19.5% of gross revenues, compared to an operating income for the three months ended June 30, 1998 of $3.1 million, or 11.0% of gross revenues. During the three months ended June 30, 1998, we had a net loss on disposition of assets totaling approximately $169,000. We wrote off assets used on our chartered vessel that had a net book value of approximately $20,000 and disposed of slot machines that had a net book value of approximately $149,000. The $3.0 million, or 97.4%, increase in operating income is principally attributable to the increase of the average daily win per patron to $69 during the three months ended June 30, 1999, from $54 during the three months ended June 30, 1998, combined with a $1.4 million, or 43.7%, decrease in overall marketing expenses.

   Net interest expense for the three months ended June 30, 1999, was $3,747,000, or approximately 12.0% of gross revenues, compared to $3,719,000, or approximately 13.2% for the same period last year. The $28,000 increase in net interest expense is principally attributed to the overall increase in outstanding debt during the second quarter of 1999 compared to the second quarter of 1998. For the three months ended June 30, 1999, we paid accrued contingent interest of approximately $3,018,000.

   Our loss on the redemption of our old notes was approximately $15,238,000, comprised of $12,836,000 of premium and $2,402,000 of unamortized deferred financing costs, and the loss relating to our investment in the joint venture for the three months ended June 30, 1999, was approximately $600,000. The joint venture loss represents our 50% share of the joint venture's non-cash net loss (primarily depreciation and amortization).

   As a result of the foregoing, we experienced income before the extraordinary item of $1.7 million and a loss of $1.3 million, during the three months ended June 30, 1999 and 1998, respectively. Net losses were approximately $13.5 million and $1.3 million during the three months ended June 30, 1999, and 1998, respectively.

 Comparison of the Six Months Ended June 30, 1999 and 1998

   Gross revenues for the six months ended June 30, 1999, amounted to approximately $60.8 million, an increase of $4.0 million over gross revenues recorded in the six months ended June 30, 1998. The 7.0% increase in gross revenues was attributable to an increase in the daily win per patron.

   Casino revenues during the six months ended June 30, 1999, totaled approximately $59.4 million, of which slot machines accounted for approximately $45.4 million (76.4%) and table games accounted for approximately $14.0 million (23.6%). The average number of slot machines in operation decreased to 1,442 during the six months ended June 30, 1999, from 1,531 during the six months ended June 30, 1998. The average win per slot machine per day increased to approximately $176 for the six months ended June 30, 1999, from approximately $153 during the six months ended June 30, 1998. The average number of table games in operation during the six months ended June 30, 1999, decreased to 59 from 61 during the six months ended June 30, 1998. The average win per table game per day during the six months ended June 30,1999, increased to approximately $1,319, compared to approximately $1,174 during the six months ended June 30, 1998. The average daily win per state passenger count was approximately $37 and the average daily win per patron was approximately $68 during the six months ended June 30, 1999, compared to an average daily win per state passenger count of approximately $31 and an average daily win per patron of approximately $55 for the six months ended June 30, 1998.

   Food and beverage revenues for the six months ended June 30, 1999, totaled approximately $968,000, or 1.6% of gross revenues, compared to approximately $858,000, or 1.5% of gross revenues, for the six months ended June 30, 1998. The dollar increase in food and beverage revenues is attributed to an overall increase in the number of customers served. Other revenue totaling approximately $468,000, or 0.8% of gross revenues for the six months ended June 30, 1999, consisted primarily of commission income compared to approximately $818,000 during the six months ended June 30, 1998. Other revenue during the six months ended June 30, 1998 included a lump sum payment of $314,000 from our joint venture partner to compensate us for the loss of certain parking spaces to be utilized by our joint venture partner for the construction of a hotel facility.

   Promotional allowances (complementaries) included in our gross food revenues for the six months ended June 30, 1999, and 1998, were approximately $139,000 and $211,000, respectively. The $72,000 dollar decrease on board the vessel was offset by increased complementaries provided at BHR operated facilities. Promotional allowances provided to our gaming patrons at facilities located in, and/or owned by the joint venture for the six months ended June 30, 1999, and 1998, totaled approximately $387,000 and $238,000, respectively, and are characterized in the financial statements as an expense to the casino. The joint venture invoices us monthly for these promotional allowances at cost, which approximates the retail value of these promotional allowances.

   Casino operating expenses for the six months ended June 30, 1999, totaled approximately $10.2 million, or 16.8% of gross revenues and 17.2% of casino revenues, respectively, compared to approximately $9.5 million, or 16.7% of gross revenues and 17.2% of casino revenues, respectively, for the six months ended June 30, 1998. These expenses were primarily comprised of salaries, wages and benefits, and operating and promotional expenses of the casino. The dollar increase of $728,000 or 7.0% in casino operating expenses is primarily attributed to an increase of approximately $544,000 for gaming equipment rental and approximately $172,000 for progressive expense related to jackpots.

   Gaming and admissions taxes totaled approximately $16.7 million for the six months ended June 30, 1999, compared to approximately $16.3 million for the three months ended June 30, 1998. These taxes are levied on adjusted gross receipts, as defined by Indiana gaming laws, at the rate of 20%, plus $3 per passenger per the state passenger count. An additional $1,835,000 was paid during the six months ended June 30, 1999, compared to approximately $1,707,000 in the six months ended June 30, 1998, to the City of Gary, Indiana under an agreement whereby we pay approximately 3% of the adjusted gross receipts directly to the City of Gary.

   Advertising and promotion expenses for the six months ended June 30, 1999, totaled approximately $3.3 million, or 5.0% of gross revenues, compared to approximately $6.1 million, or 10.8% of gross revenues during the six months ended June 30, 1998. Advertising and promotion expenses included salaries, wages and benefits of the marketing and casino service departments, as well as promotions, advertising and special events. The $2.8 million or 45.8% decrease in advertising and promotion expenses as a percentage of gross revenues during the six months ended June 30, 1999, was primarily the result of redirecting its marketing dollars to target or direct marketing from mass marketing and special events combined with a significant reduction in the amount of chartered bus passengers.

   General and administrative expenses for the six months ended June 30, 1999, were approximately $12.4 million, or 20.3% of gross revenues, compared to $12.1 million, or 21.3% of gross revenues, during the six months ended June 30, 1998. These expenses included approximately $3.5 million for berthing fees paid to the joint venture, $2.6 million for marine operations and $1.1 million for security and surveillance operations during the six months ended June 30, 1999. The $241,000 dollar increase in these expenses is primarily attributed to an increase for property taxes during the six months ended June 30, 1999.

   Depreciation and amortization for the six months ended June 30, 1999, was approximately $3.9 million, or 6.4% of gross revenues, compared to approximately $3.8 million, or 6.7% of gross revenues, during the six months ended June 30, 1998. The $83,000 dollar increase in depreciation expense for the six months ended June 30, 1999, is principally attributable to the increased expense associated with machinery and equipment placed into service during the past year.

   Operating income for the six months ended June 30, 1999, was approximately $11.1 million, or 18.3% of gross revenues, compared to an operating income for the six months ended June 30, 1998, of $5.0 million, or 8.7% of gross revenues. During the six months ended June 30, 1998, we had a net loss on the disposition of assets totaling approximately $904,000. We wrote-off slot machines that had a net book value of approximately $149,000 and assets used on our chartered vessel that had a net book value of approximately $755,000. The $6.1 million or 122.8% increase in operating income is principally attributable to the increase of the average daily win per patron to $68 during the six months ended June 30, 1999 from $55 during the six months ended June 30, 1998, combined with a 45.8% decrease in marketing expenses.

   Net interest expense for the six months ended June 30, 1999, was $7,529,000, or approximately 12.4% of gross revenues, compared to $7,461,000, or approximately 13.1% for the same period last year. The decrease in interest expense is primarily attributed to the repayment of the $8.8 million demand note due to Barden Development, Inc. and was partially offset by a $28,000 increase in interest expense due to an increase in overall outstanding debt during the six months ended June 30, 1999, compared to the six months ended June 30, 1998. For the six months ended June 30, 1999, we paid accrued contingent interest of approximately $3,018,000.

   Our loss on the redemption of our old notes was approximately $15.2 million and the loss relating to our investment in the joint venture for the six months ended June 30, 1999, was approximately $1.4 million. The joint venture loss represents our 50% share of the joint venture's non-cash net loss (primarily depreciation and amortization).

   As a result of the foregoing, we experienced income before the extraordinary item of $2.2 million and a loss of $4.1 million, during the six months ended June 30, 1999 and 1998, respectively. Net losses were approximately $13.0 million and $4.1 million during the six months ended June 30, 1999, and 1998, respectively.

 Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

   Gross revenues for the year ended December 31, 1998, amounted to approximately $114.6 million, an increase of approximately $19.9 million or 21.0% from gross revenues recorded in the year ended December 31, 1997. The increase was attributable to the increased capacity associated with our new vessel combined with an aggressive marketing strategy designed to increase the total number of passengers.

   Casino revenues during the year ended December 31, 1998 totaled approximately $111.5 million of which slot machines accounted for approximately $85.2 million (76.4%) and table games accounted for approximately $26.3 million (23.6%). The average number of slot machines in operation increased to 1,519 during the year ended December 31, 1998 from 1,038 during the year ended December 31, 1997. The average win per slot machine per day decreased to $154 for the year ended December 31, 1998 from approximately $187 during the year ended December 31, 1997. During the year ended December 31, 1998, slot machine capacity and coin-in increased by approximately 46% and 25%, respectively, compared to the year ended December 31, 1997, resulting in a lower win per slot machine per day. The average number of table games in operation during the year ended December 31, 1998, increased to 61 from 52 during the year ended December 31, 1997. The average win per table game per day during the year ended December 31, 1998, declined to approximately $1,116 versus $1,248 in the year ended December 31, 1997, due primarily to a 17% increase in table unit capacity and a 0.6% decrease in the table game hold percentage. The average daily win per patron was $57 during the year ended December 31, 1998, an increase of 2% compared to the year ended December 31, 1997.

   Food and beverage revenue for the year ended December 31, 1998, totaled approximately $1.6 million, or 1.4% of gross revenues, compared to approximately $1.6 million, or 1.6% of gross revenues, for the year ended December 31, 1997. Other revenue, consisting primarily of lump sum payments totaling $504,000 from the Joint Venture Partner to compensate us for the loss of certain parking spaces and commission income, totaled approximately $1.5 million, or 1.3% of gross revenues, for the year ended December 31, 1998, compared to approximately $849,000, or 0.9% of gross revenues for the year ended December 31, 1997. The dollar increase in food and beverage revenue, as well as other revenue, was principally attributable to the increased capacity associated with our new vessel.

   Promotional allowances (complementaries) included in our 1998 and 1997 gross food revenues were approximately $337,000 and $169,000, respectively. Promotional allowances provided to our gaming patrons at the Buffington Harbor facilities, totaled approximately $567,000 in 1998 and $646,000 in 1997, and are characterized in the financial statements as an expense. Overall, promotional allowances increased slightly in the aggregate as a result of increased capacity. We were able to more effectively utilize facilities on board the vessel as opposed to those operated by the joint venture, thus altering the ratio of complementaries provided by us compared to those provided by the joint venture.

   Casino operating expenses for the year ended December 31, 1998 totaled approximately $18.9 million, or 16.5% and 16.9% of gross revenues and casino revenues, respectively, versus approximately $16.8 million, or 17.7% and 18.2%, respectively, for the year ended December 31, 1997. These expenses were primarily comprised of salaries, wages and benefits, and operating and promotional expenses. The increase of approximately $2.1 million or 12.5% in casino operating expenses is primarily attributed to an increase in payroll expenses of which table games accounted for approximately $1.0 million and slots accounted for approximately $320,000. Also, approximately $800,000 is associated with general expenses related to operating the new and larger vessel, including approximately $300,000 for gaming equipment rental.

   Gaming and admissions taxes totaled approximately $32.7 million for the year ended December 31, 1998, compared to approximately $27.0 million in the year ended December 31, 1997. An additional $3.5 million was paid during the year ended December 31, 1998 compared to approximately $2.8 million in the year ended December 31, 1997, to the City of Gary under an agreement whereby we pay 3% of the adjusted gross receipts directly to the City of Gary.

   Advertising and promotion expenses for the year ended December 31, 1998, totaled approximately $10.2 million, or 8.9% of gross revenues, compared to approximately $12.7 million, or 13.4% of gross revenues, during the year ended December 31, 1997. Advertising and promotion expenses included salaries, wages and benefits of the marketing and casino service departments as well as promotions, advertising and special events. The $2.6 million, or 20.1%, decrease in advertising and promotion expenses as a percentage of gross revenues during the year ended December 31, 1998 compared to the year ended December 31, 1997 was primarily the result of redirecting our marketing dollars. During the first half of 1998, we focused our marketing dollars on mass marketing to build our customer database. Beginning late third quarter and all of the fourth quarter, we redirected our marketing dollars to target or direct marketing and also significantly reduced the amount of chartered bus passengers from approximately 10.0% to approximately 3.0% of total customers.

   General and administrative expenses for the year ended December 31, 1998, were approximately $24.2 million, or 21.1% of gross revenues, compared to $22.2 million, or 23.5% of gross revenues, for the year ended December 31, 1997. These expenses included approximately $7.1 million for berthing fees paid to the joint venture, $6.0 million for marine operations and $1.9 million for security and surveillance operations. The $2.0 million or 9.0% increase in these expenses is primarily attributed to an increase of approximately $1.2 million in property taxes associated with the new vessel and approximately $686,000 in berthing fees paid to the joint venture.

   Depreciation and amortization for the year ended December 31, 1998, was approximately $7.8 million, or 6.8% of gross revenues, compared to approximately $7.7 million, or 8.1% of gross revenues, during the year ended December 31, 1997. The $120,000 or 1.6% increase is attributed to approximately $51,000 in depreciation expense associated with the acquisition of additional slot machines in mid 1998 and the write off of organization costs with a net book value of approximately $69,000 in the fourth quarter of 1998.

   Operating income for the year ended December 31, 1998, was approximately $13.7 million, or 11.9% of gross revenues, compared to approximately $607,000, or 0.6% of gross revenues, in the year ended December 31, 1997. The results included approximately $755,000 in expenses associated with the lease and subsequent termination of our chartered vessel lease agreement effective March 1, 1998, losses on disposal of assets previously utilized on the chartered vessel of approximately $755,000 in 1998 and $1.6 million in 1997, losses on disposal of slot machines of approximately $204,000 replaced in 1998, and approximately $1.3 million in pre-opening costs associated with the development of the new vessel in 1997. The increase in operating income is principally attributable to the increase in vessel capacity, which allowed us to achieve higher gross revenues in 1998 based upon increased passenger counts.

   Net interest expense for the year ended December 31, 1998 was approximately $15.0 million, or 13.1% of gross revenues, compared to approximately $11.0 million, or 11.7% of gross revenues, for the year ended December 31, 1997. The increase in net interest expense is attributed to the new vessel being placed into service and the additional interest expense associated with the financing of additional slot machine equipment in late 1997 for use on the new vessel.

   Also, approximately $2.3 million of interest was capitalized in 1997. The contingent interest ordinarily payable on May 15, 1998, and November 15, 1998, was deferred, as allowed under the indenture related to the 12 3/4% Senior Secured Notes.

   Our loss in our investment in the joint venture for the year ended December 31, 1998 was approximately $3.2 million. The loss represents our 50% share of the joint venture's non-cash net loss (primarily depreciation and amortization).

   As a result of the foregoing, we experienced net losses of approximately $4.5 million and $13.9 million during the years ended December 31, 1998 and 1997, respectively.

 Fiscal Year Ended December 31, 1997 Compared to Fiscal Year Ended December 31, 1996

   Because we commenced operations on June 7, 1996, we have a limited operating history and we lack a comparable period for prior years with respect to the twelve month period ended December 31, 1997. This discussion of results of operations provides a comparison of the full twelve month period ended December 31, 1997 with the 205 days of operations in 1996. Gross revenues for the year ended December 31, 1997, amounted to approximately $94.7 million, an increase of approximately $40.5 million from gross revenues recorded in the year ended December 31, 1996. The increase was because we operated the entire twelve months ended December 31, 1997, compared to 205 days of operations in the year ended December 31, 1996.

   Casino revenues during the year ended December 31, 1997, totaled approximately $92.3 million of which slot machines accounted for approximately $69.1 million (74.8%) and table games accounted for approximately $23.2 million (25.2%). The average number of slot machines in operation increased to 1,038 during the year ended December 31, 1997, from 924 during the year ended December 31, 1996. The average win per slot machine per day was approximately $187 and $198 for each of the years ended December 31, 1997 and 1996, respectively. The average number of table games in operation during the year ended December 31, 1997, increased to 52 from 50 during the year ended December 31, 1996. The average win per table game per day during the year ended December 31, 1997, declined to approximately $1,248 versus $1,496 in the year ended December 31, 1996, due primarily to a 1.7% decrease in the table game hold percentage. The average daily win per patron was $56 during the year ended December 31, 1997, an increase of 6% compared to the year ended December 31, 1996.

   Food and beverage revenue for the year ended December 31, 1997, totaled approximately $1.6 million, or 1.6% of gross revenues, compared to approximately $809,000 or 1.5% of gross revenues for the year ended December 31, 1996. Other revenue, consisting primarily of commission income, totaled approximately $849,000, or 0.9% of gross revenues, compared to approximately $636,000 or 1.1% of gross revenues for the year ended December 31, 1996. The dollar increase in food and beverage revenue as well as other revenue is because we operated the entire twelve months ended December 31, 1997, compared to 205 days of operations in the year ended December 31, 1996.

   Promotional allowances (complementaries) included in our 1997 and 1996 gross food revenues were approximately $169,000 and $12,000, respectively. The increase in promotional allowances is because we operated the entire twelve months ended December 31, 1997 compared to 205 days of operations in the year ended December 31, 1996. Promotional allowances provided to our gaming patrons at the Buffington Harbor facilities, totaled approximately $646,000 and $288,000 in 1997 and 1996, respectively, and are characterized in the financial statements as an expense.

   Casino operating expenses for the year ended December 31, 1997, totaled approximately $16.8 million, or 17.7% and 18.2% of gross revenues and casino revenues, respectively, versus approximately $9.3 million, or 17.1% and 17.5% gross revenues and casino revenues, respectively, for the year ended December 31, 1996. These expenses were primarily comprised of salaries, wages and benefits, and operating and promotional expenses of the casino. Both the dollar increase in casino operating expenses of $7.5 million and the slight increase of 0.6% as a percentage of gross revenues and casino revenues were primarily the result of an increase in payroll expenses combined with us operating the entire twelve months ended December 31, 1997 compared to 205 days of operations in the year ended December 31, 1996.

   Gaming and admissions taxes totaled approximately $27.0 million for the year ended December 31, 1997, compared to approximately $15.5 million in the year ended December 31, 1996. An additional $2.8 million was paid during the year ended December 31, 1997, compared to approximately $1.6 million in the year ended December 31, 1996 to the City of Gary.

   Advertising and promotion expenses for the year ended December 31, 1997, totaled approximately $12.7 million, or 13.4% of gross revenues, compared to approximately $4.6 million, or 8.4% of gross revenues, during the year ended December 31, 1996. Advertising and promotion expenses included salaries, wages and benefits of the marketing and casino service departments as well as promotions, advertising and special events. The 5.0% increase in advertising and promotion expenses as a percentage of gross revenues during the year ended December 31, 1997, compared to the 205 days of operation in the year ended December 31, 1996, was primarily the result of increased expenditures associated with direct mail (i.e., promotions and rebates offered to customers using the slot machines), bus subsidies (i.e., promotions and discounts for customers traveling by bus to our gaming complex), and an increase in general media including billboards, print and radio to heighten our overall presence within the marketplace in light of additional competition as well as increased advertising associated with the opening of our new vessel.

   General and administrative expenses for the year ended December 31, 1997, were approximately $22.2 million, or 23.5% of gross revenues, compared to $12.3 million, or 22.7% of gross revenues for the year ended December 31, 1996. These expenses included approximately $6.4 million for berthing fees paid to the BHR Joint Venture, $6.8 million for marine operations and $1.9 million for security and surveillance operations. The dollar increase in these expenses is primarily attributed to operating a full twelve months for the year ended December 31, 1997, compared to 205 days for the year ended December 31, 1996.

   Depreciation and amortization for the year ended December 31, 1997, was approximately $7.7 million, or 8.1% of gross revenues, compared to approximately $5.3 million, or 9.8% of gross revenues, during the year ended December 31, 1996. The dollar increase in these expenses is attributed to operating a full twelve months for the year ended December 31, 1997, compared to the 205 days for the year ended December 31, 1996.

   Operating income for the year ended December 31, 1997, approximated $607,000, or 0.6% of gross revenues, compared to an operating loss in the year ended December 31, 1996, of $48,000, or (0.1%) of gross revenues. The results for the years ended 1997 and 1996, included pre-opening costs associated with the start-up of the new vessel and the chartered vessel, were approximately $1.3 million and $4.6 million, respectively.

   Net interest expense for the year ended December 31, 1997, was approximately $11.0 million, or 11.7% of gross revenues, compared to approximately $6.4 million, or 11.7% of gross revenues, for the year ended December 31, 1996. The dollar increase is attributed to operating a full twelve months for the period ended December 31, 1997 compared to 205 days for the year ended December 31, 1996. $2.3 million and $213,000 of interest were capitalized in 1997 and 1996, respectively. The contingent interest under the 12 3/4% Senior Secured Notes payable on May 15, 1997, and November 15, 1997, was deferred, as allowed under the indenture related to the 12 3/4% Senior Secured Notes.

   The loss from our investment in the BHR Joint Venture for the year ended December 31, 1997, was approximately $3.4 million. The loss represents our 50% share of BHR's non-cash net loss.

   As a result of the foregoing, we experienced net losses of approximately $13.9 million and $8.9 million during the years ended December 31, 1997, and 1996, respectively.

YEAR 2000 COMPUTER COMPLIANCE

   The approach of the year 2000 has become a potential problem for businesses using computers and "embedded systems" in their operations. "Embedded systems" consist of hardware and systems software other than applications software. Many computer programs and embedded systems are date-sensitive and will only recognize the last two digits of the year, thereby recognizing the year 2000 as the year 1900 or not at all (the "Year 2000 Issue"). This could result in system failures or miscalculations, causing disruptions of operations.

 Readiness

   We have undertaken a comprehensive assessment of our exposure to the Year 2000 Issue to identify and implement actions required to ensure that our computers are year 2000 compliant.

   The primary computer programs used in our operations and financial reporting systems have been acquired from independent software vendors. We have contacted these vendors to determine whether their programs are year 2000 compliant, and, if not, to establish timelines as to when we will receive the required upgrades that assure that these programs are year 2000 compliant. As of June 30, 1999, substantially all of the computer programs used in our operations had been upgraded, and the vendors have represented that these upgraded programs are year 2000 compliant. We expect to confirm the compliance of all our computer programs by September 1999.

   Embedded systems affect much of the Majestic Star Casino's operations, such as power, security and general ship functions. Also, embedded systems control some building security and operations, such as power management, ventilation and elevator control at the Buffington Harbor gaming complex. The primary embedded systems used in our operations have been acquired from independent vendors. We have contacted these vendors to determine whether their systems are year 2000 compliant, and, if not, to establish timelines as to when we will receive the required upgrades that assure that these systems are year 2000 compliant. As of the date hereof, substantially all of the embedded systems used in our operations had been upgraded, and the vendors have represented that these upgraded systems are year 2000 compliant. We expect to confirm the compliance of all our embedded systems by September 1999.

   Although we presently believe that all of our computer programs and embedded systems will be year 2000 compliant in a timely manner, there can be no assurance that we will not be adversely affected by the Year 2000 Issue.

   Our operations are also dependent upon certain third parties, including utility providers and financial institutions. Significant public disclosure of the state of readiness among basic infrastructure and other third-party suppliers has not generally been available. Although our inquiries are underway, we do not yet have the information to estimate the likelihood of significant disruptions among our third-party suppliers.

 Cost

   We do not expect to incur costs in connection with the Year 2000 Issue that will have a material impact on our operations. We currently estimate that maintenance or modification costs associated with the Year 2000 Issue will be approximately $400,000 to $500,000 in the aggregate. Of this amount, approximately $55,000 has been incurred and expensed as of June 30, 1999. Approximately $400,000 of the expected remaining cost is attributable to the purchase of new hardware and software, which will be capitalized and amortized over the useful lives of these assets. The remaining estimated amount of $25,000 will be expensed as incurred.

 Risks

   Our failure to correct a material problem relating to the Year 2000 Issue could result in an interruption in, or a failure of, certain of our normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity or financial condition. Due to the general uncertainty inherent in the Year 2000 Issue, resulting in part from the uncertainty of the year 2000 readiness of third-party suppliers, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our results of operations, liquidity or financial condition. Our operations would be adversely impacted if our third-party suppliers that provide basic services, such as telecommunications, electric power, and financial services, were adversely affected by the Year 2000 Issue. Our actions are expected to significantly reduce our level of uncertainty about the Year 2000 Issue. We believe that, with the implementation of new systems and completion of our year 2000 efforts as scheduled, the possibility of significant interruptions of normal operations should be reduced.

 Contingency Plans

   We are developing remediation contingency plans and business resumption contingency plans specific to the Year 2000 Issue. Remediation contingency plans address the actions to be taken if the current approach to remediating a system is falling behind schedule or otherwise appears in jeopardy of failing to deliver a year 2000 ready system when needed. Business resumption contingency plans address the actions that would be taken if critical business functions cannot be carried out in the normal manner upon entering the next century due to system or supplier failure.

LIQUIDITY AND CAPITAL RESOURCES

   During the quarter ended June 30, 1999, we issued $130.0 million of 10 7/8% Senior Secured Notes due 2006. The net proceeds from the offering were utilized to redeem $99 million principal amount of our 12 3/4% Senior Secured Notes due 2003. During June 1999, approximately $7.5 million was classified as restricted cash to effect a covenant defeasance of the remaining $6.0 million of the 12 3/4% Senior Secured Notes. Holders of the outstanding 10 7/8% Senior Secured Notes have the right to require that we repurchase the notes at a premium under certain conditions including a change in control.

   At June 30, 1999, we had cash and cash equivalents of approximately $14.3 million. During the six months ended June 30, 1999, our capital expenditures were approximately $2.1 million. Approximately $773,000 was expended for the construction of two VIP lounge facilities of which one is located on the vessel. The lounge on the vessel is located in the former Poker Room and was opened on July 15, 1999. The second lounge is located adjacent to the boarding area. Approximately $520,000 was expended on slot machines and upgrading gaming equipment. We also contributed approximately $73,000 from working capital to the joint venture for general enhancements during this period.

   We, to date, have met our capital requirements through net cash from operations, capital contributions and loans. For the six months ended June 30, 1999, net cash provided from operations totaled approximately $3.0 million compared to approximately $1.7 million for the six months ended June 30, 1998. For the six months ended June 30, 1999, $2.2 million in cash was used by investing activities, compared to $7.6 million provided by investing activities for the six months ended June 30, 1998. The majority of this change was caused by cash released from restriction during the six months ended June 30, 1998. Net cash used by financing activities was $3.8 million for the six months ended June 30, 1999, compared to $1.6 million used by financing activities for the six months ended June 30, 1998. This change was caused by the net impact of the debt refinancing, including the restriction of cash for the covenant defeasance. During the six months ended June 30, 1999, we also repaid an $8.8 million demand note originally borrowed from Barden Development, Inc. in 1996.

   As of June 30, 1999, loans included: (i) $130.0 million principal amount of 10 7/8% Senior Secured Notes due 2006; (ii) $6.0 million principal amount of 12 3/4% Senior Secured Notes due 2003; and (iii) approximately $4.3 million of equipment financing. The 10 7/8% million Senior Secured Notes are secured by substantially all current and future assets other than certain excluded assets. We are negotiating a new $20.0 million credit facility, which will also be secured by substantially all current and future assets, other than certain excluded assets. The lien on the collateral securing the proposed credit facility will be senior to the lien on the collateral securing the 10 7/8% Senior Secured Notes. The establishment of the proposed credit facility is subject to approval of the Indiana Gaming Commission which approval was obtained August 20, 1999.

   Under the terms of our development agreement with the City of Gary, we committed, among other things, to make development expenditures of $116 million for its casino and associated infrastructure in the City of Gary over the next five years. We have met or accrued a significant portion of these commitments. The two principal components of the remaining portion of these commitments are as follows: (1) $10 million for off-site development in the City by December 31, 1999 with the particular project(s) to be agreed to by the City; and (2) an investment of $12 million to be expended over the five years following the June 1996 opening of the casino for enhancements to our operations at Buffington Harbor and/or the gaming complex. We have already expended this $12 million for enhancements of operations at Buffington Harbor and must receive approval from the City of Gary that these expenditures satisfy the second component of the remaining portion of the development agreement. With respect to the off-site development commitment, we arranged for a $12.5 million surety bond which provides collateral for completion of this development. We have deposited $3.6 million with a bank to guarantee a letter of credit to benefit the bonding company that provided the surety bond.

   We anticipate that additional capital contributions, currently estimated to be between $500,000 and $700,000, for an emergency back-up generator and food service area upgrade may be required for the joint venture facilities. We and our joint venture partner also intend to construct a multi-level covered parking structure. The parking structure is expected to provide customers with approximately 1,600 covered parking spaces and indoor access to the Buffington Harbor gaming complex. Customers currently either park their automobiles in a parking lot or use valet parking services. The parking project is estimated to cost approximately $35.0 million, including approximately $15.0 million for the land. We currently expect to contribute approximately $3.5 million of capital toward the project and to fund such further investments from operations. We believe that the convenience of the new parking structure will attract a significant number of new customers to Buffington Harbor, thereby providing substantial opportunities to increase our net revenue and cash flow. The joint venture intends to acquire the harbor and the property underlying the new parking structure and the harbor. There can be no assurance that the harbor or the property on which the garage is to be built will be acquired or that such facility will be constructed or that the garage will be built on terms favorable to us or at all.

   Under a lease agreement with Lehigh Portland Cement Company, the joint venture has leased certain property which is integral to the gaming operations of us and our joint venture partner. The lease places certain restrictions on the use of the harbor by us and our joint venture partner and requires the reimbursement of certain costs which may be incurred by Lehigh Cement. The lease was rent free through December 29, 1997, and, subject to certain conditions, such as progress toward permits for a new harbor, has been extended to the earlier of December 21, 2005, or to such time as the joint venture has obtained requisite regulatory permits and completed construction of its permanent harbor, with a monthly payment of $125,000. The joint venture anticipates filing the requisite regulatory permits during 1999. If the regulatory permits are obtained, the joint venture may be required to construct a new harbor, berthing and guest facilities. The level of expenditures required for such new facilities cannot be accurately estimated at this time.

   Although Barden Development, Inc. to date has contributed approximately $24 million to us, the Members' Equity Account became negative during the first quarter of 1998 and continues to be negative as of June 30, 1999. The decline in the Members' Equity Account is primarily attributed to start-up costs, operating losses,the disposition of assets previously utilized on the chartered vessel, and the loss on the redemption of $99.0 million principal amount of the 12 3/4% Senior Secured Notes.

   Based upon our anticipated future operations on board the Majestic Star Casino vessel and capital expenditures, management believes that the available cash flow from our future operations and certain planned equipment financings, together with the proceeds from the 10 7/8% Senior Secured Notes and the anticipated line of credit, will be adequate to meet our anticipated future requirements for working capital, the remaining development obligations to the City of Gary, and our capital expenditures and scheduled payments of interest and principal on the 10 7/8% Senior Secured Notes and other permitted indebtedness for 1999. No assurance can be given, however, that such proceeds and operating cash flow from the Majestic Star Casino vessel, in light of increased competition, will be sufficient for such purposes. If necessary and to the extent permitted under the indenture, we will seek additional financing through borrowings and debt or equity financing. There can be no assurance that additional financing, if needed, will be available to us, or that, if available, the financing will be on terms favorable to us. In addition, there is no assurance that our estimate of our reasonably anticipated liquidity needs is accurate or that unforeseen events will not occur, resulting in the need to raise additional funds.

                                    BUSINESS

THE MAJESTIC STAR CASINO, LLC

   We own and operate the Majestic Star Casino, the newest and one of the largest gaming vessels serving the Chicago metropolitan market. We are conveniently located at Buffington Harbor in Gary, Indiana, approximately 23 miles southeast of downtown Chicago. The Chicago metropolitan market is the third largest metropolitan area in the United States. In 1998, casinos in this market generated approximately $1.5 billion of gaming revenue. During the first six months of 1999, our EBITDA increased 43.5% to approximately $15.1 million compared to $10.5 million in the same period in 1998.

   In October 1997, we replaced a chartered vessel with the current Majestic Star Casino, a newly constructed 360 foot long vessel with a contemporary design and a stable V-shaped hull. The casino accommodates approximately 43,000 square feet of gaming space across three expansive decks, which contain 1,410 slot machines and 56 table games. The Majestic Star Casino offers patrons an exciting gaming environment with a bright and spacious layout, high ceilings, an atrium spanning two decks, colorful chandeliers and mirrors. Passengers move freely between the various levels of the casino through escalators, elevators and stair towers. The Majestic Star Casino also offers its customers on-board food and beverage facilities. In addition, we opened a VIP lounge on board the vessel and remodeled a VIP boarding lounge in the dockside pavilion.

BUFFINGTON HARBOR

   The Majestic Star Casino operates from the Buffington Harbor gaming complex, which we share with the Trump Casino. The Buffington Harbor gaming complex includes a guest pavilion, vessel berths, parking lots and other common area facilities. Buffington Harbor has the largest concentration of gaming positions in the Chicago metropolitan market, offering patrons a total of approximately 3,455 gaming positions, which is greater than the number of gaming positions that exist at any other site in northwest Indiana. This number is also substantially greater than the number of gaming positions allowed at any individual Illinois gaming site, which is currently limited by Illinois gaming laws to 1,200. We believe that we have achieved operating cost savings and marketing advantages over our competitors as a result of the operation of two casinos at the same location and the existence of the joint venture.

   Buffington Harbor offers two cruising vessel casinos (ours and the Trump Casino) with a staggered cruising schedule. The Majestic Star Casino conducts gaming from 8:00 a.m. to 5:00 a.m. daily, seven days per week. Patrons can begin gaming immediately upon boarding. The Trump Casino conducts gaming from 9:00 a.m. to 5:00 a.m. daily, seven days per week. As a result of these staggered boarding sessions, the maximum scheduled waiting time for Buffington Harbor patrons is 30 minutes, compared to a maximum of 90 minutes in all other northwest Indiana gaming locations. Further, gaming customers in the Chicago area, Indianapolis, South Bend and Fort Wayne, Indiana, and Kalamazoo and Grand Rapids, Michigan can conveniently access Buffington Harbor, which is located at the interchange of U.S. 12 and Indiana State Highway 912, just off of I-80/94 and the Indiana Toll Road.

   The Buffington Harbor gaming complex is a two-level, 90,000 square foot structure containing a 352-seat buffet, a 110-seat steakhouse restaurant, several bars and lounges, gift shops and areas for staging and ticketing. The complex features a grand entrance, granite and marble floors, unique metallic finishes, two large fountains and a variety of lighting effects. The Buffington Harbor gaming complex is situated on an approximately 100-acre site, containing approximately 3,000 parking spaces, and offers valet parking and convenient bus loading and unloading facilities. The Buffington Harbor gaming complex was developed and constructed by the joint venture.

   We currently intend to construct a multi-level covered parking structure with our joint venture partner. The parking structure is expected to provide customers with approximately 1,600 covered parking spaces and indoor access to the Buffington Harbor gaming complex. Customers currently either park their automobiles in an approximately 3,000 space flat parking lot or use our valet parking services. The project is estimated to cost approximately $35.0 million, including approximately $15.0 million for the land. We currently expect to contribute approximately $3.5 million of capital toward the project. We believe that the convenience of the new parking structure will attract a significant number of new customers to Buffington Harbor, thereby providing substantial opportunities to increase our net revenue and cash flow. The joint venture intends to acquire the harbor and the property underlying the new parking structure and the harbor. We cannot assure you that we will be able to acquire the harbor or the property on which we intend to build the garage, or that we will be able to build the garage on terms favorable to us or at all.

MARKET OVERVIEW

   The Chicago metropolitan area is the third most populated metropolitan area in the United States. According to demographic sources, there were approximately nine million adults living in the area in 1998 and the average household income was approximately $48,200. The population and average household income of the Chicago metropolitan market are the largest among all United States riverboat/cruising vessel casino markets. The Chicago metropolitan market is a relatively young gaming market, as gaming was first introduced in 1992. This market is primarily served by nine riverboat/cruising vessel casinos, including our casino, operating under licenses granted by the States of Illinois and Indiana. These casinos generated 1998 gaming revenue of approximately $1.5 billion, ranking first among all United States riverboat/cruising vessel casino markets. Such revenue has increased at a compound annual rate of approximately 26.1% since 1995. Notwithstanding the recent growth trends, we believe that the Chicago metropolitan market remains underserved.

CASINO OPERATIONS

   The Majestic Star Casino offers patrons 43,000 square feet of gaming space across three expansive decks, which contain the following slot machines and table games:

                             NUMBER
                               OF
SLOT MACHINES                UNITS
-------------                ------
5c..........................   137
25c.........................   623
50c.........................   110
$1..........................   481
$5..........................    50
$25.........................     9
                             -----
    Total Slots............. 1,410
                             =====

                                                                     NUMBER
                                                                       OF
TABLE GAMES                                                          UNITS
-----------                                                          ------
Mini Baccarat.......................................................     2
Blackjack...........................................................    34
Caribbean Stud......................................................     4
Craps...............................................................     4
Roulette............................................................     4
Specialty Games.....................................................     8
                                                                     -----
    Total Table Games...............................................    56
                                                                     =====
    Total Gaming Positions(a)....................................... 1,802
                                                                     =====

--------
(a) Assumes each table game has seven positions.

   Slot machine wagering is the fastest growing and most profitable segment of our casino, representing approximately 76.4% of gaming revenues in 1998. We continue to enhance slot machine revenue by modifying our mix of slot machine types and introducing the latest slot machine models. For example, in 1998 we introduced nickel slot machines, various poker video and participation games, including Wheel of Fortune(R) and Jeopardy(R), and in the first quarter of 1999, we introduced Monopoly(R). These participation games provide patrons with the opportunity to conduct more advanced betting on a single game. As a result, we have substantially increased revenues with respect to these games compared to the house average.

MARKETING AND PROMOTION

   We have established the Club M-Star to increase the frequency of visits by our existing customers. This program enables us to maintain a comprehensive database of information about our gaming patrons, including their gaming levels, duration of play and preferences. We use this information for tracking purposes and creating a comprehensive direct mail program. As a result, we have reduced our overall marketing costs and have improved the efficiency of our marketing expenditures. In addition, we recently opened a VIP lounge on board the vessel for our higher activity customers, and we remodeled a VIP boarding lounge in the dockside pavilion. We believe these amenities will differentiate us from our competitors, who provide only dockside lounges. We have also introduced a concierge service to assist in providing superior service to our higher activity gaming patrons.

   We continue to use mass media, such as radio, television, newspaper and billboard advertising, to enhance our brand image and attract new customers. In this effort, we promote the convenience of two casinos at Buffington Harbor and major events, such as player parties and promotional giveaways. Once new patrons visit the Majestic Star Casino, we endeavor to register them in the Club M-Star. This allows us to expand our database of customers and tailor our marketing programs accordingly. To further these efforts, in the first quarter of 1999, we created a player development function with the mission of attracting and creating marketing programs directed towards higher activity gaming customers.

   As part of our commitment to providing a quality casino entertainment experience for our patrons, we are dedicated to ensuring a high level of customer satisfaction and loyalty by providing attentive customer service in a clean, friendly and relaxed atmosphere. We recognize that consistent quality and a comfortable atmosphere stem from the collective care and friendliness of each of our employees. Toward this end, we conduct ongoing training sessions to emphasize the importance of customer contact and encourage our employees to be friendly, smile and wish each customer good luck. In addition, we offer competitive employee benefit programs to recruit and retain friendly, professional employees.

COMPETITION

   Illinois and Indiana state laws currently limit the total number of licenses issuable in the Chicago metropolitan market to nine. All licenses are currently in operation, and the number of licenses cannot be increased without legislative action. Indiana or Illinois could authorize additional gaming licenses in the future. Legislation has been introduced on numerous occasions in recent years to provide for land-based casinos in Chicago and to expand riverboat gaming in Illinois. In May 1999, legislation was passed by the Illinois House and Senate to relocate an existing but not operating riverboat gaming license to Cook County, Illinois (excluding the City of Chicago) and to provide for dockside gaming. During the first quarter of 1999, legislation was introduced in Indiana to allow certain organizations (primarily VFW posts) to possess a limited number of electronic gaming devices. To date, no such legislation has been enacted. We are unable to predict whether any such legislation, in Illinois, Indiana or elsewhere, will be enacted or whether, if passed, it would have a material adverse impact on our results of operations or financial condition.

   We compete with the other eight gaming casinos in the Chicago metropolitan market and, to a lesser extent, with four additional riverboats currently authorized to operate in southern Indiana. We also compete with gaming operations on Native American lands, including those located, or to be located, in Michigan, Wisconsin and potentially northern Indiana. The Saginaw Chippewa Indian Tribe is currently operating one of the largest Native American gaming complexes in the United States in Mt. Pleasant, Michigan, approximately 250 miles northeast of Gary, Indiana. In December 1998, the Michigan Senate and House of Representatives approved four additional Native American compacts, which have been signed by the Governor of Michigan, that would allow land-based casinos in Michigan, including southwest Michigan. The opening of land-based casinos, which generally have a competitive advantage over cruising casinos, could have an adverse effect on our operating results.

   With respect to the State of Michigan, we also expect future competition from three land-based casinos to be developed in Detroit, Michigan, pursuant to a November 1996 voter initiative. The MGM Grand currently operates from a temporary facility and we anticipate that the other two casinos will operate from temporary facilities shortly.

   In addition, we anticipate that competition will increase with the recent purchase and pending sale of two area casinos to larger and stronger competitors. Harrah's Entertainment, Inc. has purchased Showboat, Inc., including the Showboat Mardi Gras Casino, located in East Chicago, Indiana. During the first quarter of 1999, Harrah's renamed the East Chicago property to take advantage of the Harrah's brand name. Harrah's has also announced that it intends to expand the East Chicago facility and will invest approximately $30.0 million in various land-based developments during the coming year. Also, Horseshoe Gaming, LLC, has agreed to acquire Empress Entertainment. Empress Entertainment owns two area riverboat gaming operations: one in Hammond, Indiana, and one in Joliet, Illinois.

   Many of our competitors have greater gaming industry management experience, financial resources and, in the case of Harrah's East Chicago and Empress Hammond, covered parking garages. Our joint venture partner also constructed a 300-room hotel for its own use at the Buffington Harbor gaming complex. The hotel opened in the fourth quarter of 1998.

EMPLOYEES

   At June 30, 1999, we employed approximately 1,043 persons, and the joint venture employed approximately 287 persons. We and the joint venture have collective bargaining agreements with Local 1 of the Hotel Employees and Restaurant Employees International Union, covering approximately 79 of our employees and 84 employees of the joint venture in food and beverage service positions. These agreements expire in 2001. The joint venture and we also have collective bargaining agreements with the Operating Engineers Union, covering approximately six employees of our marine operations department and 17 employees of the joint venture. The agreement with us expires in 2003 and the agreement with the joint venture expires in 2001. We also have a collective bargaining agreement with the Seafarers International Union, which covers approximately 42 employees in the marine operations department. This agreement expires in 2003.

   The joint venture is currently negotiating an amendment to its collective bargaining agreement with Local 1 of the Hotel Employees and Restaurant Employees International Union. This agreement would cover approximately 104 additional employees in general facilities and housekeeping positions.

   In recruiting personnel, we are obligated, under the terms of an agreement with the City of Gary, Indiana, to use our best efforts to have an employee base comprised of 70% racial minorities, 52% females, 67% residents of the City of Gary, Indiana and 90% residents of Lake County, Indiana.

SEASONALITY

   Because of the climate in the Chicago metropolitan area, our operations are expected to be seasonal, with stronger results expected during the period from May through September. Accordingly, the results of our operations are expected to fluctuate from quarter to quarter, and the results for any fiscal quarter may not be indicative of results for future fiscal quarters.

PROPERTIES

   We operate from the Buffington Harbor gaming complex, which we share with the Trump Casino. The Buffington Harbor gambling complex was developed and constructed by the BHR Joint Venture. We believe that we have achieved operating cost savings and marketing advantages over our competitors as a result of the operation of two casinos at the same location and the existence of the BHR Joint Venture. We have expended approximately $118.0 million constructing and equipping the Majestic Star Casino vessel and capitalizing the

BHR Joint Venture. We believe that our vessel facility should meet our operating needs for the foreseeable future.

   The Buffington Harbor gaming complex is located on an approximately 100-acre site. We believe that we are one of only two locations in the Chicago metropolitan Market with the capacity to significantly expand our land-based facilities. In addition to the joint venture property, an affiliate of ours has entered into discussions with various parties concerning the feasibility of purchasing additional land adjacent to the BHR Joint Venture property for future development. We also continually evaluate the acquisition and/or construction of gaming facilities in new locations.

LEGAL PROCEEDINGS

   Various legal proceedings are pending against us. Management considers all such pending proceedings, primarily personal injury and equal employment opportunity (EEO) claims, to be incidental to the character of our business. Management believes that the resolution of these proceedings will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

   In addition, on March 27, 1998, a complaint was filed in the Lake County Superior Court in East Chicago, Indiana, against the joint venture, our joint venture partner and us. The plaintiff, a former employee, claims to have been assaulted in the parking lot on June 25, 1997, and is requesting compensatory damages of $1 million and punitive damages of $10 million. The suit alleges that our joint venture partner and we failed to provide adequate security to prevent assaults. We intend to vigorously defend against such suit. However, the case is in the discovery phase and it is too early to predict its outcome or the effect, if any, on our financial position or the results of our operations.

   From time to time, we may be involved in routine administrative proceedings involving alleged violations of certain provisions of the Indiana Riverboat Gambling Act. Management believes that the outcome of any such proceedings will not, either individually or in the aggregate, have a material adverse effect on us or our ability to retain and/or renew any license required under the Indiana Riverboat Gambling Act for our operations. In March 1998, we agreed to settle two such proceedings with the payment of $120,000 to the Indiana Gaming Commission. No such proceedings are pending at this time.

                                   MANAGEMENT

EXECUTIVE OFFICERS

   We are managed by Barden Development, Inc. Our executive officers are:

             NAME        AGE                     POSITION
             ----        ---                     --------
      Don H. Barden.....  55 Chairman, President and Chief Executive Officer
                             Vice President, Chief Operating and Financial
      Michael E. Kelly..  37 Officer
      David M. Wolf.....  42 Vice President of Administration

   Don H. Barden has served as our Chairman, President, and Chief Executive Officer since December 8, 1993 and has served as Chairman and President of Barden Development, Inc. since November 16, 1993. Mr. Barden is also the President and Chief Executive Officer of a group of companies he owns and/or operates. Over the past 30 years, Mr. Barden has successfully developed, owned and operated many business enterprises in various industries including real estate development, casino gaming, broadcasting, cable television and international trade.

   Michael E. Kelly has served as our Vice President, Chief Operating and Financial Officer since January 1, 1999, and has maintained responsibility for our daily operations since October 17, 1998. From April 1996 through December 31, 1998, Mr. Kelly served as our Vice President and Chief Financial Officer. Mr. Kelly has also served as a Vice President of Barden Development, Inc. since April, 1996. From June 1994 to April 1996, Mr. Kelly held various positions with Fitzgeralds Gaming Corporation, including Vice President of Finance. Mr. Kelly also was the Senior Director of Operations and Chief Financial Officer of Fitzgeralds Tunica. From September 1991 to June 1994, Mr. Kelly was Vice President and Chief Financial Officer of Empress River Casino Corporation and its affiliates. From 1982 to 1991, Mr. Kelly was employed in various senior finance and administrative functions by Harrah's Hotel & Casino in New Jersey and Nevada and the Fitzgeralds Group in Reno and Las Vegas, Nevada.

   David M. Wolf has served as our Vice President of Administration since March 1, 1999. Mr. Wolf has responsibility for finance, management information systems, regulatory affairs, risk management and administration. From February 1997 through February 1999, Mr. Wolf was our Director of Finance. From 1981 to 1997, Mr. Wolf was employed in various senior finance and administrative positions by Harrahs Hotel and Casino, Trump Plaza Hotel and Casino and Tropicana Hotel and Casino in Atlantic City, New Jersey.

                           SUMMARY COMPENSATION TABLE

   The following table sets forth all compensation earned for services performed during the three fiscal years in the period ended December 31, 1998 by our Chief Executive Officer and each of our other executive officers.

                           SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION
                                       -----------------------
                                       FISCAL                     ALL OTHER
          NAME AND POSITION             YEAR   SALARY   BONUS  COMPENSATION(A)
          -----------------            ------ -------- ------- ---------------
Don H. Barden(b)......................  1998  $275,000     --      $ 1,120
 Chairman, President and Chief
  Executive Officer                     1997   275,000     --        1,170
                                        1996   180,865     --          585

Michael E. Kelly(c)...................  1998  $180,000 $45,000     $14,378
 Vice President, Chief Operating and
  Financial Officer                     1997   180,000  45,000      43,417
                                        1996   117,586     --       42,926

David M. Wolf(d)......................  1998  $ 94,144 $ 3,462     $ 2,607
 Vice President of Administration       1997    84,423     --       28,240
                                        1996       --      --          --

--------
(a) Amounts represent contractual payments under individual employment agreements. In 1998, we paid life insurance premiums of $1,120, $2,034 and $632 on behalf of Messrs. Barden, Kelly and Wolf, respectively. We contributed 401(k) matching funds of $7,313 and $1,975 to Messrs. Kelly and Wolf. Mr. Kelly was reimbursed $1,402 for non-deductible medical plan expenditures. Mr. Kelly also received $3,629 for non-deductible medical plan expenditures related to 1997, paid in 1998. In 1997, we paid life insurance premiums of $1,170, $1,895 and $526 on behalf of Messrs. Barden, Kelly and Wolf, respectively. We contributed 401(k) matching funds of $6,750 to Mr. Kelly. Mr. Kelly was also reimbursed $1,417 for non-deductible medical plan expenditures. Mr. Kelly also received $1,740 in lieu of our not having established a 401(k) plan in 1996, $7,615 for unused vacation time, and $24,000 for non-vested stock options related to a previous employer. Mr. Wolf received $27,714 for reimbursable relocation expenses. In 1996, we paid life insurance premiums of $585 and $842 on behalf of Messrs. Barden and Kelly, respectively. Mr. Kelly received $24,000 for non-vested stock options related to a previous employer and $18,341 for reimbursable relocation expenses.
(b) Mr. Barden joined us as Chairman, President and Chief Executive Officer in December 1993 and has been paid in such capacities beginning in April 1996.
(c) Mr. Kelly joined us as Vice President and Chief Financial Officer in April 1996. Mr. Kelly assumed on an interim basis the duties of Chief Operating Officer effective October 17, 1998. Effective January 1, 1999, Mr. Kelly was employed as Vice President, Chief Operating and Financial Officer.
(d) Mr. Wolf joined us as Director of Finance in February 1997. Mr. Wolf was promoted to Vice President of Administration effective March 1, 1999.

EMPLOYMENT AGREEMENTS

   Mr. Barden serves as our Chairman, President and Chief Executive Officer and currently receives annual compensation of $275,000 as an employee, pursuant to a letter agreement dated as of April 25, 1996.

   Mr. Kelly serves as our Vice President, Chief Operating and Financial Officer pursuant to a two-year employment agreement effective as of January 1, 1999. Effective January 1, 1999, Mr. Kelly will receive base compensation of $275,000 per year and can also earn annual incentive compensation based upon his performance and our performance. In addition to such compensation, Mr. Kelly is entitled to term life insurance in an amount equal to four times his base salary and other customary employee benefits, including participation in our 401(k) plan. Mr. Kelly is also entitled to additional compensation, upon a change in control, equal to his base salary and incentive compensation for the remainder of the term of the agreement, plus 12 months thereafter. Mr. Kelly's employment agreement contains certain non-competition provisions with a duration of 12 months following termination of his employment.

   Mr. Wolf serves as our Vice President of Administration pursuant to a two-year employment agreement, effective as of March 1, 1999. Effective, March 1, 1999, Mr. Wolf will receive a base compensation of $125,000 per year and can also earn annual incentive compensation based upon his performance and our performance. Mr. Wolf is also entitled to additional compensation, upon a change in control, equal to his base salary and incentive compensation for the remainder of the term of the agreement, plus six months thereafter. Mr. Wolf's employment agreement contains other terms substantially similar to that of Mr. Kelly's including certain non-competition provisions with a duration of 12 months following termination of his employment.

                                PRINCIPAL OWNER

   We are indirectly wholly owned by Don H. Barden, our Chairman, President and Chief Executive Officer. Mr. Barden has invested approximately $24.0 million to design, develop, and construct the Majestic Star Casino and the Buffington Harbor gaming complex and to make related expenditures. Mr. Barden has also successfully built, owned and operated numerous businesses in the cable television, international trade and real estate industries and has owned and operated several radio stations over the past 30 years.

   The following table sets forth the beneficial ownership of the membership interests in The Majestic Star Casino, LLC as of the date hereof.

      NAME AND ADDRESS OF BENEFICIAL OWNER                          % OWNERSHIP
      ------------------------------------                         -------------
      Don H. Barden...............................................   100.0%(a)
       400 Renaissance Center, Suite 2400
       Detroit, Michigan 48243

--------
(a) Includes the membership interests in The Majestic Star Casino, LLC beneficially owned directly by Barden Development, Inc. and indirectly by Barden Development, Inc. and Barden Management, Inc. through Gary Riverboat Gaming, LLC. Mr. Barden is the beneficial owner of 100% of Barden Development, Inc., Barden Management, Inc. and Gary Riverboat Gaming, LLC.

                 CERTAIN RELATIONSHIP AND RELATED TRANSACTION

   By December 31, 1995, our company had been capitalized by our members with $35.0 million of capital contributions, including interest earned thereon. Effective March 31, 1996, $10.8 million of the contributions of Barden Development, Inc. was reclassified as indebtedness payable to Barden Development, Inc., evidenced by the note to Barden Development, Inc.. In September 1998, we paid $2.0 million of the amount outstanding under the note to Barden Development, Inc., and repaid the remaining balance of approximately $8.8 million in May 1999.

   Please refer to the discussion of certain of our other agreements set forth under "Material Agreements."

          DESCRIPTION OF CREDIT FACILITY AND INTERCREDITOR AGREEMENT

NEW SENIOR CREDIT FACILITY

   Promptly following the exchange offer, we expect to close on a new $20.0 million senior credit facility. Our proposed new senior credit facility will be secured by substantially all of our current and future assets, other than certain excluded assets. The lien on the collateral securing the proposed new credit facility will be senior to the lien on the collateral securing the Notes. We expect that the credit facility will contain customary conditions to closing and to borrowing and will contain representations and warranties customary in other gaming-related financings. We also expect that the credit facility will contain certain financial covenants and restrictions on, among other things, indebtedness, investments, distributions and mergers. There can be no assurance that we will be able to enter into the credit facility on terms satisfactory to us or at all. The establishment of the senior credit facility is subject to approval of the Indiana Gaming Commission which approval was obtained August 20, 1999.

INTERCREDITOR AGREEMENTs

   In connection with entering into the new credit facility, we expect the trustee under the indenture will enter into an intercreditor agreement substantially in the form of the intercreditor agreement attached as an exhibit to the indenture with the lender under the new credit facility. We anticipate that the intercreditor agreement will provide, among other things, that (i) the lender's lien on the collateral securing the credit facility will be senior to the lien on the collateral securing the new notes; (ii) during any insolvency proceedings, the lender and the trustee under the indenture will coordinate their efforts to give effect to the relative priority of their respective security interests in the collateral; and (iii) following an Event of Default (as defined in the intercreditor agreement), all decisions with respect to such collateral, including the time and method of any disposition thereof, will be made in accordance with the terms of the intercreditor agreement.

   In addition, in connection with entering into any FF&E Financing (as defined) secured by a Permitted Vessel Lien (as defined), the trustee under the indenture will be permitted to enter into an intercreditor agreement with the lender of such FF&E Financing, provided, that, among other things, the intercreditor agreement does not adversely affect the holders of the notes.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

   You can find the definitions of certain terms used in this description under the subheading "Certain Definitions."

   In addition:

  . ""new notes" refers to the registered notes being offered by this prospectus;

  . ""old notes" refers to your old notes that may be exchanged for new notes in the exchange offer;

  . ""Notes'' refers collectively to the new notes and the old notes; and

  . ""Issues'' refers to the Majestic Star Casino, LLC and the Majestic Star
    Casino Capital Corp.

   The old notes were, and the new notes will be, issued pursuant to the Indenture, dated June 18, 1999 among The Majestic Star Casino, LLC, The Majestic Star Casino Capital Corp., any future subsidiary guarantors and IBJ Whitehall Bank & Trust Company as trustee. The form and terms of the new notes are substantially identical to the form and terms of the old notes, except that the new notes:

  . will be registered under the Securities Act of 1933; and

  . will not bear any legends restricting transfer.

   The new notes will be issued solely in exchange for an equal principal amount of old notes. As of the date of this prospectus, $130.0 million aggregate principal amount of old notes is outstanding.

   The following summaries of certain provisions of the indenture are not complete and are subject to all the provisions of the indenture. Wherever we refer to particular sections or defined terms used in the indenture, such sections or defined terms are automatically incorporated into this prospectus.

BRIEF DESCRIPTION OF THE NEW NOTES

   The new notes will be:

  . general unsecured obligations of the Issuers;

  . subordinated in right of payment to all existing and future Senior
    Indebtedness of the Issuers;

  . effectively subordinated to all secured Indebtedness of the Issuers;

  . senior in right of payment to any future Indebtedness of the Issuers that is specifically subordinated to the new notes; and

  . unconditionally guaranteed by any Subsidiary Guarantors.

   The new notes will be senior secured obligations of the Issuers and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Issuers and equal in right of payment with all existing and future senior Indebtedness of the Issuers. The Lien on the collateral securing the Credit Facility will be senior to the Lien on the Collateral securing the new notes. The new notes will be without recourse to the Members.

   The Majestic Star Casino Capital Corp. is a wholly owned subsidiary of The Majestic Star Casino, LLC and was incorporated solely for the purpose of serving as a co-issuer of the Notes in order to facilitate the initial offering and this exchange offer. Capital will not have any operations or assets and will not have any revenues. As a result, prospective investors should not expect Capital to participate in servicing the principal, interest, premium or any other payment obligations on the Notes. See "--Certain Covenants-- Restrictions on Activities of Capital."

   The Indenture will allow us to designate certain Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

   The new notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

PRINCIPAL, MATURITY AND INTEREST

   The Indenture does not limit the aggregate principal amount of notes that may be issued thereunder and provides that, subject to the covenant in the Indenture described under "--Certain Covenants--Limitation on Incurrence of Indebtedness," additional notes may be issued thereunder from time to time, without the consent of the Holders of previously issued notes, in an aggregate principal amount to be determined from time to time by the Issuers; provided, that additional notes may not be issued with original issue discount as determined under section 1271 et seq. of the Internal Revenue Code of 1986, as amended (the "Code"). The new notes will mature on July 1, 2006. Interest on the new notes will be payable semi-annually on July 1 and January 1 of each year, commencing on January 1, 2000, to Holders of record on the immediately preceding June 15 and December 15, respectively. The new notes will bear interest at 10 7/8% per annum from the date of original issuance. Interest on the new notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The new notes will be payable both as to principal and interest at the office or agency of the Issuers maintained for such purpose within the City of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by the Issuers, the Issuers' office or agency will be the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

REDEMPTION

   At the Option of the Company. Except as set forth below, the new notes are not redeemable at the Issuers' option prior to July 1, 2003. Thereafter, the New notes will be subject to redemption at the option of the Issuers, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable date of redemption, if redeemed during the 12-month period beginning on July 1 of the years indicated below:

             YEAR                           PERCENTAGE
             ----                           ----------
             2003..........................  105.438%
             2004..........................  102.719%
             2005 and thereafter...........  100.000%

   Notwithstanding the foregoing, at any time or from time to time prior to July 1, 2002, the Issuers may redeem, at their option, up to 35% of the aggregate principal amount of the new notes then outstanding at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest thereon through the applicable date of redemption, with the net cash proceeds of one or more Public Equity Offerings; provided, that (i) such redemption shall occur within 60 days of the date of closing of such Public Equity Offering and (ii) at least 65% of the aggregate principal amount of Notes issued on or after the Issue Date remains outstanding immediately after giving effect to each such redemption.

   The new notes will also be redeemable by the Issuers, in whole or in part, at any time upon not less than 20 Business Days nor more than 60 days notice (or such earlier date as may be required by any Governmental Authority) at 100% of the principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the redemption date, pursuant to a Required Regulatory Redemption.

   If less than all of the new notes are to be redeemed at any time, selection of new notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the new notes are listed, or, if the new notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems to be fair and reasonable; provided, that Notes of $1,000 or less may not be redeemed in part. Except in the case of a Required Regulatory Redemption requiring less notice, notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any new note is to be redeemed in part only, the notice of redemption that relates to such new notes will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original new notes. On and after the date of redemption, interest will cease to accrue on new notes or portions thereof called for redemption, unless the Issuers default in making such redemption payment.

   Mandatory. The new notes will not be entitled to any mandatory redemption (except for a Required Regulatory Redemption) or have the benefit of any sinking fund.

SUBSIDIARY GUARANTORS

   The repayment of the new notes will be unconditionally and irrevocably guaranteed, jointly and severally, by all future Restricted Subsidiaries. On the Issue Date, the Company will have no Subsidiaries other than Capital (which is a co-issuer and co-obligor of the Notes). The Indenture will provide that so long as any Notes remain outstanding, any future Restricted Subsidiary shall enter into a Subsidiary Guaranty.

   If all of the Capital Stock of any Subsidiary Guarantor is sold by the Company or any of its Subsidiaries to a Person (other than the Company or any of its Subsidiaries) and the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "--Limitation on Asset Sales," then such Subsidiary Guarantor shall be released and discharged from all of its Obligations under its Subsidiary Guaranty and the Indenture.

   The Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the Obligations of such other Subsidiary Guarantor under its Subsidiary Guaranty, result in the Obligations of such Subsidiary Guarantor under its Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or render a Subsidiary Guarantor insolvent.

SECURITY

   The Issuers will assign and pledge, or cause to be assigned and pledged, as collateral (the "Collateral") to the Trustee, for the benefit of the Trustee and the Holders, as security for the Issuers' obligations with respect to the new notes:

  . the Majestic Star Casino Vessel;

  . the Company's interest in the BHR Joint Venture;

  . each members' interest in the Company;

  . the Berthing Agreement and substantially all of the other assets of the Company and any Subsidiary Guarantor, other than the Excluded Assets (including, without limitation, the Gaming Licenses), and

  . the Company's rights to the service mark "Majestic Star Casino."

   The security interest in favor of the Trustee and the Holders will be created in the Collateral pursuant to certain mortgages and security agreements in favor of the Trustee (collectively, the "Security Agreements").

The Trustee's security interest in the Collateral will be subordinated to a lien securing Indebtedness outstanding under the Credit Facility. In connection with incurring any such Indebtedness, the Trustee will be permitted to enter into the Intercreditor Agreement, which will be substantially in the form of the Intercreditor Agreement attached as an exhibit to the Indenture.

   The proceeds of any sale of the Collateral following an Event of Default may not be sufficient to satisfy payments due on the new notes. In addition, the ability of the Holders to realize upon the Collateral may be limited pursuant to applicable laws, including gaming, bankruptcy or securities laws.

   If an Event of Default occurs and is continuing, the Trustee, on behalf of the Holders, in addition to any rights or remedies available to it under the Indenture and the Security Documents, may, subject to the Intercreditor Agreement, take such action as it deems advisable and as is permitted under the Security Agreements, to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. The proceeds received by the Trustee from any such sale or foreclosure will, subject to the Intercreditor Agreement, be applied by the Trustee first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the Trustee under the Indenture, and thereafter to pay amounts due and payable with respect to the new notes.

   Certain Gaming Law Limitations. The Trustee's ability to foreclose upon the Collateral will be limited by relevant gaming laws, which generally require that Persons who own or operate a casino or purchase or sell gaming equipment hold a valid gaming license or permit and require the approval of the IGC for any transfer of a gaming license. No Person can hold an owner's license in the State of Indiana unless the Person is found qualified or suitable by the relevant Gaming Authorities. In order for the Trustee to be found qualified or suitable, such Gaming Authorities would have discretionary authority to require the Trustee and any or all of the Holders to file applications, be investigated and be found qualified or suitable as an owner or operator of gaming establishments. The applicant for qualification, a finding of suitability or licensing must pay an application fee and all costs of such investigation. If the Trustee is unable or chooses not to qualify, be found suitable, or be licensed to own, operate or sell such assets, it would have to retain another entity that could obtain the appropriate license to own, operate or sell such assets. This licensing process could be lengthy, taking several months at a minimum. In addition, in any foreclosure sale or subsequent resale by the Trustee, licensing requirements under the relevant gaming laws may limit the number of potential bidders and may delay any sale, either of which events could have an adverse effect on the sale price of such Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate approvals, be limited.

   Certain Bankruptcy Limitations. The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Issuers prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral to the extent provided by the Security Documents and by applicable nonbankruptcy law) even though the debtor is in default under the applicable debt instruments; provided, that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured claims with respect to such shortfall. Applicable Federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if either Issuer becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances or preferences.

   Further, certain limitations exist under the Merchant Marine Act of 1936 on the ability of non-U.S. citizens to realize upon collateral consisting of vessels documented under the laws of the United States. To the extent that the holders of the Notes are non-U.S. citizens, such limitation could adversely affect the ability of the Trustee to complete foreclosure on the Collateral. Also, the Trustee may be required to foreclose through a federal court admiralty proceeding. Such a proceeding would entail compliance with notice and other procedural requirements, and could require posting of a substantial bond with the U.S. Marshall.

REPURCHASE UPON CHANGE OF CONTROL

   Upon the occurrence of a Change of Control, the Issuers will be required to offer to repurchase all of the new notes then outstanding (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages if any, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Issuers must mail or cause to be mailed a notice to each Holder stating, among other things: (i) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date"); (ii) that any Holder electing to have new notes purchased pursuant to a Change of Control Offer will be required to surrender the new notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent with respect to the new notes (the "Paying Agent") at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; and (iii) that the Holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of new notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such new notes purchased.

   The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

   On the Change of Control Payment Date, the Issuers will, to the extent lawful, (i) accept for payment the new notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all new notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the new notes so accepted, together with an Officers' Certificate stating that the new notes or portions thereof tendered to the Issuers are accepted for payment. The Paying Agent will promptly mail to each Holder of new notes so accepted payment in an amount equal to the purchase price for such new notes, and the Trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in the principal amount of $1,000 or an integral multiple thereof. The Issuers will announce the result of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

   There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

   The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

   The term "all or substantially all" as used in the definition of Change of Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders elect to exercise their rights under the Indenture and the Issuers elect to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from successfully asserting that a Change of Control has occurred.

CERTAIN COVENANTS

   Limitation on Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly

  (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Subsidiaries or make any other payment to any Excluded Person or Affiliate thereof (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company or (B) amounts payable to the Company or any Restricted Subsidiary);

  (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Restricted Subsidiary);

  (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Subsidiary Guarantor that is subordinated in right of payment to the Notes or such Subsidiary Guarantor's Subsidiary Guaranty thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or

  (iv) make any Restricted Investment

  (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

  (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, and

  (b) immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the covenant described under "--Limitation on Incurrence of Indebtedness," and

  (c) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Managers of the Company and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Issue Date (including Restricted Payments permitted by clauses (i) and (ii) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of

    (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing immediately after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus

    (2) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Capital Stock) after the Issue Date and on or prior to the time of such Restricted Payment, plus

    (3) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Capital Stock) pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment (including any additional net proceeds received by the Company upon such conversion or exchange) plus

    (4) the aggregate Return from Unrestricted Subsidiaries after the Issue Date and on or prior to the time of such Restricted Payment.

   The foregoing provisions will not prohibit:

  (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;

  (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company or Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Capital Stock);

  (iii) so long as clause (a) above is satisfied, with respect to each taxable year that the Company qualifies as a Flow Through Entity, the payment of Permitted Tax Distributions; provided, that (A) prior to any payment of Permitted Tax Distributions the Company provides an Officers' Certificate and Opinion of Counsel to the effect that the Company and each Subsidiary in respect of which such distributions are being made, qualify as Flow Through Entities for Federal income tax purposes and for the states in respect of which such distributions are being made and (B) at the time of such distribution, the most recent audited financial statements of the Company provided to the Trustee pursuant to the covenant described under the caption "--Reports," provide that the Company and each such Subsidiary were treated as Flow Through Entities for the period of such financial statements;

  (iv) the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "--Limitation on Incurrence of Indebtedness;"

  (v) cash capital contributions, loans or advances to the BHR Joint Venture that are used by the BHR Joint Venture to make capital expenditures in the ordinary course of business; provided, that concurrently with such contribution, loan or advance all other members of the BHR Joint Venture make cash capital contributions, loans or advances, as the case may be, on a pro rata basis, based on each member's ownership interest in the BHR Joint Venture;

  (vi) capital contributions to the BHR Joint Venture to pay for harbor improvements required by the Harbor Lease (or otherwise necessary for ordinary course operations of the Majestic Star Casino Vessel) and other improvements ancillary to such harbor improvements;

  (vii) Restricted Investments in an aggregate amount not to exceed $10 million to satisfy the Company's off-site development obligation under the Development Agreement, less any amounts paid by a third-party on behalf of the Company; and

  (viii) so long as clause (a) above is satisfied, Restricted Payments required under the Management Agreement as in effect on the Issue Date; provided, that the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such payment is made would have been not less than 1.75 to 1.0, determined on a pro forma basis, as if such payment had been made during such four-quarter period.

   Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

   Limitation on Incurrence of Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, "incur"), any Indebtedness (including, without limitation, Acquired Debt) or
(ii) issue any Disqualified Capital Stock; provided, that the Company may incur Indebtedness (including, without limitation, Acquired Debt) and issue shares of Disqualified Capital Stock (and a Restricted Subsidiary may incur Acquired
Debt) if (x) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Capital Stock is issued would have been not less than 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Capital Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided, that in the case of Indebtedness (other than Indebtedness outstanding under the Credit Facility, Purchase Money Obligations, Capital Lease Obligations or Acquired Debt), the Weighted Average Life to Maturity and final stated maturity of such Indebtedness is equal to or greater than the Weighted Average Life to Maturity and final stated maturity of the Notes.

   Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:

  (a) Indebtedness under the Credit Facility in an aggregate principal amount not to exceed, at any time, the excess of (x) $20.0 million less the aggregate amount of repayments of indebtedness contemplated by clause
      (iii) under the caption "--Limitation on Asset Sale" (the "Permitted Amount") over (y) the aggregate principal amount of BHR Attributed Debt then outstanding;

  (b) Purchase Money Obligations in an aggregate principal amount not to exceed, at any time, the product of (i) $2.5 million times (ii) the number of Casinos owned and operated solely by the Company and its Restricted Subsidiaries on the date of such incurrence;

  (c) FF&E Financing in an aggregate principal amount not to exceed, at any time, the sum of (i) the principal amount of FF&E Financing outstanding on the Issue Date and (ii) the product of (x) $5.0 million times (y) the number of Casinos owned and operated solely by the Company and its Restricted Subsidiaries on the date of such incurrence;

  (d) performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations (including Obligations under letters of credit) incurred in the ordinary course of business;

  (e) Hedging Obligations incurred to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture; provided, that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

  (f) Indebtedness outstanding on the Issue Date, including the Notes outstanding on the Issue Date;

  (g) Indebtedness incurred by the Company in an aggregate principal amount not to exceed, at any time, $3.0 million;

  (h) any Subsidiary Guaranty of the Notes; and

  (i) Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance"), Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph, clause (f) above or this clause (i) (the "Refinancing Indebtedness"); provided, that (i) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (including any required premiums and out-of-pocket expenses reasonably incurred in connection therewith), (ii) the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (iii) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes than the Indebtedness being Refinanced.

   Restrictions on BHR Joint Venture. The Company will not permit the BHR Joint Venture to, directly or indirectly:

  (a) incur any Indebtedness or issue any Disqualified Capital Stock; provided that the BHR Joint Venture may incur:

    (i) Indebtedness if immediately after giving effect to such incurrence on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio Test set forth in the covenant described under "--Limitation on Incurrence of Indebtedness;"

    (ii) Indebtedness; provided, that after giving effect to the incurrence of such Indebtedness, the aggregate principal amount of BHR Attributed Debt does not exceed the Permitted Amount less the aggregate principal amount of Indebtedness then outstanding under clause (a) under the caption "--Limitation on Incurrence of Indebtedness;" and

    (iii) Indebtedness incurred to Refinance any Indebtedness incurred pursuant to clause (i) above or Indebtedness of the BHR Joint Venture outstanding on the Issue Date;

  (b) create, incur, assume or suffer to exist any Lien on any asset of the BHR Joint Venture, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens;

  (c) declare or pay any dividend or make any distribution on account of any Equity Interests of the BHR Joint Venture, unless such distributions are made on a pro rata basis to all members of the BHR Joint Venture, based on each member's ownership interest therein;

  (d) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the BHR Joint Venture (other than any such Equity Interest owned by the Company or any Restricted Subsidiary); or

  (e) transfer, other than in the ordinary course of business, any assets of the BHR Joint Venture, unless:

    (i) the BHR Joint Venture receives consideration at the time of such transfer not less than the fair market value of the assets subject to such transfer;

    (ii) at least 75% of the consideration for such transfer is in the form of cash or Cash Equivalents or liabilities of the BHR Joint Venture that are assumed by the transferee of such assets (provided, that following such transfer there is no further recourse to the BHR Joint Venture with respect to such liabilities); and

    (iii) within 270 days of such transfer, the net proceeds thereof are
          (A) invested in assets related to the business of the BHR Joint Venture, (B) applied to permanently repay Indebtedness of the BHR Joint Venture, or (C) distributed to the members of the BHR Joint Venture in accordance with paragraph (c) above.

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

   Limitation on Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless

  (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale;

  (ii) at least 75% of the consideration for such Asset Sale is in the form of cash or Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of such assets (provided, that following such Asset Sale there is no further recourse to the Company or its Restricted Subsidiaries with respect to such liabilities); and

  (iii) within 270 days of such Asset Sale, the Net Proceeds thereof are (A) invested in assets related to the business of the Company or its Restricted Subsidiaries (which, in the case of an Asset Sale of the Majestic Star Casino Vessel or any replacement Gaming Vessel (a "Replacement Vessel"), must be a Gaming Vessel having a fair market value, as determined by an independent appraisal, at least equal to the fair market value of the Majestic Star Casino Vessel or such Replacement Vessel immediately preceding such Asset Sale), (B) applied to repay Indebtedness under Purchase Money Obligations incurred in connection with the asset so sold, (C) applied to repay Indebtedness under the Credit Facility and permanently reduce the commitment thereunder in the amount of the Indebtedness so repaid or
        (D) to the extent not used as provided in clauses (A), (B), or (C) applied to make an offer to purchase Notes as described below (an "Excess Proceeds Offer"); provided, that the Company will not be required to make an Excess Proceeds Offer until the amount of Excess Proceeds is greater than $5,000,000.

   The foregoing provisions in (i) or (ii) above shall not apply to an Event of Loss.

   Pending the final application of any Net Proceeds, the Company may temporarily reduce Indebtedness under the Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

   Net Proceeds not invested or applied as set forth in the preceding clauses
(A), (B) or (C) constitute "Excess Proceeds." If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Issuers will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the "Purchase Amount"), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the purchase date. The Issuers must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 270 day period following the Asset Sale that produced such Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

   The Indenture will provide that each Excess Proceeds Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Excess Proceeds Offer Period"). Promptly after the termination of the Excess Proceeds Offer Period (the "Excess Proceeds Payment Date"), the Issuers will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Issuers through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

   Any Excess Proceeds Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-
1. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Issuers will comply with the

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

applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

   The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair the ability of the Issuers to make an Excess Proceeds Offer upon an Asset Sale or, if such Excess Proceeds Offer is made, to pay for the Notes tendered for purchase.

   Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

   Limitation on Restrictions on Subsidiary Dividends. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (a) on such Restricted Subsidiary's Capital Stock or (b) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits, or

  (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, or

  (iii) make loans or advances to the Company or any of its Restricted Subsidiaries, or

  (iv) transfer any of its assets to the Company or any of its Restricted Subsidiaries,

except, with respect to clauses (i) through (iv) above, for such encumbrances or restrictions existing under or by reason of:

  (1) any Credit Facility containing dividend or other payment restrictions that are not more restrictive than those contained in the documents governing the Original Credit Facility;

  (2) the Indenture, the Security Documents and the Notes;

  (3) applicable law;

  (4) Acquired Debt; provided, that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (5) customary non-assignment and net worth provisions of any contract, lease or license entered into in the ordinary course of business;

  (6) customary restrictions on the transfer of assets subject to a Permitted Lien imposed by the holder of such Lien; and

  (7) the agreements governing permitted Refinancing Indebtedness; provided, that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive than those contained in any agreements governing the Indebtedness being refinanced.

   Merger, Consolidation or Sale of Assets. Neither Issuer may consolidate or merge with or into (regardless of whether such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person, unless:

  (i) such Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

  (ii) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of such Issuer, pursuant to a supplemental indenture and in a form reasonably satisfactory to the Trustee, under the Notes, the Indenture, the Security Documents and the Registration Rights Agreement;

  (iii) immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists;

  (iv) such transaction would not result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment; and

  (v) such Issuer, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, (A) has Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of such Issuer immediately preceding the transaction and (B) will be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "--Limitation on Incurrence of Indebtedness."

   In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which such Issuer is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under, and such Issuer shall be discharged from its Obligations under, the Indenture, the Security Agreements, the Notes and the Registration Rights Agreement.

   Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for:

  (i) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $2,000,000; provided, that (i) such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary and (ii) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers' Certificate certifying to such effect;

  (ii) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $5,000,000; provided, that (i) a majority of the disinterested Managers determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary and (ii) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers' Certificate certifying to such effect; or

  (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

   Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions:

  (a) Restricted Payments permitted by the provisions of the Indenture described above under "--Limitations on Restricted Payments;"

  (b) payments pursuant to the Berthing Agreement;

  (c) the non-exclusive licensing of any service mark of the Company to an Affiliate or Affiliates of the Company; and

  (d) transactions between or among the Company and any Wholly Owned Subsidiary of the Company.

   Restriction on Sale and Issuance of Subsidiary Stock. The Company will not sell, and will not permit any Restricted Subsidiary to issue or sell, any Equity Interests (other than directors' qualifying shares) of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; provided, that the Company and its Restricted Subsidiaries may sell all (but not less than all) of the Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "--Limitation on Asset Sales."

   Rule 144A Information Requirement. The Issuers and the Subsidiary Guarantors will furnish to the Holders or beneficial holders of Notes, upon their request, and to prospective purchasers thereof designated by such Holders or beneficial holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the Notes to qualify for an exemption under Rule 144A.

   Subsidiary Guarantors. The Company will cause each Restricted Subsidiary to
(i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuers' Obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Restricted Subsidiary, in each case subject to customary qualifications. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

   Additional Collateral. The Company will, and will cause each of the Subsidiary Guarantors to, grant to the Trustee a security interest in all Collateral, whether owned on the Issue Date or thereafter acquired, and to execute and deliver all documents and to take all action necessary or desirable to perfect and protect such a security interest in favor of the Trustee.

   Restrictions on Activities of Capital. Capital may not hold any assets, become liable for any obligations or engage in any business activities; provided, that Capital may be a co-obligor of the Notes pursuant to the terms of the Indenture and as contemplated by the Purchase Agreement executed by the Issuers and the Initial Purchaser and, as necessary, may engage in any activities directly related or necessary in connection therewith.

   Limitation on Lines of Business. The Company will not, and will not permit any of its Restricted Subsidiaries or the BHR Joint Venture to, directly or indirectly engage to any substantial extent in any line or lines of business activity other than a Related Business.

   Reports. Regardless of whether required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Issuers will furnish to the Trustee and Holders, within 15 days after either Issuer is or would have been required to file such with the Commission, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if either of the Issuers were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Issuers' independent certified public accountants and (ii) all information that would be required to be contained in a filing with the Commission on Form 8-K if either of the Issuers were required to file such reports. From and after the time either of the Issuers files a registration statement with the Commission with respect to the Notes, the Issuers will file such information with the Commission so long as the Commission will accept such filings.

EVENTS OF DEFAULT AND REMEDIES

   Each of the following will constitute an Event of Default under the
Indenture:

  (i) default for 30 days in the payment when due of interest on the Notes;

  (ii) default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise;

  (iii) default in the performance or breach of the covenants in the Indenture described under "--Repurchase Upon Change of Control," "-- Limitation on Asset Sales," or "--Merger, Consolidation or Sale of Assets;"

  (iv) failure by the Issuers or any Subsidiary Guarantor for 60 days after notice to comply with any other agreements in the Indenture or the Notes;

  (v) default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any Restricted Subsidiary (or the payment of which is guaranteed by the Issuers or any Restricted Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (A) either
      (1) such default results from the failure to pay principal of or interest on such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5,000,000 in the aggregate;

  (vi) failure by the Issuers or any Subsidiary to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5,000,000, which judgments are not discharged, bonded or stayed within 60 days after their entry;

  (vii) the cessation of substantially all gaming operations of the Issuers for more than 60 days, except as a result of an Event of Loss,

  (viii) any revocation, suspension, expiration (without previous or concurrent renewal) or loss of any Gaming License for more than 60 days;

  (ix) any failure to comply with any material agreement or covenant in, or material provision of, any Security Document; and

  (x) certain events of bankruptcy or insolvency with respect to the Issuers or any of the Subsidiary Guarantors.

   Subject to the terms of the Intercreditor Agreement, if any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Company and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

   The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

   The Issuers are required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

   No director, member, manager, officer, employee, incorporator, stockholder or controlling person of the Issuers or any Subsidiary Grantor, as such, will have any liability for any obligations of the Issuers or any Subsidiary Grantor under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes and the Subsidiary Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

   The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes and Liquidated Damages, if any, when such payments are due from the trust referred to below, (ii) the Issuers' obligations concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture.

   In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to certain material covenants that are described herein ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance,

  (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of

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

     Counsel shall confirm that, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of the Subsidiaries is a party or by which the Issuers or any of the Subsidiaries is bound;

  (vi) the Issuers must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

  (vii) the Issuers must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

   A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any Note selected for redemption. The Issuers will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

   The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

   Except as provided in the two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

  (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

  (ii) reduce the principal of, or the premium (including, without limitation, redemption premium) on, or change the fixed maturity of, any Note; alter the provisions with respect to the payment on

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      redemption of the Notes; or alter the price at which repurchases of the
      Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer;

  (iii) reduce the rate of or change the time for payment of interest on any Note;

  (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

  (v) make any Note payable in money other than that stated in the Notes;

  (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Notes;

  (vii) waive a redemption payment with respect to any Note;

  (viii) adversely affect the contractual ranking of the Notes or Subsidiary Guarantees; or

  (ix) make any change in the foregoing amendment and waiver provisions.

   Notwithstanding the foregoing, without the consent of the Holders, the Issuers and the Trustee may amend or supplement the Indenture, the Notes and the Security Documents to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Issuers' or the Subsidiary Guarantors' obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture or the Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, that, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

   The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means Indebtedness of a Person existing at the time such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary.


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   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean
(a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting securities of such Person.

   "Applicable Capital Gain Tax Rate" means a rate equal to the sum of (i) the highest marginal Federal capital gain tax rate applicable to an individual who is a citizen of the United States plus (ii) an amount equal to the sum of the highest marginal state and local capital gain tax rates applicable to an individual who is a resident of the State of New York, multiplied by a factor equal to 1 minus the rate described in clause (i) above.

   "Applicable Income Tax Rate" means a rate equal to the sum of (i) the highest marginal Federal income tax rate applicable to an individual who is a citizen of the United States plus (ii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to an individual who is a resident of the State of New York, multiplied by a factor equal to 1 minus the rate described in clause (i) above.

   "Asset Sale" means any (i) transfer (as defined), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary;
(ii) direct or indirect issuance or sale of any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares), in each case to any Person (other than the Company or a Restricted Subsidiary); or (iii) Event of Loss. For purposes of this definition, (a) any series of transactions that are part of a common plan shall be deemed a single Asset Sale and (b) the term "Asset Sale" shall not include (1) any series of transactions that have a fair market value (or result in gross proceeds) of less than $1 million, until the aggregate fair market value and gross proceeds of the transactions excluded from the definition of Asset Sale pursuant to this clause (b)(1) exceed $5 million, or (2) any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the covenant described under "--Merger, Consolidation or Sale of Assets."

   "Bankruptcy Code" means the United States Bankruptcy Code, codified at 11 U.S.C. (S)101-1330, as amended.

   "BDI" means Barden Development, Inc., an Indiana corporation.

   "BDI Pledge Agreement" means that certain Pledge Agreement executed by BDI and Gary Riverboat Gaming, LLC providing for a pledge of the entire membership interest in the Company held by each of them in favor of the Trustee, for the ratable benefit of the Holders of the Notes, as the same may be amended in accordance with the terms thereof and the Indenture.

   "beneficial owner" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

   "Berthing Agreement" means the Majestic Berthing Agreement, dated as of April 23, 1996, by and between the Company and the BHR Joint Venture.

   "BHR Attributed Debt" means the product of (i) the aggregate principal amount of all outstanding Indebtedness incurred pursuant to clause (a)(ii) under the caption "--Restrictions on BHR Joint Venture" times (ii) the Company's percentage interest in the BHR Joint Venture; provided that any such Indebtedness shall cease to be BHR Attributed Debt, as of the first date after the date such Indebtedness is so incurred on which the Company can incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio Test set forth in the covenant described under the caption "--Limitation or Incurrence of Indebtedness."

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   "BHR Joint Venture" means Buffington Harbor Riverboats, LLC, a Delaware limited liability company, in which the Company currently owns a 50% membership interest, and any other Flow Through Entity owned solely by the members of the BHR Joint Venture.

   "BHR Operating Agreement" means the First Amended and Restated Operating Agreement of the BHR Joint Venture, made as of October 31, 1995, as amended, by and between Trump Indiana, Inc., a Delaware corporation, and the Company.

   "BHR Pledge Agreement" means that certain Pledge Agreement executed by the Company, providing for a pledge of the Company's entire membership interest in the BHR Joint Venture in favor of the Trustee, for the ratable benefit of the Holders of the Notes, as the same may be amended in accordance with the terms thereof and the Indenture.

   "Business Day" means any day other than a Legal Holiday.

   "Capital" means The Majestic Star Casino Capital Corp., an Indiana corporation and a wholly owned subsidiary of the Company.

   "Capital Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

   "Capital Stock" means, (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (ii) with respect to a limited liability company, any and all membership interests, and (iii) with respect to any other Person, any and all partnership, joint venture or other equity interests of such Person.

   "Cash Equivalent" means (i) any evidence of Indebtedness issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) time deposits and certificates of deposit and commercial paper or bankers acceptance issued by the parent corporation of any domestic commercial bank of recognized standing having combined capital and surplus in excess of $250,000,000 and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition; (iii) investments in money market funds substantially all of whose assets comprise securities of the type described in clauses (i) and
(ii) above and (iv) repurchase obligations for underlying securities of the types and with the maturities described above.

   "Casino" means a gaming establishment owned by the Company or a Restricted Subsidiary and containing at least 500 slot machines and 10,000 square feet of space dedicated to the operation of games of chance.

   "Change of Control" means

  (i) any merger or consolidation of the Company with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the transferee(s) or surviving entity or entities,

  (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the

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     "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the Company,

  (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Managers of the Company (together with any new directors whose election by such Managers or whose nomination for election by the members of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company, if such agreement was approved by a vote of such majority of directors) cease for any reason to constitute a majority of the Managers of the Company then in office,

  (iv) the Company adopts a plan of liquidation,

  (v) the first day on which the Company fails to own 100% of the issued and outstanding Equity Interests of Capital, or

  (vi) the first day on which (A) the Company fails to own at least 45% of issued and outstanding Equity Interests of the BHR Joint Venture, (B) any Person owns a greater percentage interest than the Company in the BHR Joint Venture or (C) any Excluded Person directly or indirectly owns any interest in the BHR Joint Venture other than the interest owned by the Company.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Company" means The Majestic Star Casino, LLC, an Indiana limited liability company.

   "Consolidated Cash Flow" means, with respect to any Person (the referent Person) for any period,

  (a) consolidated income (loss) from operations of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus

  (b) to the extent such amounts are deducted in calculating such income
      (loss) from operations of such Person for such period, and without duplication (i) amortization, depreciation and other non-cash charges (including, without limitation, amortization of goodwill, deferred financing fees, and other intangibles but excluding (x) non-cash charges incurred after the Issue Date that require an accrual of or a reserve for cash charges for any future period and (y) normally recurring accruals such as reserves against accounts receivables), and
      (ii) Pre-Opening Expenses;

provided, that (1) the income from operations of any Person that is not a Wholly Owned Subsidiary of the referent Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (2) the income from operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (3) the income from operations of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

   "Consolidated Interest Expense" means, with respect to any Person for any period, (a) the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payment, and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period less (b) amortization expense, write-off of deferred financing costs and any charge related to any premium or penalty paid, in each case accrued during such period in connection with redeeming or retiring any Indebtedness before its stated maturity, as determined in accordance with GAAP, to the extent such expense, cost or charge was included in the calculation made pursuant to clause
(a) above.

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   "Consolidated Net Income" means, with respect to any Person (the referent
Person) for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (i) the Net Income of any Person relating to any portion of such period that such Person (a) is not a Wholly Owned Subsidiary of the referent Person or (b) is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person during such portion of such period, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

   "Consolidated Net Worth" means, with respect to any Person, the total stockholders' (or members') equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (i) the amount of any such stockholders' (or members') equity attributable to Disqualified Capital Stock or treasury stock of such Person and its consolidated subsidiaries, and (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and
(iii) all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.

   "Credit Facility" means (a) the credit facility, dated within 45 days of the Issue Date (the "Original Credit Facility"), between the Company and the lender thereunder (any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith) and (b) any amendment, modification, supplement, refunding, refinancing or replacement thereof that
(i) has terms and conditions (including with respect to applicable interest rates and fees) customary for similar facilities extended to borrowers comparable to the Company, and (ii) does not permit the Company to incur Indebtedness in an aggregate principal amount at any time outstanding in excess of $20.0 million.

   "Default" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

   "Development Agreement" means the Development Agreement, dated March 26, 1996, by and between the Company and the City of Gary, Indiana.

   "Disqualified Capital Stock" means any Equity Interest that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity, or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities.

   "Equity Holder" means (a) with respect to a corporation, each holder of stock of such corporation, (b) with respect to a limited liability company or similar entity, each member of such limited liability company or similar entity, (c) with respect to a partnership, each partner of such partnership and
(d) with respect to any disregarded entity, the owner of such entity.

   "Equity Interests" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Event of Loss" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.


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   "Excluded Assets" means (i) cash, deposit accounts and other cash equivalents; (ii) assets securing Purchase Money Obligations or Capital Lease Obligations permitted to be incurred under the Indenture; (iii) any agreements, permits, licenses or the like that cannot be subject to a Lien under the Security Documents without the consent of third parties, which consent is not obtainable by the Company; and (iv) all Gaming Licenses; provided, that Excluded Assets does not include the proceeds of the assets under clauses (ii);
(iii) or (iv) or of any other Collateral to the extent such proceeds do not constitute Excluded Assets under clause (i) above; without limiting the foregoing, Excluded Assets shall include gaming equipment subject to such Purchase Money Obligations or Capital Lease Obligations, whether or not such gaming equipment is located on or attached to the Majestic Star Casino Vessel.

   "Excluded Person" means (i) any employee benefit plan of the Company or any trustee or similar fiduciary holding Capital Stock of the Company for or pursuant to the terms of any such plan, (ii) BDI, (iii) Barden Management, Inc., so long as it is owned by Don H. Barden, (iv) Don H. Barden or his spouse or an entity controlled by either of them, (v) the estate of Don H. Barden,
(vi) any descendant of Don H. Barden or the spouse of any such descendant,
(vii) the estate of any such descendant or the spouse of any such descendant,
(viii) any trust or other arrangement for the benefit of the spouse of Don H. Barden or any such descendant or the spouse of any such descendant and (ix) any charitable organization or trust established by Don H. Barden.

   "FF&E" means furniture, fixture and equipment acquired by the Company or a Restricted Subsidiary in the ordinary course of business for use in the operation of a Casino.

   "FF&E Financing" means Purchase Money Obligations or Capital Lease Obligations incurred solely to acquire FF&E; provided, that the principal amount of such Indebtedness does not exceed the cost (including sales and excise taxes, installation and delivery charges and other direct costs and expenses) of the FF&E purchased or leased with the proceeds thereof.

   "FF&E Lender" means a Person that is not an Affiliate of the Company and is a lender under FF&E Financing.

   "Flow Through Entity" means an entity that (a) for Federal income tax purposes constitutes (i) an "S corporation" (as defined in Section 1361(a) of the Code), (ii) a "qualified subchapter S subsidiary" (as defined in Section 1361(b)(3)(B) of the Code), (iii) a "partnership" (within the meaning of
Section 7701(a)(2) of the Code) other than an "publicly traded partnership" (as defined in Section 7704 of the Code), or (iv) a business entity that is disregarded as an entity separate from its owner under the Code, the Treasury Regulations or any published administrative guidance of the Internal Revenue Service (the entities described in the immediately preceding clauses (i), (ii), (iii) and (iv), a "Federal Flow Through Entity") and (b) for state and local jurisdictions in respect of which Permitted Tax Distributions are being made, is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity.

   "gaap" means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission.

   "GAAP" means gaap as in effect on the Issue Date.

   "Gaming Authorities" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including, without limitation, the IGC and any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Company or any of its Subsidiaries.

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   "Gaming Licenses" means every material license, material franchise or other material approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming activities in any state or jurisdiction in which the Company or any of its Restricted Subsidiaries conducts business (including, without limitation, all such licenses granted by the IGC under the Indiana Riverboat Gambling Act, and the rules and regulations promulgated thereunder), and all applicable liquor licenses.

   "Gaming Vessel" means a water-based casino (i) that is substantially similar in size and space to the Majestic Star Casino Vessel, (ii) with at least the same overall qualities and amenities as the Majestic Star Casino Vessel, and
(iii) that is developed, constructed and equipped to be in compliance with all Federal, state and local laws, including, without limitation, the requirements of the Indiana Riverboat Gambling Act. In the event the laws of the State of Indiana change to permit the development and operation of land-based casinos, the term "Gaming Vessel" shall be deemed to include a land-based casino meeting the requirements of clauses (i), (ii) and (iii) above.

   "Government Securities" means (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or
(ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

   "Governmental Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

   "guaranty" or "guarantee," used as a noun, means any guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligation. "guarantee," used as a verb, has a correlative meaning.

   "Harbor Lease" means the Harbor Lease Agreement, dated as of June 29, 1995, by and between Trump Indiana, Inc. and Lehigh Portland Cement Company as assigned by Trump Indiana, Inc. to the BHR Joint Venture pursuant to the Assignment of Harbor Lease Agreement, dated as of October 31, 1995, by and between Trump Indiana, Inc. and the BHR Joint Venture.

   "Hedging Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Holder" means the Person in whose name a Note is registered in the register of the Notes.

   "IGC" means the Indiana Gaming Commission, or any successor Gaming
Authority.

   "Indebtedness" of any Person means (without duplication) (i) all liabilities and obligations, contingent or otherwise, of such Person (A) in respect of borrowed money (regardless of whether the recourse of the lender is

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to the whole of the assets of such Person or only to a portion thereof), (B)
evidenced by bonds, debentures, notes or other similar instruments, (C) representing the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business),
(D) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (E) representing Capital Lease Obligations, (F) under bankers' acceptance and letter of credit facilities, (G) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Capital Stock, or (H) in respect of Hedging Obligations; (ii) all Indebtedness of others that is guaranteed by such Person; and (iii) all Indebtedness of others that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, provided, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term Indebtedness shall not include obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, that such obligation is extinguished within two business days of its incurrence. The principal amount outstanding of any Indebtedness issued with original issue discount is the accredited value of such Indebtedness.

   "Issuers" means Capital and the Company.

   "Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated Cash Flow of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating Interest Coverage Ratio for any period, pro forma effect shall be given to the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, guarantees, advances or capital contributions (excluding (i), payroll commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

   "Issue Date" means the date upon which the Notes are first issued.

   "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

   "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Majestic Star Casino Vessel" means the Majestic Star riverboat casino currently operated by the Company.

   "Management Agreement" means that certain Management Agreement, dated the Issue Date, by and between the Company and BDI, pursuant to which the Company will pay to BDI fees for acting as the Manager of the Company, which fees, for any fiscal quarter, shall not exceed 5% of Consolidated Cash Flow for the immediately preceding fiscal quarter.

   "Managers" means (i) for so long as the Company is a limited liability company, the Managers appointed pursuant to the Operating Agreement or (ii) otherwise, the Board of Directors of the Company.

   "Members" means the members of the Company.

   "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, reduced by the maximum amount of Permitted Tax Distributions for such period, excluding (to the extent included in calculating such net income) (i) any gain or loss, together with any related taxes paid or accrued on such gain or loss, realized in connection with any Asset Sales and dispositions pursuant to sale-leaseback transactions, and (ii) any extraordinary gain or loss, together with any related taxes paid or accrued on such gain or loss.

   "Net Proceeds" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including issuance or other payments in an Event of Loss and payments in respect of deferred payment obligations and any cash or Cash Equivalents received upon the sale or disposition of any non-cash consideration received in any Asset Sale, in each case when received), net of

  (i) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company,

  (ii) taxes required to be paid by the Company, any of its Subsidiaries, or any Equity Holder of the Company (or, in the case of any Company Equity Holder that is a Flow Through Entity, the Upper Tier Equity Holder of such Flow Through Entity) in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes,

  (iii) amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale, and

  (iv) appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification arising from such Asset Sale).

   "Obligation" means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage and other obligation and liability payable under the documentation governing any liability.

   "Officers' Certificate" means a certificate signed on behalf of the Issuers by two Officers of each of the Company and Capital, in each case, one of whom must be the President, Chief Operating and Financial Officer, Treasurer, Controller or a Senior Vice President.

   "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or the Trustee.

   "Permitted Investments" means

  (i) Investments in the Company or in any Wholly Owned Subsidiary;

  (ii) Investments in Cash Equivalents;

  (iii) Investments in a Person, if, as a result of such Investment, such Person (A) becomes a Wholly Owned Subsidiary, or (B) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary;

  (iv) Hedging Obligations;

  (v) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption "--Limitation on Asset Sales";

  (vi) Investments existing on the Issue Date;

  (vii) Investments paid for solely with Capital Stock (other than Disqualified Capital Stock) of the Company;

  (viii) credit extensions to gaming customers in the ordinary course of business, consistent with industry practice;

  (ix) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company in satisfaction of judgments and

  (x) loans or advances to employees of the Company and its Subsidiaries made in the ordinary course of business in an aggregate amount not to exceed $500,000 at any one time outstanding.

   "Permitted Liens" means:

  (i) Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an Event of Default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

  (ii) security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of money) or leases, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice;

  (iii) Liens (other than Liens arising under ERISA) for taxes, assessments or other governmental charges not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with gaap;

  (iv) Liens of carriers, warehousemen, mechanics, landlords, material men, repairmen or other like Liens arising by operation of law in the ordinary course of business consistent with industry practices (other than Liens arising under ERISA) and Liens on deposits made to obtain the release of such Liens if (a) the underlying obligations are not overdue for a period of more than 30 days or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with gaap;

  (v) easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, consistent with industry practices that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or a Subsidiary) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; provided, that such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

  (vi) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

  (vii) Liens securing Refinancing Indebtedness incurred in compliance with the Indenture to refinance Indebtedness secured by Liens, provided,
        (a) such Liens do not extend to any additional property or assets;
        (b) if the Liens securing the Indebtedness being refinanced were subordinated to or pari passu with the Liens securing the Notes or any intercompany loan, as applicable, such new Liens are subordinated to or pari passu with such Liens to the same extent, and any related subordination or intercreditor agreement is confirmed; and (c) such Liens are no more adverse to the interests of Holders than the Liens replaced or extended thereby;

  (viii) Liens that secure Acquired Debt, provided, that such Liens do not extend to or cover any property or assets other than those of the Person being acquired and were not put in place in anticipation of such acquisition;

  (ix) Liens that secure Purchase Money Obligations or Capital Lease Obligations permitted to be incurred under the Indenture; provided that such Liens (other than Permitted Vessel Liens) do not extend to or cover any property or assets other than those being acquired or developed;

  (x) Liens securing Obligations under the Indenture, the Notes or the Security Documents;

  (xi) Liens on assets of the Company and the Subsidiaries, and the proceeds of any or all the foregoing, securing Indebtedness incurred pursuant to clause (a) under the caption "--Limitation on Incurrence of Indebtedness";

  (xii) with respect to any vessel included in the Collateral, certain maritime liens, including liens for crew's wages and salvage;

  (xiii) leases or subleases granted in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of the Restricted Subsidiaries;

  (xiv) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business; and

  (xv) Liens on the BHR Joint Venture's rights as lessor under leases, which Liens are to secure indebtedness of the BHR Joint Venture incurred solely to finance the development, acquisition or construction of the assets subject to such leases.

   "Permitted Tax Distributions" in respect of the Company and each Subsidiary that qualifies as a Flow Through Entity shall mean, with respect to any taxable year, the sum of:

  (a) the product of (i) the excess of (A) all items of taxable income or gain (other than capital gain) allocated by the Company to Equity Holders for such year over (B) all items of taxable deduction or loss (other than capital loss) allocated to such Equity Holders by the Company, for such year and (ii) the Applicable Income Tax Rate, plus

  (b) the product of (i) the net capital gain (i.e., net long-term capital gain over net short-term capital loss), if any, allocated by the Company to Equity Holders for such year and (ii) the Applicable Capital Gain Tax Rate, plus

  (c) the product of (i) the net short-term capital gain (i.e., net short-term capital gain in excess of net long-term capital loss), if any, allocated by the Company to Equity Holders for such year and (ii) the Applicable Income Tax Rate, minus

  (d) the aggregate Tax Loss Benefit Amount for the Company for such year;

provided, that in no event shall the Applicable Income Tax Rate or the Applicable Capital Gain Tax Rate exceed the greater of (1) the highest aggregate applicable effective marginal rate of Federal, state, and local income to which a corporation doing business in the State of New York would be subject in the relevant year of determination (as certified to the Trustee by a nationally recognized tax accounting firm) plus 5%; and (2) 60%. For purposes of calculating the amount of the Permitted Tax Distributions, the proportionate part of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity shall be included in determining the taxable income, gain, deduction, or loss (including capital gain or loss) of the Company.

   Estimated tax distributions shall be made within fifteen days following March 31, May 31, August 31, and December 31 based upon an estimate of the excess of (x) the tax distributions that would be payable for the period beginning on January 1 of such year and ending on March 31, May 31, August 31, and December 31 if such period were a taxable year (computed as provided above) over (y) distributions attributable to all prior periods during such taxable year.

   Prior to making any estimated tax distribution, the Company shall require each Equity Holder to agree that (a) promptly after the Company and each Subsidiary file their respective annual tax return, (i) such Equity Holder shall reimburse the Company to the extent the estimated tax distributions made to such Equity Holder exceeded the actual Permitted Tax Distributions, as determined on the basis of such tax returns filed in respect of such taxable year for that Equity Holder and (ii) the Company shall make a further payment to such Equity Holder to the extent such estimated tax distributions were less than the tax distributions actually payable to such Equity Holder with respect to such taxable year and (b) if the appropriate Federal or state taxing authority finally determines that the amount of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of the Company or any Subsidiary that is treated as a Flow Through Entity for any taxable year or the aggregate Tax Loss Benefit Amounts carried forward to such taxable year should be changed or adjusted, then (i) such Equity Holder shall reimburse the Company to the extent the Permitted Tax Distributions previously made to such Equity Holder in respect of that taxable year exceeded the Permitted Tax Distributions with respect to such taxable year taking into account such change or adjustment for such Equity Holder and (ii) the Company shall make a further payment to such Equity Holder to the extent the Permitted Tax Distributions previously paid to such Equity Holder were less than the Permitted Tax Distributions payable to such Equity Holder with respect to such taxable year taking into account such change or adjustment.

   To the extent that any tax distribution would otherwise be made to any Equity Holder at a time when an obligation of such Equity Holder to make a payment to the Company pursuant to the previous paragraph remains outstanding, the amount of any tax distribution to be made shall be reduced by the amounts such Equity Holder is obligated to pay the Company.

   "Permitted Vessel Lien" means a Lien on the Majestic Star Casino Vessel that secures FF&E Financing; provided that (a) the FF&E Lender agrees (i) to release such Lien upon satisfaction of such FF&E Financing, (ii) to release such Lien upon payment (or promise of payment) to such FF&E Lender of that portion of the proceeds of the sale of the Majestic Star Casino Vessel attributable to the related FF&E and (iii) that such Lien is subordinate and inferior in every respect to the Lien of the Trustee pursuant to the Preferred Ship Mortgage on the hull and other equipment constituting the Majestic Star Casino Vessel (other than the related FF&E) and (b) such Lien shall not have an adverse impact on the Holders.

   "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

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

   "Preferred Ship Mortgage" means the preferred ship mortgage on the Majestic Star Casino Vessel, dated as of the Issue Date, by and between the Company and the Trustee.

   "Pre-Opening Expenses" means all costs of start-up activities that are required to be expensed (and are not capitalized) in accordance with SOP 98-5.

   "Public Equity Offering" means a bona fide underwritten public offering of Qualified Capital Stock of the Company, pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act.

   "Purchase Money Obligations" means Indebtedness representing, or incurred to finance (or to Refinance Indebtedness incurred to finance), the cost (i) of acquiring any assets and (ii) of construction or build-out of facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Issuers); provided, that (x) the principal amount of such Indebtedness does not exceed 80% of such cost, including construction charges, (y) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired, constructed or built and (z) such Indebtedness is (or the Indebtedness being Refinanced was) incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or commencement of construction or build-out of such property or asset.

   "Qualified Capital Stock" means, with respect to any Person, Capital Stock of such Person other than Disqualified Capital Stock.

   "Related Business" means (a) the gaming and hotel businesses conducted by the Company as of the Issue Date and any and all businesses that in the good faith judgment of the Managers are materially related businesses or (b) a business necessary to satisfy the Company's off-site development obligation under the Development Agreement.

   "Required Regulatory Redemption" means a redemption by the Issuers of any Holder's Notes pursuant to, and in accordance with, any order of any Governmental Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the reasonable, good faith judgment of the Managers of the Company to prevent the loss, failure to obtain or material impairment or to secure the reinstatement of, any Gaming License, where such redemption or acquisition is required because the Holder or beneficial owner of Notes is required to be found suitable or to otherwise qualify under any gaming laws and is not found suitable or so qualified within a reasonable period of time.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" means a Subsidiary other than an Unrestricted Subsidiary.

   "Return from Unrestricted Subsidiaries" means (a) 50% of any dividends or distributions received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company, plus (b) to the extent not otherwise included in Consolidated Net Income of the Company, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the sale or liquidation of any Unrestricted Subsidiaries, plus (c) to the extent that any Unrestricted Subsidiary of the Company is designated to be a Restricted Subsidiary, the fair market value of the Company's Investment in such Subsidiary on the date of such designation.

   "Security Agreement" means that certain Security Agreement to encumber substantially all of the assets of the Company, including the Company's interest in the Berthing Agreement, in favor of the Trustee, for the ratable benefit of the Holders of the Notes, as the same may be amended in accordance with the terms thereof and the Indenture.

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

   "Security Documents" means, collectively, the BDI Pledge Agreement, the BHR Pledge Agreement, the Preferred Ship Mortgage, the Security Agreement, the Trademark Security Agreement, and any other agreements, instruments, financing statements or other documents that evidence, set forth or limit the Lien of the Trustee in the Collateral.

   "subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

   "Subsidiary" means any subsidiary of the Company.

   "Subsidiary Guarantor" means any Restricted Subsidiary that has executed and delivered in accordance with this Indenture an unconditional and irrevocable Guarantee of the Issuers' obligations under the Notes and such Person's successors and assigns.

   "Subsidiary Guaranty" means an unconditional and irrevocable guaranty by a Subsidiary Guarantor of the Obligations of the Issuers under the Notes and the Indenture, as set forth in the Indenture, as amended from time to time in accordance with the terms thereof.

   "Tax Loss Benefit Amount" means, with respect to any taxable year, the amount by which the Permitted Tax Distributions would be reduced were a net operating loss or net capital loss from a prior taxable year of the Company ending subsequent to the Issue Date carried forward to such taxable year; provided, that for such purpose the amount of any such net operating loss or net capital loss shall be utilized only once and in each case shall be carried forward to the next succeeding taxable year until so utilized. For purposes of calculating the Tax Loss Benefit Amount, the proportionate part of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity for a taxable year of such Subsidiary ending subsequent to the Issue Date shall be included in determining the amount of net operating loss or net capital loss of the Company.

   "Trademark Security Agreement" means that certain Trademark Security Agreement executed by the Company to encumber the "Majestic Star Casino" service mark in favor of the Trustee, for the ratable benefit of the Holders of the Notes, as the same may be amended in accordance with the terms thereof and the Indenture.

   "Transfer" means, with respect to any asset, any direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation).

   "Unrestricted Subsidiary" means any Subsidiary that, at or prior to the time of determination, shall have been designated by the Managers as an Unrestricted Subsidiary; provided, that such Subsidiary does not hold any Indebtedness or Capital Stock of, or any Lien on any assets of, the Company or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. The Managers may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Interest Coverage Ratio test set forth in the covenant described under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness" calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. The Company shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation. Any such designation by the Managers shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Managers giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness."

   "Upper Tier Equity Holder" means, in the case of any Flow Through Entity the Equity Holder of which is, in turn, a Flow Through Entity, the person that is ultimately subject to tax on a net income basis on the items of taxable income, gain, deduction, and loss of the Company and its Subsidiaries that are Flow Through Entities.

   "Voting Stock" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into
(ii) the total of the product obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

   "Wholly Owned Subsidiary" of any Person means a subsidiary of such Person all the Capital Stock of which (other than directors' qualifying shares) is owned directly or indirectly by such Person; provided, that (i) with respect to the Company, the term Wholly Owned Subsidiary shall exclude Unrestricted Subsidiaries and (ii) the BHR Joint Venture will be a Wholly Owned Subsidiary of the Company so long as (a) the Company owns 90% or more of the outstanding membership interests in the BHR Joint Venture and (b) the BHR Joint Venture is a Restricted Subsidiary.

BOOK-ENTRY

   The old notes were each registered in book-entry form and are represented by two notes in fully registered form without interest coupons. These global notes were deposited with the trustee as custodian for The Depository Trust Company and registered in the name of DTC or its nominee.

   The new notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

   Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

DEPOSITORY PROCEDURES

   DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of

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

Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

   DTC has also advised the Issuers that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

   Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

   The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

   EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

   Payments in respect of the principal, premium, liquidated damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Issuers, the Trustee or any agent of the Issuers or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

   DTC has advised the Issuers that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Issuers. None of the Issuers or the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial

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owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

   Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

   DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

   The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but the Issuers take no responsibility for the accuracy thereof.

   Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Initial Purchaser nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

   A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Note and the Issuers thereupon fail to appoint a successor depositary within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of the Notes in certificated form. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend referred to in "Notice to Investors" unless the Issuers determine otherwise in compliance with applicable law.

CERTIFICATED NOTES

   Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in certificated form (a "Certificated Note"). Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Issuers notify the Trustee in writing that the DTC (x) is no longer willing or able to act as a depositary and the Issuers are unable to locate a qualified successor within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related Notes.


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   None of the Issuers or the Trustee will be liable for any delay by the
Global Note Holder or the DTC in identifying the beneficial owners of Notes and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

   The Indenture will require that payments in respect of the Notes represented by a Global Note (including principal, premium, if any, interest and liquidated damages, if any, thereon) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Issuers will make all payments of principal, premium, if any, interest and liquidated damages, if any, thereon by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Issuers expect that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                              MATERIAL AGREEMENTS

OUR OPERATING AGREEMENT

   We are a limited liability company organized under Indiana law. Our members are Barden Development, Inc., which holds an 85% interest, and Gary Riverboat Gaming, LLC, which holds a 15% interest. Don H. Barden is the sole beneficial owner of both members.

   Our operating agreement provides for certain rights and obligations among us and our members, including with respect to the appointment of our manager and restrictions on the transfer of membership units. Pursuant to our operating agreement, our management is vested in our manager, Barden Development, Inc. Our manager may resign at any time but may be removed only upon occurrence of certain events and the vote of our members holding three-fourths of the membership units not held by affiliates of our manager. If Barden Development, Inc. ceases to be our manager, Barden Management, Inc. will serve as our manager. Our operating agreement limits the transfer of our membership interests. Any transfer of our membership interests is subject to the discretionary approval of both our manager and the holders of a majority of our membership interests. Additionally, any transfer must comply with all applicable laws, including federal and state securities law and the Indiana Riverboat Gambling Act.

MANAGEMENT AGREEMENT

   On June 18, 1999, we entered into a Management Agreement with our manager, Barden Development, Inc., to provide for, among other things, a management fee payable by us to Barden Development, Inc. for acting as our manager. The fees for any fiscal quarter are equal to 5% of our Consolidated Cash Flow (as defined) for the immediately preceding fiscal quarter and may not be paid if we are in default under the Indenture governing the Notes or if we do not meet certain financial ratios as provided in the Indenture.

JOINT VENTURE AGREEMENT

   We and our joint venture partner are each 50% members in the joint venture. The Joint Venture Agreement requires each member to (i) make capital contributions to the joint venture equal to one-half of the amount required for the construction of agreed upon improvements and the funding of operations and
(ii) construct the contemplated common amenities in accordance with an agreed upon budget.

   The general affairs of the joint venture are governed by an Operating Committee. The Operating Committee consists of four representatives, two appointed by each member, and all four representatives must concur in any action. If the Operating Committee is not able to agree upon a matter, the matter is to be referred to a vote of the members. In addition, the members also must decide on certain fundamental matters as

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specified in the Joint Venture Agreement. Most disputes arising out of the
Joint Venture Agreement that are not resolved by the members are subject to resolution by arbitration. Excluded from the arbitration process are decisions relative to changing the common amenities, changes in (or decisions involving the enforcement of rights under) the Berthing Agreements, and increases in the budget for the common amenities.

   The Joint Venture Agreement establishes a Construction Committee consisting of two representatives, one appointed by each member. The Construction Committee is authorized to make decisions relating to routine construction matters. The Construction Committee can only act upon the approval of both representatives. If the representatives are not able to agree on a matter, it is referred to a vote of the Operating Committee.

   The Joint Venture Agreement also establishes a subcommittee to the Operating Committee, consisting of the general managers of each of Majestic Star Casino and our joint venture partner's gaming operation. This subcommittee is authorized to make decisions involving the day-to-day operations of the joint venture and can act only upon the approval of both general managers. If the general managers are not able to agree on a matter, the matter is referred to the Operating Committee.

   A member loses its right to approve actions of the joint venture during any period in which the member is in default under the Joint Venture Agreement. Furthermore, the non-defaulting member may determine, in its sole discretion, how and when the joint venture will enforce its rights with respect to the defaulting member.

   Events of default under the Joint Venture Agreement include a failure by a member to make required capital contributions, bankruptcy, an event of default under the Berthing Agreement, and any other failure of a member to perform its obligations under the Joint Venture Agreement within 30 days after written notice of default from the other member. The remedies for any such event of default include (i) the loss by the member of its voting rights as described above, and the loss of the voting rights of its representatives on the construction committee and the operating committee, (ii) if the event of default continues for 270 days, the non-defaulting member may acquire the interest of the defaulting member in the joint venture (and its Berthing Agreement) for $1.0 million, and (iii) other remedies available at law or in equity. Furthermore, if the event of default involves a failure to make required capital contributions, the other member may withdraw its capital contribution, or be entitled to receive interest on its incremental capital contribution, or require the defaulting member to pay interest in respect of the capital contributions on which it defaulted.

BERTHING AGREEMENT

   We and our joint venture partner each entered into separate berthing agreements on April 23, 1996 with the joint venture. Each berthing agreement obligates the joint venture to construct and maintain the common area improvements (including parking lots, access roads, harbor improvements, other infrastructure improvements and the pavilion), which are required for each operator's gaming operations. Each berthing agreement also requires the joint venture to carry insurance on the common area improvements and to reconstruct or repair the common area improvements in the event of an insured casualty (subject to certain dollar limitations as to reconstruction or repairs costing more than available insurance proceeds).

   Under its respective berthing agreement, each operator has the right to dock its vessel at the mooring barge and the right to use substantially all of the other common area improvements constructed by the joint venture. Each berthing agreement also obligates the joint venture to provide specified services to each of the operators in connection with the common area improvements, including valet parking, shuttle buses, security, maintenance and food and beverage services. Each operator is obligated to pay a license fee equal to one-half of the amount by which the expenses of the joint venture exceed the revenues of the joint venture.

   We and our joint venture partner share equally in the operating expenses related to the Buffington Harbor gaming complex, except for costs associated with food and beverage, gift shop and valet operations, which are allocated on a percentage of use by our and our joint venture partner's casino customers.


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   Each berthing agreement imposes certain restrictions on the operations of the operator, including a limitation on cruising rights so as to avoid scheduling conflicts between the operators. Each berthing agreement also provides certain remedies if the operator defaults in its obligations thereunder, including, among other things, (i) a 100% increase in the license fee during any period in which an operator has defaulted in the payment of its license fee for more that 30 days, (ii) a suspension of gaming operations and other rights if an event of default continues for more than 120 days, and (iii) a buyout of the operator's rights in the joint venture and the berthing agreement if an event of default continues for more than 270 days.

HARBOR LEASE AGREEMENT

   Under a lease agreement dated June 29, 1995 with Lehigh Portland Cement, the joint venture leases certain property that is integral to our gaming operations as well as those of our joint venture partner. The property subject to the Harbor Lease includes certain property abutting Buffington Harbor and on which the docking and other support facilities for the Buffington Harbor facility are located.

   The Harbor Lease imposes certain limitations on the use of Buffington Harbor and certain of its docks by us and our joint venture partner, including limitations on cruises that would interfere with Lehigh Portland Cement's use of the harbor or with certain rights Lehigh Portland Cement has granted to Marblehead Lime Company to use the harbor. The Harbor Lease also requires the joint venture to reimburse Lehigh Portland Cement for certain increases in its operational costs caused by the joint venture's use of Buffington Harbor. We do not believe that any of these limitations or requirements will have a material adverse effect on our operations in light of the current and anticipated uses of the docks and Buffington Harbor by Lehigh Portland Cement and Marblehead Lime Company. No assurance can be given, however, with respect thereto because neither we nor the joint venture has control over these factors.

   The initial term of the Harbor Lease was extended to the earlier of December 31, 2005 or such time as the joint venture has obtained the necessary permits for and constructed new harbor facilities. Since January 1998, the joint venture has paid rent of $125,000 per month under the lease, of which we fund $62,500. Prior to that time, the lease was rent-free. The harbor lease requires the joint venture or its members to apply for the governmental permits necessary for construction of, and to construct, a permanent harbor on the shoreline of Lake Michigan lying immediately to the west of the existing harbor. Construction of a new harbor will require the joint venture to acquire permits from the U.S. Army Corps of Engineers, the Coast Guard and the Indiana Department of Natural Resources, among others. The joint venture intends to file applications for the permits by the end of 1999.

   The joint venture is negotiating the purchase of the harbor and property adjacent thereto, either directly or through an affiliate of the joint venture or its members. In such event, the Harbor Lease would be terminated, and the joint venture would have no further obligations with respect to constructing a new harbor. We cannot assure you, however, that the harbor and adjacent property can be purchased on favorable terms or at all or that the joint venture will not have to fulfill its obligations under the Harbor Lease. If the joint venture had to fulfill its obligations under the Harbor Lease by constructing a new harbor, such construction would have a material adverse effect on our operations and our financial condition.

AGREEMENT WITH CITY OF GARY, INDIANA

   The City of Gary entered into a Development Agreement dated as of March 26, 1996, with us requiring us, among other things, to (i) invest $116.0 million in various on-site and off-site improvements, (ii) pay the City of Gary an amount equal to 3% of the Majestic Star Casino's adjusted gross receipts, as defined in the Indiana Riverboat Gambling Act, (iii) obtain the insurance, bonds and/or letters of credit required by the Indiana Riverboat Gambling Act, (iv) endeavor to meet certain minority and local employment, union and vendor goals and (v) pay a default payment in the amount of damages for failure to complete certain on-site developments, the maximum amount of which is $12.0 million. In addition, if we fail to complete the $10 million off-site development, the City of Gary will have the right to obtain the benefits of the bond that was

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issued to the Indiana Gaming Commission. See "Management's Discussion and
Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   We have met or accrued a significant portion of the commitments relating to
(i) through (iv) in the preceding paragraph. We have already expended the $12 million for enhancements of our operations at Buffington Harbor and must receive approval from the City of Gary that our expenditures satisfy that component of our commitment under the development agreement. It is expected that the investment of $10 million for off-site development, with particular project(s) to be agreed to by the City of Gary, will be made by an affiliate of the Company by December 31, 1999.

                               REGULATORY MATTERS

INDIANA

   In 1993, Indiana enacted legislation permitting certain types of gaming activity. The Indiana Riverboat Gambling Act authorizes the issuance of up to 11 riverboat gaming licenses on waterways located in Indiana counties which are contiguous to Lake Michigan, the Ohio River or Patoka Lake. The Indiana Riverboat Gambling Act strictly regulates the facilities, persons, associations and practices related to gaming operations, including comprehensive law enforcement provisions. The Indiana Riverboat Gambling Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in Indiana. Its jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Indiana.

 Owner's Licenses

   The Indiana Riverboat Gambling Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Indiana Gaming Commission. The Indiana Gaming Commission is authorized to issue 11 owner's licenses statewide. Each license granted entitles the licensee to own and operate one riverboat and gaming equipment as part of the gaming operation. A licensee may own no more than a 10% interest in any other owner's license.

   The Indiana Riverboat Gambling Act restricts the granting of the 11 owner's licenses by location. The 11 licenses must be awarded as follows: (i) two licenses for riverboats operating from Gary; (ii) one license for a riverboat operating in Hammond; (iii) one license for a riverboat operating in East Chicago; (iv) one license for a riverboat operating in any city located in LaPorte, Porter or Lake counties, not including the above-named cities; (v) five licenses for riverboats that operate upon the Ohio River from counties contiguous thereto and with no more than one operating in any county; and (vi) one license for a riverboat operating on Patoka Lake from either DuBois, Crawford or Orange Counties. The Indiana Gaming Commission has not considered applicants for the eleventh license since the Patoka Lake site has been determined by the U.S. Army Corps of Engineers to be unsuitable for a casino vessel project.

   Each owner's license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner's license under the Indiana Riverboat Gambling Act and the rules and regulations adopted thereunder. All riverboat licensees have a continuing duty to maintain suitability for licensure and are required to notify the Indiana Gaming Commission of any material change in the information submitted in its application or any other matter which would render the licensee ineligible. An owner's license does not create a property right but is a revocable privilege contingent upon continuing suitability for licensure. A licensed owner undergoes a complete investigation every three years to determine that the owner remains in compliance with the Indiana Riverboat Gambling Act.

   Riverboat licensees are subject to extensive reporting requirements. In addition, the Indiana Gaming Commission has independent investigating powers.

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   The Indiana Gaming Commission may revoke, restrict or suspend an owner's license at any time that the Indiana Gaming Commission determines the licensee is in violation of the Indiana Riverboat Gambling Act or the rules and regulations of the Indiana Gaming Commission or if the Indiana Gaming Commission determines revocation of the license is in the best interest of Indiana and will protect and enhance the credibility and integrity of riverboat gambling operations. If the Indiana Gaming Commission determines that a licensee is in violation of the Indiana Riverboat Gambling Act or the rules and regulations promulgated by the Indiana Gaming Commission, then the Indiana Gaming Commission may initiate a disciplinary proceeding to revoke, restrict or suspend the license or take such other action, including imposition of civil penalties, that the Indiana Gaming Commission deems necessary. If for any reason a license is terminated, the assets of the riverboat gambling operation must be secured and cannot be disposed of without the approval of the Indiana Gaming Commission and the licensee remains under the jurisdiction of the Indiana Gaming Commission until all matters related to the license have been resolved.

   A licensed owner may apply for and may hold other licenses that are necessary for the operation of a riverboat, including licenses to sell alcoholic beverages, a license to prepare and serve food and any other necessary license. The Indiana Riverboat Gambling Act also requires that officers, directors and employees of a gaming operation and suppliers of gaming equipment, devices, and supplies and certain other suppliers be licensed.

   Applicants for licensure must submit comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every shareholder or participant of the applicant and provide specific information with respect to certain participants holding significant interests (5% or greater) in the applicant. The Indiana Gaming Commission has the authority to request specific information on any participant.

   A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against an owner's riverboat gaming license. An ownership interest in an owner's riverboat gaming license may only be transferred after receiving approval from the Indiana Gaming Commission and upon compliance with the regulations issued under the Indiana Riverboat Gambling Act.

 Regulation of Gaming Operations

   Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed riverboat.

   The Indiana Riverboat Gambling Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the licensee.

   Riverboats operating in Indiana must be at least 150 feet long and have a valid certificate of inspection from the U.S. Coast Guard to carry at least 500 passengers. Any riverboat that operates on the Ohio River must replicate, as nearly as possible, historic Indiana steamboat passenger vessels of the nineteenth century. Riverboats operating on Lake Michigan or Patoka Lake need not meet this requirement.

   Gaming sessions are generally required to be at least two hours and are limited to a maximum duration of four hours. No gaming may be conducted while the boat is docked, except (i) for 30-minute time periods at the beginning and end of each cruise while the passengers are embarking and disembarking (total gaming time is limited to four hours, however, including the pre- and post-docking periods); and (ii) when weather, water or traffic conditions prevent the boat from cruising. The Indiana Gaming Commission may grant extended cruise hours in its discretion. If the master of the riverboat reasonably determines and certifies in writing that specific weather, water or traffic conditions present a danger to the riverboat and the riverboat's passengers and crew, the riverboat may remain docked and gaming may take place until (i) the master determines that the conditions have sufficiently diminished for the riverboat to safely proceed; or (ii) the duration of the authorized excursion has expired.

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   After consultation with the U.S. Army Corps of Engineers, the Indiana Gaming
Commission may determine the available navigable waterways that are suitable for the operation of riverboats under the Indiana Riverboat Gambling Act. If the U.S. Army Corps of Engineers rescinds an approval for the operation of riverboats on a waterway, a license issued under the Indiana Riverboat Gambling Act becomes void and the holder may not conduct or continue gaming operations. The Indiana Gaming Commission requires employees working on a riverboat to have a valid merchant marine document from the U.S. Coast Guard.

   The Indiana Riverboat Gambling Act imposes a 20% wagering tax on adjusted gross receipts from gaming. The tax imposed is to be paid by the licensed owner to the Indiana Department of State Revenue before the close of the business day following the day when the wagers are made. The Indiana Riverboat Gambling Act also requires that licensees pay a $3.00 admission tax for each person admitted to a gaming excursion without regard to the actual fee, if any, paid by such person. A riverboat license may be suspended or revoked for failure to pay such tax. The Indiana Gaming Commission also has promulgated regulations requiring riverboat owners to reimburse the Indiana Gaming Commission for the costs of inspectors and agents required to be present during the conduct of gambling operations. Further, the Indiana Gaming Commission may impose other fees and assessments. Riverboats are assessed for property tax purposes as real property and are taxed at rates determined by local taxing authorities. All Indiana state excise taxes, use taxes and gross retail taxes apply to sales on a riverboat.

   The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Riverboat Gambling Act, the regulations of the Indiana Gaming Commission, or for any other fraudulent act. In addition, the Indiana Gaming Commission may revoke an owner's license if the licensee has not begun regular riverboat excursions prior to the end of the twelve month period following receipt of a license from the Indiana Gaming Commission or if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. A holder of a gaming license is required to post bond with the Indiana Gaming Commission in an amount that the Indiana Gaming Commission determines will adequately reflect the amount that a local community will expend for infrastructure and other facilities associated with a riverboat operation.

   The Indiana Riverboat Gambling Act places special emphasis upon minority and women's business enterprise participation in the riverboat industry. Any person issued a riverboat owner's license must establish goals of expending at least 10% of the total dollar value of the licensee's contracts for goods and services with minority business enterprises and 5% of the total dollar value of the licensee's contracts for goods and services with women's business enterprises.

   An institutional investor (as defined in regulations promulgated by the Indiana Gaming Commission) that acquires a direct or indirect beneficial ownership interest of 5% or more of any riverboat licensee, through any class of voting securities of the licensee or a holding company or intermediary company of the licensee, is required to notify the Indiana Gaming Commission and to provide additional information, and may be subject to a finding of suitability. A person, other than an institutional investor, who acquires a direct or indirect beneficial ownership interest of 5% or more of any riverboat licensee, through any class of voting securities of the licensee or a holding company or intermediary company of the licensee, other than an institutional investor, is required to apply to the Indiana Gaming Commission for a finding of suitability.

   A riverboat owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods and services rendered or received. All contracts and transactions in excess of $50,000 must be in writing. All contracts and transactions are subject to disapproval, cancellation and termination by the Indiana Gaming Commission if it finds that the contract or transaction does not comply with the Indiana Riverboat Gambling Act or the regulations thereunder or does not maintain the integrity of the riverboat gambling industry. A riverboat owner licensee or an affiliate may not enter into a debt transaction of $1.0 million or more without the prior approval of the Indiana Gaming Commission. Indiana Gaming Commission regulations require a licensee or affiliate to conduct due diligence to ensure that each person with whom the licensee or

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affiliate enters into a debt transaction would be suitable for licensure under the Indiana Riverboat Gambling Act. The Indiana Gaming Commission has a rule requiring the reporting of certain currency transactions, which is similar to that required by Federal authorities.

   The Indiana Riverboat Gambling Act prohibits contributions to a candidate for a state, legislative or local office, or to a candidate's committee, a regular party committee or a committee organized by a legislative caucus of the Indiana General Assembly, by the holder of a riverboat owner's license or a supplier's license, by an officer of the licensee, by a person that holds at least a 1% interest in the licensee, by an officer of such a person or by a political action committee of the licensee. The Indiana Gaming Commission has issued a rule requiring quarterly reporting by the holder of a riverboat owner's license or a supplier's license or officers of the licensee, officers of persons that hold at least a 1% interest in the licensee, and of persons who directly or indirectly own a 1% interest in the licensee.

   The Indiana Gaming Commission has adopted a rule which prohibits a distribution by a riverboat licensee to its partners, shareholders, itself, or any affiliated entity, if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Gaming Commission has adopted a rule which requires riverboat licensees to maintain, on a quarterly basis, a cash reserve in the amount of the actual payout for three days. The cash reserve may include cash in the casino cage, cash in a bank account in Indiana, or cash equivalents not committed or obligated.

   The Governor of Indiana has appointed a Gaming Impact Study Commission chaired by the Attorney General to review the impact of all forms of gaming in Indiana and to issue its final report by December 31, 1999.

OTHER NON-GAMING REGULATIONS

   We are subject to certain Federal, state and local environmental, safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clear Air Act, Clean Water Act, Occupational Safety and Health Act, Resource Conservation Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. We have not made, and do not anticipate making, material expenditures with respect to these environmental laws, regulations and ordinances. However, the coverage and attendant compliance costs associated with these laws, regulations and ordinances may result in future additional costs to our operations. For example, in 1990 Congress enacted the Oil Pollution Act to regulate response actions and liability related to oil spills. In that regard, we are required to meet certain financial responsibility requirements. We have met these financial responsibility requirements through insurance and do not believe the costs of complying with these regulations will be material. We could, however, incur material liability in the event of a major oil spill that exceeds the insured amounts. In addition, we may incur material liability if contamination is discovered on our property, for example during the course of future development. See "Risk Factors--We are subject to potential exposure to environmental liabilities."

   The Majestic Star Casino must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Our vessel must hold a Certificate of Seaworthiness or must be approved by the American Bureau of Shipping ("ABS") for stabilization and flotation, and may also be subject to local zoning and building codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel's Certificate of Seaworthiness or ABS approval would preclude its use as a floating casino.

   All shipboard employees, including those who have nothing to do with the actual operation of the vessel (such as dealers, waiters, and security personnel) may be subject to the Jones Act which, among other things, exempts those employees from state workers' compensation awards.

                   SPECIFIC FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion summarizes the material federal income tax considerations of the issuance of the new notes and the exchange offer. This summary does not discuss all aspects of federal income taxation that may be relevant to particular holders of new notes, especially in light of a holder's personal investment circumstances, or to certain types of holders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and foreign corporations and individuals who are not citizens or; residents of the United States) and does not discuss any aspects of state, local or foreign taxation. This discussion is limited to those holders who will hold the new notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

   This summary is based upon laws, regulations, rulings and decisions now in effect and upon proposed regulations, all of which are subject to change, possibly with retroactive effect, by legislation, administrative action or judicial decisions.

   Exchange Offer. The exchange of old notes for new notes pursuant to the exchange offer should not be treated as a taxable "exchange" because the new notes should not be considered to differ materially in kind or extent from the old notes. Rather, the new notes received by a holder of the old notes should be treated as a continuation of the old notes. As a result, there should be no gain or loss to holders exchanging the old notes for the new notes pursuant to the exchange offer.

   Interest. A holder will be required to include in gross income the stated interest on the old notes or the new notes in accordance with the holder's method of tax accounting.

   Tax Basis. Generally, a holder's tax basis in a note will initially be the holder's purchase price for the note and will be decreased by the amount of any principal payments received. If a holder exchanges an old note for a new note pursuant to the exchange offer, the tax basis of the new note immediately after such exchange should equal the holder's tax basis in the old note immediately prior to the exchange.

   Sale. The sale, exchange or other disposition of a note (other than pursuant to the exchange offer) generally will be taxable event. A holder generally will recognize gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any property received upon such sale, exchange or other taxable disposition of a note, other than in respect of accrued interest on the note, and (2) the holder's adjusted tax basis in such note. Such gain or loss will be capital gain or loss and would be long-term capital gain or loss if the notes were held by the holder for the applicable holding period (currently more than one year) at the time of such sale or other disposition. The holding period of each new note would include the holding period of the old note exchange for the new note.

   Purchasers of Notes at Other than Original Issuance. The above summary does not discuss special rules that may affect the treatment of purchasers that acquire notes other than at original issuance, including those provisions of the Code relating to the treatment of "market discount" and "acquisition premium." Any such purchaser should consult its tax advisor as to the consequences to the purchase of the acquisition, ownership and disposition of notes.

   Backup Withholding. Unless a holder or other payee provides his correct taxpayer identification number (employer identification number or social security number) to us, as payor, and certifies that such number is correct under the federal income tax backup withholding rules, generally 31% of (1) the interest paid on the notes and (2) the proceeds of sale or other disposition of the notes must be withheld and remitted to the United States Department of Treasury. Therefore, each holder should complete and sign the Substitute Form W-9 so as to provide the information and certification necessary to avoid certain foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt foreign recipient, that exchanging holder must submit a statement, signed under penalty of perjury, attesting to that individual's exempt foreign status.

   Withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

   The foregoing summary is included for general information only. Each holder of old notes should consult its tax advisor as to the specific tax consequences to it of the exchange offer, including the application of and effect of state, local, foreign and other tax laws.

                              PLAN OF DISTRIBUTION

   Based on interpretations by the Securities and Exchange Commission set forth in no-action letters issued to third parties in similar transactions, we believe that the new notes issued in the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that the new notes are acquired in the ordinary course of such holders' business and the holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes. This position does not apply to any holder that is (1) an "affiliate" of ours within the meaning of Rule 405 under the Securities Act of 1933, (2) a broker-dealer who acquired notes directly from us or (3) broker-dealers who acquired notes as a result of market-making or other trading activities. Any broker-dealers ("Participating Broker-Dealers") receiving new notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the new notes. To date, the Securities and Exchange Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the Exchange pursuant to the exchange Offer (other than a resale of any unsold allotment from the sale to the old notes to the initial purchaser) with this prospectus.

   Each broker-dealer receiving new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in any resale of the new notes. Participating Broker-Dealers may use this prospectus in reselling new notes, if the old notes were acquired for their own accounts as a result of market-making activities or other trading activities. We have agreed that a Participating Broker-Dealer may use this prospectus in reselling new notes. A Participating Broker-Dealer intending to use this prospects in the resale of new notes must notify us that it is a Participating Broker-Dealer. This notice may be given in the space provided for in the letter of transmittal or may be delivered to the exchange agent. See "The Exchange Offer-Resales of the New Notes" for more information.

   Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

   We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

                                 LEGAL MATTERS

   Certain legal matters relating to this offering will be passed upon for the Company by Dykema Gossett PLLC, Detroit, Michigan and Barnes & Thornburg, Indianapolis, Indiana.

                            INDEPENDENT ACCOUNTANTS

   The financial statements at December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

   The financial statements of Buffington Harbor Riverboats, L.L.C. as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997, and 1996 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
FINANCIAL STATEMENTS OF THE COMPANY

Balance Sheets as of June 30, 1999 (Unaudited) and December 31, 1998.....   F-2

Statements of Income (Unaudited) for the three and six months ended June
 30, 1999 and 1998.......................................................   F-3

Statements of Cash Flows (Unaudited) for the six months ended June 30,
 1999 and 1998...........................................................   F-4

Notes to Financial Statements............................................   F-5

Report of Independent Accountants........................................   F-7

Balance Sheets as of December 31, 1998 and 1997..........................   F-8

Statements of Income for the years ended December 31, 1998, 1997, and
 1996....................................................................   F-9

Statements of Changes in Members' Equity for the years ended December 31,
 1998, 1997, and 1996....................................................  F-10

Statements of Cash Flows for the years ended December 31, 1998, 1997, and
 1996....................................................................  F-11

Notes to the Financial Statements........................................  F-12

FINANCIAL STATEMENTS OF THE BHR JOINT VENTURE

Report of Independent Public Accountants.................................  F-21

Balance Sheets at December 31, 1998 and 1997.............................  F-22

Statements of Operations for the years ended December 31, 1998, 1997, and
 1996....................................................................  F-23

Statements of Members' Capital for the years ended December 31, 1998,
 1997, and 1996..........................................................  F-24

Statements of Cash Flows for the years ended December 31, 1998, 1997, and
 1996....................................................................  F-25

Notes to the Financial Statements........................................  F-26

                         THE MAJESTIC STAR CASINO, LLC

                                 BALANCE SHEETS

                                                       JUNE 30,    DECEMBER 31,
                                                         1999          1998
                                                     ------------  ------------
                                                     (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents........................  $ 14,301,761  $ 17,295,401
  Accounts receivable, less allowance for doubtful
   accounts of $38,424 and $148,608, respectively..       817,801       850,086
  Inventories......................................        51,149        41,948
  Prepaid expenses.................................       964,082       984,512
  Restricted cash..................................     7,491,175           --
                                                     ------------  ------------
      Total current assets.........................    23,625,968    19,171,947
                                                     ------------  ------------
Property, equipment, and vessel improvements, net..    54,948,784    55,953,220
Other assets:
  Deferred financing costs, less accumulated
   amortization of $23,810 and $1,544,086,
   respectively....................................     4,984,190     2,657,129
  Deferred costs, less accumulated amortization of
   $3,441,662 and $2,899,062, respectively.........     2,210,367     2,762,967
  Investment in Buffington Harbor Riverboats,
   L.L.C...........................................    39,417,907    40,748,887
  Other assets and deposits........................     3,981,712     3,966,710
                                                     ------------  ------------
      Total other assets...........................    50,594,176    50,135,693
                                                     ------------  ------------
      Total assets.................................  $129,168,928  $125,260,860
                                                     ============  ============
          LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.............  $  8,193,113  $  1,945,724
  Accounts payable.................................       810,994       428,070
  Other accrued liabilities:
    Payroll and related............................       855,023     1,073,801
    Interest.......................................       758,504     4,216,422
    Other accrued liabilities......................     4,675,214     3,039,970
    Due to Buffington Harbor Riverboats, L.L.C.....        45,230       405,010
                                                     ------------  ------------
      Total current liabilities....................    15,338,078    11,108,997
Long-term debt, net of current maturities..........   129,852,979   108,390,332
Note to member.....................................           --      8,759,355
Commitments and contingencies......................           --            --
                                                     ------------  ------------
      Total long-term liabilities..................   129,852,979   117,149,687
                                                     ------------  ------------
      Total liabilities............................   145,191,057   128,258,684
                                                     ------------  ------------
Members' equity:
  Members' contributions...........................    24,000,000    24,000,000
  Retained earnings (accumulated deficit)..........   (40,022,129)  (26,997,824)
                                                     ------------  ------------
      Total members' (deficit).....................   (16,022,129)   (2,997,824)
                                                     ------------  ------------
      Total liabilities and members' equity........  $129,168,928  $125,260,860
                                                     ============  ============

   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                              STATEMENTS OF INCOME

                          THREE MONTHS ENDED JUNE     SIX MONTHS ENDED JUNE
                                    30,                        30,
                          -------------------------  -------------------------
                              1999         1998          1999         1998
                          ------------  -----------  ------------  -----------
                                             (UNAUDITED)
REVENUES:
  Casino................. $ 30,527,215  $27,635,544  $ 59,413,287  $55,219,428
  Food and beverage......      500,081      391,625       967,982      858,141
  Other..................      248,596      254,352       467,999      817,892
                          ------------  -----------  ------------  -----------
    Gross revenues.......   31,275,892   28,281,521    60,849,268   56,895,461
     less: promotional
      allowances.........      (76,943)     (78,595)     (139,291)    (210,857)
                          ------------  -----------  ------------  -----------
    Net revenues.........   31,198,949   28,202,926    60,709,977   56,684,604
                          ------------  -----------  ------------  -----------
COSTS AND EXPENSES:
  Casino.................    5,057,329    4,609,372    10,215,549    9,488,392
  Gaming and admission
   taxes.................    8,515,879    8,176,607    16,662,969   16,306,860
  Food and beverage......      615,620      578,445     1,236,089    1,176,364
  Advertising and
   promotion.............    1,810,690    3,216,868     3,318,786    6,128,878
  General and
   administrative........    6,196,377    5,612,006    12,379,477   12,138,343
  Economic incentive--
   City of Gary..........      941,821      854,241     1,835,392    1,706,517
  Depreciation and
   amortization..........    1,971,806    1,901,726     3,914,526    3,832,417
  Loss on disposition of
   assets................          --       168,683           --       903,675
                          ------------  -----------  ------------  -----------
    Total costs and
     expenses............   25,109,522   25,117,948    49,562,788   51,681,446
                          ------------  -----------  ------------  -----------
    Operating income.....    6,089,427    3,084,978    11,147,189    5,003,158
                          ------------  -----------  ------------  -----------
OTHER INCOME (EXPENSE):
  Loss on investment in
   Buffington Harbor
   Riverboats, L.L.C.....     (599,977)    (673,986)   (1,403,991)  (1,600,534)
  Interest income........      201,805      236,683       396,130      459,690
  Interest expense.......   (3,880,151)  (3,810,203)   (7,758,023)  (7,629,663)
  Interest expense to
   affiliate.............      (68,254)    (145,162)     (167,454)    (290,683)
                          ------------  -----------  ------------  -----------
    Total other income
     (expense)...........   (4,346,577)  (4,392,668)   (8,933,338)  (9,061,190)
                          ------------  -----------  ------------  -----------
    Income (loss) before
     extraordinary item..    1,742,850   (1,307,690)    2,213,851   (4,058,032)
EXTRAORDINARY ITEM:
  Loss on bond
   redemption............  (15,238,156)         --    (15,238,156)         --
                          ------------  -----------  ------------  -----------
    Net (loss)........... $(13,495,306) $(1,307,690) $(13,024,305) $ 4,058,032)
                          ============  ===========  ============  ===========


   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                            STATEMENTS OF CASH FLOWS

                                         FOR THE SIX MONTHS  FOR THE SIX MONTHS
                                         ENDED JUNE 30, 1999 ENDED JUNE 30, 1998
                                         ------------------- -------------------
                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss.............................     $(13,024,305)        $(4,058,032)
  Adjustment to reconcile net loss to
   net cash provided by operating
   activities:
    Depreciation.......................        3,071,850           2,956,585
    Amortization.......................          842,676             875,832
    Loss on investment in Buffington
     Harbor Riverboats, L.L.C..........        1,403,991           1,600,534
    Loss on disposal of assets.........              --              903,675
    Loss on bond redemption............       15,238,156                 --
    Decrease in accounts receivable,
     net...............................           32,285             109,466
    (Increase) decrease in
     inventories.......................           (9,201)              2,835
    (Increase) decrease in prepaid
     expenses..........................           20,430            (383,953)
    Increase in other assets...........       (2,597,702)             (1,429)
    Increase (decrease) in accounts
     payable...........................          382,924            (774,742)
    Decrease in accrued payroll and
     other expenses....................         (218,778)           (834,038)
    Increase (decrease) in accrued
     interest..........................       (3,457,918)            529,758
    Increase in other accrued
     liabilities.......................        1,278,209             763,142
                                            ------------         -----------
      Net cash provided by operating
       activities......................        2,962,617           1,689,633
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property, equipment
   and vessel improvements.............       (2,067,414)         (1,516,194)
  Proceeds from sale of slot
   equipment...........................              --              481,800
  (Increase) decrease in deposits......          (15,000)            609,274
  Increase in Letter of Credit
   deposit.............................              --           (3,624,708)
  Investment in Buffington Harbor
   Riverboats, L.L.C...................          (73,011)           (260,369)
  Decrease in restricted cash..........              --           11,904,716
                                            ------------         -----------
      Net cash provided (used) by
       investment activities...........       (2,155,425)          7,594,519
CASH FLOWS FROM FINANCING ACTIVITIES
  Redemption of 12 3/4% of Senior
   Secured Notes.......................     (116,005,298)                --
  Proceeds from issuance of 10 7/8%
   Senior Secured Notes................      127,738,000                 --
  Increase in restricted cash..........       (7,491,175)                --
  Payment of Senior Secured Notes
   issuance costs......................       (4,241,526)                --
  Increase in short-term debt..........        6,000,000                 --
  Cash paid to reduce short-term debt..              --             (100,694)
  Cash paid to reduce long-term debt...       (9,800,833)         (1,008,164)
  Reduction of notes payable...........              --             (481,800)
                                            ------------         -----------
      Net cash (used) by financing
       activities......................       (3,800,832)         (1,590,658)
Net increase (decrease) in cash and
 cash equivalents......................       (2,993,640)          7,693,494
Cash and cash equivalents, beginning of
 period................................       17,295,401           8,083,594
                                            ------------         -----------
Cash and cash equivalents, end of
 period................................     $ 14,301,761         $15,777,088
                                            ============         ===========
INTEREST PAID:
  Principal member.....................     $    167,455         $   145,162
  Equipment debt.......................     $    254,360         $   193,725
  Senior Secured Notes--fixed
   interest............................     $  7,844,438         $ 6,693,750
  Senior Secured Notes--contingent
   interest............................     $  3,018,090         $       --

   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

   The Majestic Star Casino, LLC (the "Company"), was formed on December 8, 1993, as an Indiana limited liability company, to provide gaming and related entertainment to the public. The Company commenced gaming operations in the City of Gary (the "City") at Buffington Harbor, located in Lake County, in the State of Indiana on June 7, 1996. During the second quarter a wholly-owned subsidiary, The Majestic Star Capital Corp., was formed to facilitate the offering of new debt. The Majestic Star Casino Corp. has no assets, liabilities or operations.

   The accompanying unaudited financial statements represent the operations of The Majestic Star Casino, LLC, as well as its investment in Buffington Harbor Riverboats, L.L.C., and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods have been made. The results for the three and six months ended June 30, 1999, are not necessarily indicative of results to be expected for the full fiscal year. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

NOTE 2. INVESTMENT IN BUFFINGTON HARBOR RIVERBOATS, L.L.C. ("BHR")

   On October 31, 1995, the Company and Trump Indiana, Inc. (the "Joint Venture Partner") entered into the First Amended and Restated Operating Agreement of BHR for the purpose of acquiring and developing certain facilities for the gaming operations in the City ("BHR Property"). BHR is responsible for the management, development and operation of the BHR Property. The Company and the Joint Venture Partner have each entered into an agreement with BHR (the "Berthing Agreement") to use BHR Property for their respective gaming operations and have committed to pay cash operating losses of BHR as additional berthing fees. The Company and the Joint Venture Partner share equally in the operating expenses relating to the BHR Property, except for costs associated with food and beverage and gift shop, which are allocated on a percentage of use by the casino customers of the Company and the Joint Venture Partner.

   The following represents selected financial information of BHR:

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.
                              STATEMENTS OF INCOME
                                  (UNAUDITED)

                               THREE MONTHS ENDED JUNE    SIX MONTHS ENDED JUNE
                                         30,                       30,
                               ------------------------  ------------------------
                                  1999         1998         1999         1998
                               -----------  -----------  -----------  -----------
      Gross revenue........... $ 4,930,317  $ 5,085,419  $ 9,529,650  $ 9,900,523
      Operating income
       (loss)................. $   294,811  $  (131,557) $   180,101  $  (243,231)
      Net (loss).............. $(1,199,952) $(1,347,933) $(2,807,982) $(3,201,069)

NOTE 3. DEBT REFINANCING

   During the quarter ended June 30, 1999, the Company refinanced a substantial portion of its long-term debt. $99 million of the 12 3/4% Senior Secured Notes were redeemed and $130 million of 10 7/8% Senior Secured Notes were issued. $7,491,000 of cash has been restricted for the payment of principal, premium and interest related to the $6 million principal amount of unredeemed 12 3/4% Senior Secured Notes.

                         THE MAJESTIC STAR CASINO, LLC

NOTE 4. EXTRAORDINARY ITEM -- LOSS ON BOND REDEMPTION

   In connection with the Company's refinancing of its long-term debt, the Company charged $15,238,000 to results of operations, representing premium paid and unamortized deferred financing expenses. The charge was recorded as an extraordinary item.

NOTE 5. COMMITMENTS AND CONTINGENCIES

 Legal Proceedings

   On March 27, 1998, a complaint was filed in the Lake County Superior Court in East Chicago, Indiana, against BHR, the Joint Venture Partner and the Company. The plaintiff, a former employee of the Company, claims to have been assaulted in the BHR parking lot on June 25, 1997, and is requesting compensatory and punitive damages totaling approximately $11.0 million. The suit alleges that the Joint Venture Partner and the Company failed to provide adequate security to prevent assaults. The Company intends to vigorously defend against such suit. However, the case is in the discovery phase and it is too early to predict the outcome of such suit and the effect, if any on the Company's financial position and results of operations.

 Harbor Lease

   Under a lease agreement with Lehigh Portland Cement Company ("Lehigh Cement"), BHR has leased certain property which is integral to the gaming operations of the Joint Venture Partner and the Company. The lease places certain restrictions on the use of the harbor by the Joint Venture Partners, requires the reimbursement of certain costs which may be incurred by Lehigh Cement and requires BHR to pursue permitting of and building of a new harbor. The lease was rent free through December 29, 1997, and subject to certain conditions, primarily continuing progress toward permitting of and then building of a new harbor, the lease has been extended until the earlier of December 31, 2005, or the completion of a new harbor. Starting in January 1998, under the lease, the BHR Joint Venture pays rent of $125,000 per month. A new harbor may require new guest facilities. The level of expenditures required for such new facilities cannot be accurately estimated at this time.

 Indiana Gaming Regulations

   The ownership and operation of riverboat gaming operations in Indiana are subject to strict state regulation under the Riverboat Gambling Act ("Act") and the administrative rules promulgated thereunder. The Indiana Gaming Commission ("IGC") is empowered to administer, regulate and enforce the system of riverboat gaming established under the Act and has jurisdiction and supervision over all riverboat gaming operations in Indiana, as well as all persons on riverboats where gaming operations are conducted. The IGC is empowered to regulate a wide variety of gaming and nongaming related activities, including the licensing of supplies to, and employees at, riverboat gaming operations and to approve the form of entity qualifiers and intermediary and holding companies. Indiana is a new jurisdiction and the emerging regulatory framework is not yet complete. The IGC has adopted certain final rules and has published others in proposed or draft form which are proceeding through the review and final adoption process. The IGC has broad rulemaking power, and it is impossible to predict what effect, if any, the amendment of existing rules or the finalization of currently new rules might have on the Company's operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
The Majestic Star Casino, LLC:

   In our opinion, the accompanying balance sheets and the related statements of income, changes in members' equity, and cash flows present fairly, in all material respects, the financial position of The Majestic Star Casino, LLC (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PricewaterhouseCoopers LLP
                                          -------------------------------------
                                               PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
February 22, 1999

                         THE MAJESTIC STAR CASINO, LLC

                                 BALANCE SHEETS

                                                           AS OF DECEMBER 31,
                                                      -------------------------------
                                                          1998          1997
                                                      ------------  ------------
                       ASSETS
Current Assets:
Cash and cash equivalents............................ $ 17,295,401  $  8,083,594
  Accounts receivable, less allowance for doubtful
   accounts of $148,608 and $370,000, respectively...      850,086       879,887
  Inventories........................................       41,948        33,717
  Prepaid expenses...................................      984,512       995,887
                                                      ------------  ------------
      Total current assets...........................   19,171,947     9,993,085
                                                      ------------  ------------
Property, equipment, and vessel improvements, net....   55,953,220    61,206,890
Other Assets:
  Deferred financing costs, less accumulated
   amortization of $1,544,086 and $947,941,
   respectively......................................    2,657,129     3,150,149
  Deferred costs, less accumulated amortization of
   $2,889,062 and $1,802,683, respectively...........    2,762,967     3,990,587
  Investment in Buffington Harbor Riverboats,
   L.L.C.............................................   40,748,887    43,541,985
  Other assets and deposits..........................    3,966,710       974,551
  Restricted cash....................................          --     11,904,716
                                                      ------------  ------------
      Total other assets.............................   50,135,693    63,561,988
                                                      ------------  ------------
      Total Assets................................... $125,260,860  $134,761,963
                                                      ============  ============
   LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt............... $  1,945,724  $  1,889,427
  Short-term debt....................................          --        100,696
  Accounts payable...................................      428,070     1,519,235
    Other accrued liabilities:
    Payroll and related..............................    1,073,801     1,453,789
    Interest.........................................    4,216,422     3,076,512
    Other accrued liabilities........................    3,039,970     2,939,877
    Due to Buffington Harbor Riverboats, L.L.C.......      405,010       719,058
                                                      ------------  ------------
      Total current liabilities......................   11,108,997    11,698,594
Long-term debt, net of current maturities............  108,390,332   110,828,515
Note to member.......................................    8,759,355    10,759,355
Commitments and contingencies........................          --            --
                                                      ------------  ------------
      Total long-term liabilities....................  117,149,687   121,587,870
                                                      ------------  ------------
      Total Liabilities..............................  128,258,684   133,286,464
                                                      ------------  ------------
Members' Equity:
  Members' contributions.............................   24,000,000    24,000,000
  Retained earnings (Accumulated deficit)............  (26,997,824)  (22,524,501)
                                                      ------------  ------------
      Total members' equity..........................   (2,997,824)    1,475,499
                                                      ------------  ------------
      Total Liabilities and Members' Equity.......... $125,260,860  $134,761,963
                                                      ============  ============

   The accompanying notes are an integral part of these financial statements

                         THE MAJESTIC STAR CASINO, LLC

                              STATEMENTS OF INCOME

                                         FOR THE YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1998          1997          1996
                                      ------------  ------------  ------------
Revenues:
 Casino.............................. $111,480,624  $ 92,304,580  $ 52,788,009
  Food and beverage..................    1,643,470     1,559,071       808,567
  Other..............................    1,476,549       848,604       636,071
                                      ------------  ------------  ------------
   Gross Revenues....................  114,600,643    94,712,255    54,232,647
                                      ------------  ------------  ------------
   less promotional allowances.......     (337,410)     (169,306)      (12,088)
                                      ------------  ------------  ------------
    Net Revenues.....................  114,263,233    94,542,949    54,220,559
Costs and Expenses:
 Casino..............................   18,853,387    16,758,049     9,256,597
 Gaming and admission taxes..........   32,722,100    26,956,027    15,537,905
 Food and beverage...................    2,390,282     1,937,290     1,128,868
 Advertising and promotion...........   10,155,661    12,708,722     4,563,096
 General and administrative..........   24,222,202    22,229,511    12,289,291
 Economic incentive-City of Gary.....    3,455,705     2,789,461     1,586,351
 Depreciation and amortization.......    7,820,276     7,700,345     5,319,682
 Loss on disposition of assets.......      958,425     1,602,815           --
 Pre-opening costs...................          --      1,253,758     4,586,879
                                      ------------  ------------  ------------
    Total costs and expenses.........  100,578,038    93,935,978    54,268,669
                                      ------------  ------------  ------------
 Operating income (loss).............   13,685,195       606,971       (48,110)
Other Income (Expense):
 Loss on investment in Buffington
  Harbor
 Riverboats, L.L.C...................   (3,167,459)   (3,447,944)   (2,439,581)
 Interest income.....................      860,240     1,831,187     2,198,929
 Interest expense....................  (15,325,869)  (12,260,715)   (8,246,565)
Interest expense to affiliate........     (525,430)     (616,691)     (351,277)
    Total other income (expense).....  (18,158,518)  (14,494,163)   (8,838,494)
                                      ------------  ------------  ------------
    Net Income (Loss)................ $ (4,473,323) $(13,887,192) $ (8,886,604)
                                      ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY

                                                FOR THE YEARS ENDED
                                         DECEMBER 31, 1998, 1997, AND 1996
                                                 RETAINED EARNINGS
                                      -----------------------------------------
                                                                      TOTAL
                                         CAPITAL     (ACCUMULATED    MEMBERS'
                                      CONTRIBUTIONS    DEFICIT)       EQUITY
                                      -------------  ------------  ------------
Balance, December 31, 1995........... $ 34,759,355   $    249,295  $ 35,008,650
  Conversion of capital contribution
   to debt...........................  (10,759,355)           --    (10,759,355)
  Net loss...........................          --      (8,886,604)   (8,886,604)
                                      ------------   ------------  ------------
Balance, December 31, 1996...........   24,000,000     (8,637,309)   15,362,691
  Net loss...........................          --     (13,887,192)  (13,887,192)
                                      ------------   ------------  ------------
Balance, December 31, 1997...........   24,000,000    (22,524,501)    1,475,499
  Net loss...........................          --      (4,473,323)   (4,473,323)
                                      ------------   ------------  ------------
Balance, December 31, 1998........... $ 24,000,000   $(26,997,824) $ (2,997,824)
                                      ============   ============  ============


   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                            STATEMENTS OF CASH FLOWS

                                          FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------
                                          1998          1997          1996
                                       -----------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.............................  $(4,473,323) $(13,887,192) $ (8,886,604)
Adjustment to reconcile net loss to
 net cash provided by operating
 activities:
  Depreciation.......................    5,949,639     5,764,612     2,815,104
  Amortization.......................    1,870,637     1,935,733     2,504,578
  Deferred expenses..................          --            --        234,796
  Loss on investment in Buffington
   Harbor Riverboats, LLC............    3,167,459     3,447,944     2,439,581
  Loss on disposal of chartered
   vessel improvements...............      958,425     1,602,815           --
  (Increase) decrease in accounts
   receivable, net...................       29,801      (322,071)     (557,816)
  Increase in inventories............       (8,231)       (9,066)      (24,651)
  (Increase) decrease in prepaid
   expenses..........................       11,375       173,981    (1,169,868)
  (Increase) decrease in other
   assets............................       36,683      (224,128)     (310,722)
  Increase (decrease) in accounts
   payable...........................   (1,091,165)      975,081       424,581
  Increase (decrease) in accrued
   payroll and other expenses........     (379,988)      860,297       593,492
  Increase in accrued interest.......    1,139,910       607,814     2,468,698
  Increase (decrease) in other
   accrued liabilities...............     (249,589)    1,270,264     2,323,270
                                       -----------  ------------  ------------
    Net cash provided by operating
     activities......................    6,961,633     2,196,084     2,854,439
                                       -----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, equipment
 and vessel improvements.............   (2,099,921)  (39,641,158)  (20,241,855)
Sale of slot equipment...............      427,050           --            --
Sale of telephone equipment..........       16,000           --            --
Licensing and local initiative
 expenditures........................          --            --     (2,747,000)
(Increase) decrease in Chartered
 Vessel deposit......................      609,274     1,108,264    (1,717,538)
Decrease in letter of credit
 deposit.............................   (3,600,000)          --            --
Investment in Buffington Harbor
 Riverboats, LLC.....................     (374,363)   (2,043,076)  (25,563,415)
(Increase) decrease in restricted
 cash................................   11,904,716    39,784,138   (51,688,854)
                                       -----------  ------------  ------------
    Net cash (used) provided by
     investment activities...........    6,882,756      (791,832) (101,958,662)
                                       -----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of loan from Member.........          --            --     18,097,299
Proceeds from issuance of 12.75%
 Senior Secured Notes................          --            --    105,000,000
Cash paid to reduce short-term debt..     (100,696)     (108,336)  (18,097,299)
Cash paid to reduce long-term debt...   (1,954,836)   (2,148,321)   (1,290,860)
Reduction of notes payable...........     (427,050)          --            --
Payment of loan to member............   (2,000,000)          --            --
Cash paid for financing charges......     (150,000)          --            --
Payment of Senior Secured Notes
 issuance costs......................          --            --     (4,115,307)
                                       -----------  ------------  ------------
    Net cash (used) provided by
     financing activities............   (4,632,582)   (2,256,657)   99,593,833
                                       -----------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents....................    9,211,807      (852,405)      489,610
Cash and cash equivalents, beginning
 of period...........................    8,083,594     8,935,999     8,446,389
                                       -----------  ------------  ------------
Cash and cash equivalents, end of
 period..............................  $17,295,401  $  8,083,594  $  8,935,999
                                       ===========  ============  ============
Interest paid:
  Principal Member...................  $   525,429  $    616,691  $    351,277
  Equipment Debt.....................  $   747,060  $    577,386  $    382,231
  Senior Secured Notes...............  $13,387,500  $ 13,387,500  $  6,433,438

   Supplemental noncash operating and financing activities of the Company include the following: During 1997, the Company refinanced existing equipment debt of $3,805,070, and obtained additional financing of $4,275,750 for additional equipment. On March 31, 1996, contributions totaling $10,759,355 were converted from Members' Equity to long-term debt. During 1996 the Company obtained financing of $6,623,205.

   The accompanying notes are an integral part of these financial statements.

                         THE MAJESTIC STAR CASINO, LLC

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1. BASIS OF PRESENTATION:

   The Majestic Star Casino, LLC (the "Company") was formed on December 8, 1993, as an Indiana limited liability company ("LLC"), to provide gaming and related entertainment to the public. The Company commenced gaming operations in the City of Gary (the "City") at Buffington Harbor, located in Lake County, in the State of Indiana on June 7, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Cash and Cash Equivalents

   The Company considers cash equivalents to include short-term investments with original maturities of ninety days or less. At December 31, 1998 and 1997, the Company had bank deposits in excess of federally insured limits by approximately $11,683,000 and $3,076,000, respectively.

 Inventories

   Inventories, which consist of food, beverage, and promotional items are recorded at the lower of cost or market, cost being determined principally on a first in, first out basis. The estimated cost of normal operating quantities (base stock) of uniforms has been recorded as an asset and is not being depreciated. Costs of base stock replacements are expensed as incurred. Other assets in the accompanying balance sheets include $366,710 and $365,281 of base stock inventories at December 31, 1998 and 1997, respectively.

 Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are computed utilizing the straight line method over the estimated useful lives of the assets. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposal are recognized when incurred.

   On October 27, 1997 the Chartered Vessel was replaced with the Permanent Vessel. The Company wrote-off approximately $755,000 and $1,600,000 of assets previously utilized on the Chartered Vessel, in 1998 and 1997, respectively. The Company also wrote off approximately $204,000 of slot machines disposed of in 1998.

 Capitalized Interest

   The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money.

   Interest expense capitalized for the construction of the new riverboat casino (the "Permanent Vessel") was $2,530,000, of this amount, $2,317,000 and $213,000 was capitalized during 1997 and 1996, respectively.

 Organizational Costs

   Costs incurred in connection with the formation of the limited liability company have been capitalized and were initially being amortized over a period of five years. The Company, in accordance with the Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, wrote off the remaining balance of organization costs during the fourth quarter of 1998.

                         THE MAJESTIC STAR CASINO, LLC

 Deferred Financing Costs

   Deferred financing costs represent agent's commission, closing costs and professional fees incurred in connection with the Senior Secured Notes. Such costs are being amortized over the seven year term of the notes.

 Deferred Costs and Preopening Costs

   Development obligation payments to the City and licensing costs represent direct costs associated with the development of the riverboat casino, and were deferred until operations commenced on June 7, 1996. These costs are currently being amortized over five years, the life of the gaming license. Costs of approximately $1,254,000 associated with the transition from the Chartered Vessel to the Permanent Vessel in October 1997 and pre-opening costs of approximately $4,587,000 in 1996 were charged to operations in the years ended 1997 and 1996, respectively.

 Investment in Buffington Harbor Riverboats, L.L.C.

   The Company accounts for its 50 percent interest in Buffington Harbor Riverboats, L.L.C. ("BHR") under the equity method, whereby the initial investments are recorded at cost and then adjusted for the Company's share of BHR's net income or loss on distributions.

 Restricted Cash

   Cash and investments of approximately $11,905,000 at December 31, 1997 represent amounts designated as a completion reserve in 1997 for the construction of the Permanent Vessel. The funds were invested primarily in securities of the U. S. Government and its agencies, with original maturities less than 180 days and were held in collateral accounts pursuant to disbursement agreements of the Senior Secured Notes.

   At December 31, 1998 no cash and investments were designated for future cash requirements.

 Casino Revenue

   Casino revenue is the net win from gaming activities, which is the difference between gaming wins and losses.

 Promotional Allowances

   Operating revenues include the retail value of food and other services, which were provided to customers without charge. The corresponding charges have been deducted from revenue in the accompanying statements of income as promotional allowances in the determination of net operating revenues. The estimated costs of providing the complimentary services are charged to the casino department and are as follows:

                                                         1998     1997    1996
                                                       -------- -------- -------
      Food............................................ $292,904 $160,293 $12,088
      Retail.......................................... $ 44,506 $  9,013 $     0

 Federal Income Taxes

   The Company has elected status as a partnership under the Internal Revenue Code. Under this election, income of the Company is taxed directly to the members and, accordingly, there is no provision for federal income taxes.

                         THE MAJESTIC STAR CASINO, LLC

 Long-Lived Assets

   The Company, in 1995, adopted the provisions of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 121"). SFAS No. 121 requires, among other things, that an entity review its long-lived and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment of long-lived assets exists, if, at a minimum the future expected cash flows (undiscounted and without interest charges) from an entity's operation are less than the carrying value of these assets. As a result of its review, the Company does not believe that any impairment exists in the recoverability of its long-lived assets.

 Fair Value of Financial Instruments

   The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximates fair value because of the short term maturity of those instruments. The Company estimates the fair value of its long-term debt and notes payable approximates their carrying value based on quotations received from investment bankers or because interest rates on the debt approximate market rates.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

 Reclassifications

   Certain reclassifications have been made to the prior year balance sheet to conform with the current year presentation.

3. CERTIFICATE OF SUITABILITY

   On December 9, 1994, the Indiana Gaming Commission (the "Commission") awarded the Company one of two certificates (the "Certificate") for a riverboat owner's license for a riverboat casino to be docked in the City. Having complied with certain statutory and regulatory requirements and other conditions of the Commission, the Company received a five year riverboat owner's license on June 3, 1996.

   The second certificate was issued to Trump Indiana, Inc. ("Trump"). The Company and Trump jointly developed and operate a docking location from which the entities are conducting their respective riverboat gaming operations in the City.

4. CITY OF GARY, INDIANA DEVELOPMENT OBLIGATION

   On September 7, 1995, the Company and the City entered into an agreement for the purpose of summarizing procedures regarding the acquisition of a certain parcel of land in accordance with the Certificate. The Company paid the city $250,000 under the terms of this agreement.

   On September 29, 1995, the Company, Trump and the City entered into an agreement. In accordance with this agreement, the Company paid the City $5,000,000. As of December 31, 1996, $5,250,000 of deferred costs

                         THE MAJESTIC STAR CASINO, LLC
represents the Company's development obligation to the City, which is being amortized over 5 years, the life of the gaming license.

   As of March 26, 1996, the City and the Company entered into a development agreement which supersedes the September 7, 1995 agreement between the City and the Company. The development agreement ("Development Agreement") requires the Company, among other things, (1) to invest $116 million in various on-site improvements over the next five years, (2) pay the City an economic incentive equal to 3% of the Company's adjusted gross receipts, as defined by the Riverboat Gambling Act and (3) pay a default payment in the amount of damages for failure to complete certain on-site developments, which amount is capped at $12 million.

   The Company has met or accrued a significant portion of these commitments. The two principal components of the remaining portion of the Company's commitment are as follows: (1) $10 million for off-site development in the City by 1998/1999 with the particular project(s) to be agreed to by the City; and
(2) $12 million (all of which has been expended through December 31, 1998, with the exact amount to be agreed upon by the City and the Company) to be expended over the five years following the June 1996 opening of the casino for enhancements to the Company's operations at Buffington Harbor and/or BHR's facilities.

5. PROPERTY AND EQUIPMENT

   Property and equipment at December 31, 1998 and 1997 consist of the following:

                                                                      ESTIMATED
                                                                       SERVICE
                                                                        LIFE
                                               1998         1997       (YEARS)
                                           ------------  -----------  ---------
      Vessel.............................  $ 43,312,617  $43,409,051      30
      Buildings and improvements.........        63,407       49,507       5
      Furniture, fixtures and equipment..    22,683,450   22,691,072       5
                                           ------------  -----------
          Total Property and equipment...    66,059,474   66,149,630
      Less accumulated depreciation and
       amortization......................   (10,106,254)  (4,942,740)
                                           ------------  -----------
          Total Property and equipment,
           net...........................  $ 55,953,220  $61,206,890
                                           ============  ===========

   Substantially all property and equipment are pledged as collateral on long-term debt. See Note 8.

6. INVESTMENT IN BUFFINGTON HARBOR RIVERBOATS, L.L.C.

   On October 31, 1995, the Company and Trump entered into the First Amended and Restated Operating Agreement of BHR for the purpose of acquiring and developing certain facilities for the gaming operations in the City ("BHR Property"). BHR is responsible for the management, development and operation of the BHR Property. The Company and Trump have each entered into an agreement with BHR (the "Berthing Agreement") to use BHR Property for their respective gaming operations and have committed to pay cash operating losses of BHR as additional berthing fees. The Company and BHR share equally in the operating expenses relating to the BHR Property, except for costs associated with food and beverage, and valet operations, which are allocated on a percentage of use by the casino customers of the Company and the joint venture partner.

                         THE MAJESTIC STAR CASINO, LLC

   The following represents selected financial information of BHR:

   BALANCE SHEET

                                           DECEMBER 31, 1998 DECEMBER 31, 1997
                                           ----------------- -----------------
      Cash and cash equivalents...........    $   177,685       $   129,509
      Current assets......................      1,947,456         2,246,364
      Property, equipment, and
       construction in progress, net......     84,507,760        89,946,185
      Other assets........................        267,717           509,279
                                              -----------       -----------
      Total assets........................    $86,722,933       $92,701,828
                                              ===========       ===========
      Current liabilities.................      2,725,170         2,760,693
      Total liabilities...................      5,225,159         5,617,858
      Member's equity--The Majestic Star
       Casino, LLC........................     40,748,887        43,541,985
      Total members' equity-- ............     81,497,774        87,083,970

   STATEMENTS OF INCOME

                                             FOR THE YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                                 1998              1999
                                           ----------------- -----------------
      Gross revenue.......................    $18,647,686       $19,685,841
      Operating income (loss).............     (6,352,146)       (6,931,944)
      Net income (loss)...................     (6,334,926)       (6,913,682)

   Promotional allowances provided to the Company's gaming patrons at BHR facilities totaled approximately $567,000 in 1998 and $646,000 in 1997, and are characterized in the Company's financial statements as an expense of the casino. BHR invoices the Company monthly for these promotional allowances at cost which approximates the retail value of the promotional allowances.

   At December 31, 1998, 1997, and 1996, the Company's income statements reflect approximately $7,668,000, $8,753,000, and $4,314,000 in vessel berthing fee's and promotional allowances payable to BHR of which $7,982,000, $8,860,000, and $3,487,000 was paid in 1998, 1997, and 1996, respectively.

7. CHARTER AGREEMENT

   On August 17, 1995, the Company entered into a Charter Agreement ("Agreement") with New Yorker Acquisition Corporation ("Owner") and President Casino, Inc. for the purpose of leasing the Owner's casino gaming vessel together, with all improvements, furniture, fixtures and equipment.

   The Agreement became effective on May 3, 1996 and expired on May 10, 1998. The terms of the Agreement, required the Company to pay the Owner $125,000 plus 5% use tax monthly for the first 24 months. The Company was also required to pay the cost of any repairs which are necessary to bring the Chartered Vessel into the condition required on redelivery under the lease agreement. As required by the Agreement, the Company in 1995 placed a security deposit in escrow with a financial institution. The amount in escrow including accrued interest was approximately $609,000 and $1,700,000 as of December 31, 1997 and 1996, respectively. The security deposit was refundable pursuant to the terms of the escrow agreement.

   On March 30, 1998, the Company executed an amendment to the August 17, 1995 Charter Agreement whereby New Yorker Acquisition Corporation, the lessor, accepted re-delivery of the Chartered Vessel

                         THE MAJESTIC STAR CASINO, LLC
effective March 1, 1998, "as-is, where-is" at Erie, Pennsylvania from the Company. The Company agreed to release to New Yorker Acquisition Corporation a $500,000 escrow account with accrued interest thereon, free and clear of any claims in lieu of restoring the Chartered Vessel back to its original condition. The Company during the year ended December 31, 1998 wrote-off assets previously utilized on the Chartered Vessel that had a net book value of approximately $755,000. As of March 1, 1998, all obligations of the Company and New Yorker Acquisition Corporation have been fully satisfied and the parties have no further obligations under the original charter agreement. The total amount of expenses associated with the lease and subsequent termination of the charter vessel lease agreement included in the Company's Statements of Income was approximately $755,000, $1,537,000 and $879,000 for 1998, 1997 and 1996,
respectively.

8. LONG-TERM DEBT

   Long-term debt at December 31, 1998 and 1997 is as follows:

                                                        1998          1997
                                                    ------------  ------------
      Senior secured notes payable; collateralized
       by a first priority lien on substantially
       all of the assets of the Company, due in
       semi-annual installments of interest at
       12.75% together with contingent interest
       payable on May 15 and November 15; with a
       final payment of principal and interest due
       on May 15, 2003. (See Note 10).............. $105,000,000  $105,000,000
      Contracts payable including related use
       taxes; collateralized by gaming equipment;
       due in aggregate monthly installments
       (principal and interest) of approximately
       $220,000, with varying maturity dates
       through September 2001.(1)..................    5,336,056     7,717,942
                                                    ------------  ------------
      Total long-term debt.........................  110,336,056   112,717,942
      Less current portion(1)......................   (1,945,724)   (1,889,427)
                                                    ------------  ------------
      Long-term portion............................ $108,390,332  $110,828,515
                                                    ============  ============

   The scheduled maturities of long-term debt are as follows:

      YEAR ENDING DECEMBER 31,                                       MATURITIES
      ------------------------                                      ------------
      1999......................................................... $  1,945,724
      2000.........................................................    2,412,618
      2001.........................................................      977,714
      2002.........................................................          --
      Thereafter...................................................  105,000,000
                                                                    ------------
        Total...................................................... $110,336,056
                                                                    ============

--------
(1) At December 31, 1998 deferred long term and current portion of equipment debt includes accrued use taxes payable of approximately $110,083 and approximately $65,408, respectively. At December 31, 1997 deferred long term and current portion of equipment debt includes accrued use taxes payable of approximately $175,492 and approximately $65,408, respectively.

                         THE MAJESTIC STAR CASINO, LLC

 Senior Secured Notes

   On May 22, 1996, the Company completed a private offering of $105,000,000 of Senior Secured Notes due May 15, 2003. These notes were exchanged in November, 1996 by the Senior Exchange Secured Notes, which are registered under the Securities Exchange Act of 1933, but which notes are otherwise substantially identical in all material respects to the privately placed notes.

   The Senior Secured Notes bear interest at a fixed rate of 12.75% per annum payable May 15 and November 15 each year, commencing November 15, 1996. Contingent interest is payable on the Senior Secured Notes, on each such interest payment date, in an aggregate amount equal to 5.0% of the Company's Consolidated Cash Flow, as defined in the Indenture between the Company and IBJ Schroder Bank & Trust Company, as Trustee, dated May 22, 1996 (the "Indenture"), for the six month period ending on March 31 or September 30 (each, a "Semiannual Period") most recently completed prior to such interest payment date, based on maximum of $60.0 million of the Company's Consolidated Cash Flow during any two consecutive Semiannual Periods; provided that no contingent interest shall be payable with respect to any period prior to the first day of the operation of the Majestic Star Casino, as defined in the Indenture. Under certain circumstances, the Company, at its option, may defer payment of all or any installment of contingent interest. At December 31, 1998 and 1997, accrued contingent interest payable was approximately $2,444,000 and $1,253,000, respectively.

   The Senior Secured Notes are collateralized by, among other things (i) a pledge of the Company's 50% membership interest in BHR, (ii) a collateral assignment of the Company's interest in the Berthing Agreement, (iii) a pledge of all funds in the collateral accounts into which the proceeds from the Senior Secured Notes were deposited pending their use and (iv) upon delivery of the Permanent Vessel to the Company, a duly perfected first preferred ship mortgage on such Permanent Vessel.

   The Indenture contains covenants, which among other things, restrict the Company's ability to (i) make certain distributions and payments, (ii) incur additional indebtedness, (iii) enter into transactions with affiliates, (iv) sell assets or stock, and (v) merge, consolidate or transfer substantially all of its assets.

 Equipment Financing

   At December 31, 1998 and 1997, approximately $5.2 million and $7.5 million, respectively, of equipment financing, excluding accrued use taxes of approximately $175,000 and $241,000, was outstanding of which $1.9 million represents current maturities of long-term debt. At December 31, 1998, $2.6 million of this debt carries an interest rate of 11.5%, $2.0 million carries an interest rate of 10.75%, and $607,000 carries an interest rate of 10.93%. The debt is collateralized by certain gaming equipment and the remaining balance will be repaid in varying monthly principal and interest payments of approximately $220,000.

9. NOTE TO MEMBER

   At December 31, 1998 and 1997, approximately $8.8 million and $10.8 million was owed to a member of the Company. This note carries a floating interest rate equal to the applicable federal short term note, as set forth in Section 1274(d) of the Internal Revenue Code of 1986 (4.2%, 5.5% and 5.6%, at December 31, 1998, 1997 and 1996, respectively) and could not be repaid, under the Indenture, until the completion of the Permanent Vessel, which is complete. This note resulted from the conversion of members' contributions into debt on March 31, 1996. During January 1998, the proceeds from the Senior Secured Notes reserved to repay the note were reclassified from restricted cash to operating cash as the funds held in escrow were not required to complete the Permanent Vessel.

                         THE MAJESTIC STAR CASINO, LLC

   During September 1998, $2.0 million was repaid to a member of the Company, BDI. The note is a demand note and there is no guaranty that the note due to BDI will be repaid in 1999.

10. PROFIT SHARING PLAN

   The Company contributes to a defined contribution plan which provides for contributions in accordance with the plan document. The plan is available to all employees with at least one year of service. The Company contributes a matching contribution up to a maximum of 3% of an employee's salary limited to a specified dollar amount as stated in the plan document. The Company's contributions to the plan amounted to $272,000 and $288,000 during 1998 and 1997, respectively.

11. COMMITMENTS AND CONTINGENCIES

 Letter of Credit/Surety Bond

   In May 1996, the Company arranged for a $12.5 million five year surety bond (the "Bond") to be issued to the Commission. The Bond's primary purpose is to provide collateral for completion of the Company's off-site development obligations under the Development Agreement. In 1996 to support the Company's obligations to the bonding company, the Company obtained a $3.5 million letter of credit from a bank to benefit the bonding company. The letter of credit was renewed in both 1997 and 1998. The beneficial owner of the Company (the "Owner") guaranteed the Company's obligations to the bonding company under the Bond and to the bank under the $3.5 million letter of credit. During May 1998, the Company replaced the Owner's financial guarantee by depositing $3.6 million with the bank to guarantee the letter of credit to benefit the bonding company. If the Owner is required to make payments to the bonding company as a result of the guaranty, the Company will be obligated to reimburse the Owner for any such payments.

 Legal Proceedings

   On January 15, 1998, the Company filed a petition for "Correction of an Error" and on January 20, 1998, filed an appeal to the March 1, 1997, property tax assessment of the Chartered Vessel. The Company believes it was not given proper notice of the 1997 property tax assessment in accordance with the general assessment provisions of the property tax law and the Company further believes the assessment of approximately $1.2 million was incorrectly calculated. The tax is payable in semiannual installments due in May and November 1998. Both semiannual installments totaling approximately $560,000 in the aggregate have been paid. The amount paid was based upon an estimate provided to the Company by legal counsel.

   On March 27, 1998, a complaint was filed in the Lake County Superior Court in East Chicago, Indiana, against BHR, Trump Indiana, Inc., (the "Joint Venture Partner") and the Company. The plaintiff, a former employee of the Company, claims to have been assaulted in the BHR parking lot on June 25, 1997 and is requesting compensatory and punitive damages totaling approximately $11 million. The suit alleges that the Joint Venture Partner and the Company failed to provide adequate security to prevent assaults. The Company intends to vigorously defend against such suit. However, it is too early to determine the outcome of such suit and the effect, if any on the Company's financial position and results of operations.

   From time to time, the Company may be involved in routine administrative proceedings involving alleged violations of certain provisions of the Riverboat Gambling Act. Management believes that the outcome of any such proceedings will not, either individually or in the aggregate, have a material adverse effect on the Company or its ability to retain and/or renew any license required under the Riverboat Gambling Act for the Company's operations.

                         THE MAJESTIC STAR CASINO, LLC

   In March 1998, the Company agreed to settle two such proceedings with the payment of $120,000 to the IGC. No such proceedings are pending at this time.

 Harbor Lease

   Under a lease agreement assumed by BHR, from the Joint Venture Partner with Lehigh Portland Cement Company ("Lehigh Cement"), BHR has leased certain property which is integral to the gaming operations of the Joint Venture Partner and the Company. The lease places certain restrictions on the use of the harbor by the joint venture partners, requires the reimbursement of certain costs which may be incurred by Lehigh Cement and requires BHR to pursue permitting of and building of a new harbor. The lease was rent free through December 29, 1997 and subject to certain conditions, primarily continuing progress toward permitting of and then building of a new harbor, the lease will extend beyond December 29, 1997 until the earlier of December 31, 2005 or the completion of a new harbor. The BHR Joint Venture will be required to pay $125,000 per month beginning January 1998. A new harbor may require new guest facilities. The level of expenditures required for such new facilities cannot be accurately estimated at this time.

 Indiana Gaming Regulations

   The ownership and operation of riverboat gaming operations in Indiana are subject to strict state regulation under the Riverboat Gambling Act ("Act") and the administrative rules promulgated thereunder. The Indiana Gaming Commission ("IGC") is empowered to administer, regulate and enforce the system of riverboat gaming established under the Act and has jurisdiction and supervision over all riverboat gaming operations in Indiana, as well as all persons on riverboats where gaming operations are conducted. The IGC is empowered to regulate a wide variety of gaming and nongaming related activities, including the licensing of supplies to, and employees at, riverboat gaming operations and to approve the form of entity qualifiers and intermediary and holding companies. Indiana is a new jurisdiction and the emerging regulatory framework is not yet complete. The IGC has adopted certain final rules and has published others in proposed or draft form which are proceeding through the review and final adoption process. The IGC has broad rulemaking power, and it is impossible to predict what effect, if any, the amendment of existing rules or the finalization of currently new rules might have on the operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
Buffington Harbor Riverboats, L.L.C.:

   We have audited the accompanying balance sheets of Buffington Harbor Riverboats, L.L.C. (a Delaware limited liability company) as of December 31, 1998 and 1997, and the related statements of operations, members' capital and cash flows for the years December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buffington Harbor Riverboats, L.L.C. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997, and 1996 in conformity with generally accepted accounting principles.

                                                 /s/ Arthur Andersen LLP
                                          -------------------------------------
                                                   ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 29, 1999

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
CURRENT ASSETS:
  Cash................................................. $   177,685 $   129,509
  Trade receivables....................................      67,730      11,119
  Due from members' (Note 2)...........................   1,361,375   1,666,509
  Inventory............................................     261,750     339,066
  Prepaid expenses and other current assets............      78,916     100,161
                                                        ----------- -----------
    Total current assets...............................   1,947,456   2,246,364
PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2 and 3).....  84,507,760  89,946,185
OTHER ASSETS...........................................     267,717     509,279
                                                        ----------- -----------
    Total assets....................................... $86,722,933 $92,701,828
                                                        =========== ===========
           LIABILITIES AND MEMBERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable..................................... $ 1,263,411 $ 2,095,812
  Accrued expense......................................   1,461,759     664,881
                                                        ----------- -----------
    Total current liabilities..........................   2,725,170   2,760,693
DEFERRED RENT (Note 4).................................   2,499,989   2,857,165
COMMITMENTS AND CONTINGENCIES (Note 4).................         --          --
MEMBERS' CAPITAL.......................................  81,497,774  87,083,970
                                                        ----------- -----------
    Total liabilities and member's capital............. $86,722,933 $92,701,828
                                                        =========== ===========



  The accompanying notes to financial statements are an integral part of these financial statements.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

                            STATEMENTS OF OPERATIONS

                                          FOR THE YEARS ENDED DECEMBER 31,
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
REVENUES
  Food and beverage..................... $ 4,076,256  $ 5,541,672  $ 3,576,492
  Other (Note 2)........................  14,571,430   14,144,169    9,187,968
                                         -----------  -----------  -----------
    Net revenues........................  18,647,686   19,685,841   12,764,460
                                         -----------  -----------  -----------
COSTS AND EXPENSES
  Food and beverage.....................   3,532,120    4,553,964    2,894,437
  General and administrative............  15,331,318   15,776,782    9,768,871
  Depreciation..........................   5,945,672    5,821,765    3,039,708
  Other.................................     190,722      465,274      328,046
  Preopening expenses...................         --           --     1,871,590
                                         -----------  -----------  -----------
    Total costs and expenses............  24,999,832   26,617,785   17,902,652
                                         -----------  -----------  -----------
    Loss from operations................  (6,352,146)  (6,931,944)  (5,138,192)
INTEREST INCOME, net....................      17,220       18,262      203,047
                                         -----------  -----------  -----------
    Net loss............................ $(6,334,926) $(6,913,682) $(4,935,145)
                                         ===========  ===========  ===========




  The accompanying notes to financial statements are an integral part of these statements.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

                         STATEMENTS OF MEMBERS' CAPITAL

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                       RETAINED
                                          MEMBER       EARNINGS
                                       CONTRIBUTIONS  (DEFICIT)       TOTAL
                                       ------------- ------------  -----------
Balance, December 31, 1995............  $43,646,036  $     73,781  $43,719,817
  Capital contribution made by Trump
   Indiana, Inc.......................   25,563,415             0   25,563,415
  Capital contribution made by The
   Majestic Star Casino, LLC..........   25,563,415             0   25,563,415
    Net loss..........................            0    (4,935,145)  (4,935,145)
                                        -----------  ------------  -----------
Balance, December 31, 1996............  $94,772,866  $ (4,861,364) $89,911,502
  Capital contribution made by Trump
   Indiana, Inc.......................    2,043,075             0    2,043,075
  Capital contribution made by The
   Majestic Star Casino, LLC..........    2,043,075             0    2,043,075
    Net loss..........................            0    (6,913,682)  (6,913,682)
                                        -----------  ------------  -----------
Balance, December 31, 1997............  $98,859,016  $(11,775,046) $87,083,970
  Capital contribution made by Trump
   Indiana, Inc.......................      374,365             0      374,365
  Capital contribution made by The
   Majestic Star Casino, LLC..........      374,365             0      374,365
    Net loss..........................            0    (6,334,926)  (6,334,926)
                                        -----------  ------------  -----------
Balance, December 31, 1998............  $99,607,746  $(18,109,972) $81,497,774
                                        ===========  ============  ===========




  The accompanying notes to financial statements are an integral part of these financial statements.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

                            STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                           1998         1997          1996
                                        -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................. $(6,334,926) $(6,913,682) $ (4,935,145)
  Adjustment to reconcile net loss to
   net cash flows provided by (used in)
   operating activities
    Depreciation.......................   5,945,672    5,821,765     3,039,708
    Deferred rent......................    (357,176)   1,142,856     1,714,309
    Deferred income....................         --      (400,000)      400,000
    Changes in operating assets and
     liabilities.......................
    Decrease (increase) in accounts
     receivable........................     (56,611)       4,145       (15,264)
    Decrease (increase) in due from
     members'..........................     305,134      261,881    (1,928,390)
    Decrease (increase) in inventory...      77,316       14,900      (353,966)
    Increase in prepaid expenses and
     other current assets..............      21,245       (8,599)      (91,562)
    Increase in other assets...........     241,562     (253,898)     (255,381)
    Increase (decrease) in accounts
     payable...........................    (832,401)   1,014,495    (1,859,328)
    Increase in accrued expenses.......     796,878      204,739       460,142
                                        -----------  -----------  ------------
      Net cash flows provided by (used
       in) operating activities........    (193,307)     888,602    (3,824,877)
                                        -----------  -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and
   equipment, net......................    (507,247)  (4,913,623)  (61,290,442)
                                        -----------  -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributed capital..................     748,730    4,086,150    51,126,830
                                        -----------  -----------  ------------
      Net increase (decrease) in cash..      48,176       61,129   (13,988,489)
CASH BEGINNING OF PERIOD...............     129,509       68,380    14,056,869
                                        -----------  -----------  ------------
CASH END OF PERIOD..................... $   177,685  $   129,509  $     68,380
                                        ===========  ===========  ============



  The accompanying notes to financial statements are an integral part of these financial statements.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

1. ORGANIZATION AND OPERATIONS:

   Trump Indiana, Inc. ("Trump Indiana") and The Majestic Star Casino, LLC ("Barden"), the two holders of certificates of suitability for the Gary, Indiana riverboat casinos, formed Buffington Harbor Riverboats, L.L.C. ("BHR") on September 27, 1995 and have entered into an agreement (the "BHR Agreement") relating to the joint ownership, development and operation of all common land based and waterside operations in support of the Trump Indiana and Barden riverboat casinos. Under the BHR Agreement, BHR acquired property and constructed common roadways, utilities and other infrastructure improvements on BHR's property.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

   Under the terms of the BHR Agreement, all expenditures requiring a cash outlay by BHR are billed to Trump Indiana and Barden at cost. Accordingly, BHR records as expenses the cost of providing such services and records as other revenues the amounts billed to Trump Indiana and Barden.

 Property, Plant and Equipment

   Property, plant and equipment is carried at cost. Property and equipment is depreciated on the straight-line method using rates based on the following useful lives:

      Land improvements.............................................    15 years
      Buildings.....................................................    40 years
      Building improvements.........................................  5-10 years
      Harbor improvements........................................... 10-15 years
      Furniture, fixtures and equipment.............................     5 years

 Income Taxes

   BHR makes no provision (benefit) for income taxes since taxable income
(loss) is allocated to the members for inclusion in their respective income tax returns.

 Long-Lived Assets

   BHR accounts for long-lived assets under the provisions of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SAS No. 121"). SAS No. 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. BHR does not believe that any such changes have occurred.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

 Reclassifications

   Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

3. PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment is comprised of the following:

                                                          1998         1997
                                                       -----------  -----------
      Land and land improvements...................... $35,353,824  $35,091,770
      Building and building improvements..............  40,224,143   40,199,358
      Harbor improvements.............................  17,076,591   16,921,393
      Furniture, fixtures and equipment...............   6,660,348    6,595,138
                                                       -----------  -----------
                                                        99,314,906   98,807,659
      Less: Accumulated depreciation.................. (14,807,146)  (8,861,474)
                                                       -----------  -----------
      Total property, plant and equipment, net........ $84,507,760  $89,946,185
                                                       ===========  ===========

4. COMMITMENTS AND CONTINGENCIES:

 Indiana Gaming Regulations

   The ownership and operation of riverboat gaming operations in Indiana are subject to state regulation under the Riverboat Gambling Act ("Act") and the administrative rules promulgated thereunder. The Indiana Gaming Commission ("IGC") is empowered to administer, regulate and enforce the system of riverboat gaming established under the Act and has jurisdiction and supervision over all riverboat gaming operations in Indiana, as well as all persons on riverboats where gaming operations are conducted. The IGC is empowered to regulate a wide variety of gaming and nongaming related activities, including the licensing of suppliers to, and employees at, riverboat gaming operations and to approve the form of ownership and financial structure of not only riverboat owner and supplier licensees, but also their entity qualifiers and intermediary and holding companies. The IGC has broad rulemaking power, and it is impossible to predict what effect, if any, the amendment of existing rules or the finalization of currently new rules might have on the operations of BHR, Trump Indiana and Barden.

 Leases

   Under a lease agreement assumed by BHR from Trump Indiana with Lehigh Portland Cement Co. ("Lehigh Cement"), BHR has leased certain property, which is integral to the gaming operations of Trump Indiana and Barden. The lease places certain restrictions on the use of the harbor by riverboats of Barden and Trump Indiana, requires the reimbursement of certain costs which may be incurred by Lehigh Cement, and requires BHR to pursue the permitting and construction of a new harbor. The lease was rent free through December 29, 1997 and subject to certain conditions, primarily continuing progress toward permitting and construction of a new harbor, the lease will extend until the earlier of December 31, 2005 or the completion of a new harbor. Subsequent to the original 30-month term and beginning January, 1998 BHR is required to make payments of $125,000 per month for the remainder of the lease term. As of December 31, 1998 and 1997, BHR has recorded deferred rent expense of $2,499,989 and $2,857,165, respectively. The level of expenditures necessary to construct a new harbor cannot be accurately estimated at this time. BHR also has office equipment and vehicle leases. Rental expense of noncancellable operating leases was $1,481,194 and $1,502,239 for 1998, and 1997, respectively.

                      BUFFINGTON HARBOR RIVERBOATS, L.L.C.

   Minimum rental commitments under noncancelable operating leases are as follows:

      YEARS ENDED DECEMBER 31
      -----------------------
      1999......................................................... $ 1,813,942
      2000.........................................................   1,804,476
      2001.........................................................   1,662,646
      2002.........................................................   1,500,000
      2003.........................................................   1,500,000
      Thereafter...................................................   3,000,000
                                                                    -----------
                                                                    $11,281,064
                                                                    ===========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $130,000,000

                         [LOGO OF MAJESTIC STAR CASINO]

                          10 7/8% SENIOR SECURED NOTES
                                    DUE 2006

                               ----------------

                                   PROSPECTUS

                               ----------------

                                August 31, 1999

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